SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.



Management Proposal for the

183rd Extraordinary General Meeting to be held on

November 4th, 2022

Eletrobras

TABLE OF CONTENTS

INVITATION

CENTRAL ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS, invites all its shareholders to participate in its 183rd Extraordinary General Meeting ("EGM"), as follows:

Date: November 04, 2022

Time (Brasília): 02:00 pm

The Extraordinary General Meeting will be held in a fully digital manner pursuant to articles 5, §2, I and 28, paragraphs 2 and 3, all of CVM Resolution No. 81, of March 29, 2022, on November 4, 2022, at 2:00pm, through the Zoom digital platform ("Digital Platform") to resolve on the agenda contained in the call notice attached to this proposal.

Agenda:

1. Approve the full reform of the Company's articles of incorporation by amending, including, renumbering or excluding the following Chapters, articles, items and paragraphs of the Company's Articles of Incorporation:

Art. 1 - Redaction adjustment.
Art. 1st sole paragraph - change of redaction to better suit the condition of private company.
Art. 2 - exclusion to better suit the condition of private company.
Art. 3 - renumbering for art. 2 and change of redaction for change of headquarters.
Art. 3 paragraph 1 - renumbering for sole paragraph and redaction adjustment
Art. 3 paragraphs 2 and 7 - exclusion of existing provisions in regulations or legislation.
Art. 4 - renumbering for art. 3
Art. 4 item II - Redaction adjustment.
Art. 4 - insertion of paragraphs 1 and 2 - possibility for the Company to develop other activities related or complementary to its corporate purpose
Art. 5 - renumbering for paragraph. 3
Art. 5 sole paragraph - renumbering for paragraph. 4 - Redaction adjustment.
Art. 5 - exclusion of items I to V – Text consolidated in paragraph 4
Art. 6 - renumbering for paragraph 4 and adjustment in the Capital
Art. 6 - exclusion of the sole paragraph and items I and II – text transferred to the new Article 5
Art. 7 - renumbering for paragraph 1.
Art. 7 items I to III – redaction adjustment.
Art. 7 paragraphs 1, 2 and 3 - renumbering for 2, 3 and 4, with redaction adjustment.
Inclusion of Art. 5 and paragraphs 1 and 2 - Increase of the authorized capital, from 80 to 100 billion reais
Art. 8 - renumbering to Article 6.
Art. 9 - renumbering to Article 7.
Art. 10 - renumbering for Article 8.
Art. 11 - renumbering for Article 9.
Art. 12 - renumbering for Article 10.
Art. 13 - renumbering for Article 11.
Art. 13 paragraph 3 - redaction adjustment.
Art. 14 - renumbering for Article 12.
Art. 14 - exclusion of paragraph 2 - Exclusion of limitation.
Art. 15 - renumbering for Article 13.
Art. 16 - renumbering for Article 14.
Art. 17 - renumbering for Article 15.
Art. 18 - renumbering for Article 16.
Art. 19 - renumbering for Article 17.
Art. 19 – item III – redaction adjustment, dismembering the text in items IV and V and excluding the sole paragraph - Removed the prohibition for Board Members to receive additional remuneration for integrating advisory committees
Art. 20 - renumbering for article 16 and redaction adjustment.
Art. 20 – exclusion of items I to X – text summarized in the new caput of the article.
Art. 20 paragraph 1 and 7 - redaction adjustment.

Art. 21 – exclusion of the article - exclusion of existing provisions in regulations or legislation.
Art. 22 - renumbering for Article 19.
Art. 22 paragraph 3 - redaction adjustment.
Art. 22 paragraph 4 - exclusion of existing provisions in regulations or legislation.
Art. 23 - renumbering for Article 20.
Art. 24 - renumbering for Article 21.
Art. 25 - renumbering for article 22 and reredaction adjustment - contemplated the same prohibitions of investiture of administrator applied to state-owned companies, so that the shareholders cannot elect state ministers, representatives of the regulatory body, state and municipal secretaries, positions on temporary bond commission, political party leader, holder of executive power mandate, etc.
Art. 25 sole paragraph - renumbering for paragraph 1 and inclusion of items I to III.
Art. 25 - Inclusion of paragraph 2.
Art. 26 caput and paragraphs 1 and 2 - exclusion because the subject was addressed in the previous article.
Art. 27 caput - renumbering for paragraph 3 and redaction adjustment.
Art. 27 paragraphs 1, 2 and 3 - renumbering for paragraphs 4, 5 and 6, with reredaction adjustment – rules for the investiture of a board member residing abroad.
Inclusion of paragraph 7 - term of consent of the administrators
Inclusion of article 23, with sole paragraph – prohibitions and conflicts of interest.
Art. 28 - renumbering for Article 24 and exclusion of paragraphs 1 to 3 - withdrawal of limitation on renewals
Art. 29 - renumbering for Article 25.
Art. 29 - redaction adjustment in paragraph 1.
Inclusion of paragraph 2 - archiving of minutes.
Renumbering of the old paragraph 2 to 3 with reredaction adjustment.
Exclusion of paragraphs 3, 4, 7 and 8.
Renumbering of paragraphs 5 and 6 to 4 and 5.
Inclusion of paragraphs 6 and 7 - frequency of meetings and reimbursement of expenses.
Inclusion of art. 26 with items I to V quorum for approval of matters by the Board of Directors.
Art. 30 - renumbering for Article 27.
Art. 30 paragraphs 1 and 2 - redaction adjustment.
Inclusion of item I – extension of indemnity insurance for members of the FC and support committees.
Items I and II – renumbering for items II and III and redaction adjustment.
Paragraphs 3 to 5 - exclusion of the text because it is summarized in the previous paragraphs.
Insertion of new paragraphs 3 to 6 and their respective items – provision for entering into an indemnity contract.
Renumbering of paragraphs 6 and 7 to 7 and 8.
Art. 31 caput and paragraphs 1 to 3 exclusion - exclusion of devices that deal with the accumulation of positions.
Art. 32 - renumbering for article 28 and reredaction adjustment of the caput and items I and II and paragraphs 1 and 2 - The composition of the Board of Directors was reduced from 11 to 9 members. The minimum number of independents was increased from 3 to 5. The limitation for renewals has been removed.
Exclusion of paragraph 3 and inclusion of a new paragraph 3 - characterization of the independent director.
Paragraph 4 - redaction adjustment
Inclusion of art. 29. – requirements for the candidate to the CA
Inclusion of Art. 30 and paragraphs 1 and 2. – rules for vacancy of counselors.
Art. 33 - renumbering for article 31, editorial adjustment - Revised the scope of duties of the Board, with thematic division of subjects. A standard clause of the NM was also inserted that provides for the issuance of an opinion by the CA in case of Public Offering of Acquisition (OPA).
Renumbering in art. 34 for item XVIII, exclusion of arts. 35 and 36 and renumbering, inclusion and exclusion of various items and paragraphs of the new Article XXXI
Inclusion of Art. 32 - Maintained the 3 existing statutory committees today.
Exclusion of arts. 37 to 39, including its paragraphs - exclusion of the text because it is summarized in the previous paragraphs.
Art. 40 – renumbered to paragraph 1 of art. 32, including items I to III.
Paragraph 1 - renumbering for paragraph 2, with redaction adjustment.
Paragraphs 2, 4 and 5 excluded.

Paragraph 3 - redaction adjustment.
Inclusion of Art. 33, including items I to X and paragraphs 1, 2, 4, 5 and 6, with renumbering of paragraph 6 of art. 40 to the 3rd, exclusion of paragraphs 7 to 9, 11 to 16 and 18 of art. 40 - Remodeled the article dealing with the Audit and Risk Committee - ARC, in order to adapt to the requirements of the NM.
Renumbering of paragraph 10 of art. 40 for sole paragraph of art. 34, with redaction adjustment, binding the content of items I to III in the new paragraph.
Renumbering of paragraph 17 of article 40 to art. 35, with redaction adjustment.
Exclusion of arts. 41 and 42 and respective paragraphs and items.
Art. 43 - renumbering for art. 36 caput and paragraphs 1, 2 and 3, with redaction adjustment - The Executive Board is now composed of the President and Executive Vice-Presidents. The maximum limit of officers has been increased to 15. Removed the limitation for renewals. Age restriction for executive.
Exclusion of Art. 44 and paragraphs thereof
Art. 45 - renumbering for art. 37 with redaction in paragraphs 1 to 4.
Exclusion of Art. 46 and paragraphs thereof
Inclusion of Art. 38 – Duties of the executive board.
Exclude caput from Art. 47
Renumber paragraphs 1 and 2 of art. 47 for paragraphs 1 and 2 of art. 38 with redaction adjustment.
Delete Art. 48
Inclusion of Art. 39 with the exclusion, inclusion and renumbering of items of art. 48 to 39 – Duties of the executive board.
Art. 49 - renumbering for art. 40, with redaction adjustment, exclusion, inclusion and renumbering of items of art. 49 to 40 – duties of the president and vice-presidents
Art. 50 - renumbering for art. 41, with redaction adjustment, exclusion, inclusion and renumbering of items of art. 50 to 41.
Include art. 42 – duties of the executive vice-president.
Art. 51 renumbering for art. 43, with redaction in paragraph 1 and exclusion of paragraph 2 - CF does not operate permanently, depending on the request for installation by the meeting.
Exclusion of Art. 52 and paragraphs thereof.
Exclusion of Art. 53.
Renumber paragraphs 1 and 2 of art. 53 for paragraphs 2 and 3 of art. 43, with redaction adjustment.
Inclusion of Art. 44 – reimbursement of CF expenses.
Art. 54 renumbering for art. 45, with redaction adjustment, exclusion, inclusion and renumbering of items and paragraphs of art. 54 to 45.
Art. 55 renumbering for art. 46, with redaction adjustment in the caput and in the sole paragraph.
Inclusion of arts. 47 and 48 – functions of the company's business areas.
Art. 56 renumbering for art. 49, with redaction adjustment in the caput and in paragraph 1, exclusion of paragraph 2 and Renumbering paragraph 3 to 2 - Remuneration interest forecast for declared dividends deleted.
Art. 57 renumbering for art. 50, with reredaction adjustment in items I and II - Removed the statutory reserves, with the exception of the investment reserve, which was adjusted to allow the retention of up to 75% of the net income for the year, at the discretion of the Board of Directors' proposal to be assessed by the AGM
Inclusion of arts. 51 and 52 – period of preparation of balance sheets and dividends and interest on equity.
Exclusion of Arts. 58 to 64.

The Company prepared this Management Proposal, in compliance with good corporate governance and transparency practices, in order to guide and clarify to all its Shareholders about the matters that will be resolved, making its Investor Relations Superintendence available to clarify any additional doubts.

Service Channels

Website: www.eletrobras.com/ri
Email: assembleiavirtual@eletrobras.com
Email: ombudsman-ri@eletrobras.com
Phones: (21) 2514-6333|2514-4627
Fax: (21) 2514-5964

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Publicly-held company)
CNPJ. No. 00.001.180/0001-26

CALL NOTICE
183rd Extraordinary General Meeting

We call on the Shareholders of Centrais Elétricas Brasileiras S.A - Eletrobras ("Company") to meet at the Extraordinary General Meeting, exclusively digitally, pursuant to articles 5, §2, I and 28, paragraphs 2 and 3, all of the Resolution of the Brazilian Securities and Exchange Commission ("CVM") No. 81, of March 29, 2022, on November 4, 2022, at 2:00pm, through the Zoom digital platform ("Digital Platform"), to resolve on the agenda listed below:

Agenda:

1. Approve the full reform of the Company's articles of incorporation by amending, including, renumbering or excluding the following Chapters, articles, items and paragraphs of the Company's Articles of Incorporation:

Art. 1 - Redaction adjustment.
Art. 1st sole paragraph - change of redaction to better suit the condition of private company.
Art. 2 - exclusion to better suit the condition of private company.
Art. 3 - renumbering for art. 2 and change of redaction for change of headquarters.
Art. 3 paragraph 1 - renumbering for sole paragraph and redaction adjustment
Art. 3 paragraphs 2 and 7 - exclusion of existing provisions in regulations or legislation.
Art. 4 - renumbering for art. 3
Art. 4 item II - Redaction adjustment.
Art. 4 - insertion of paragraphs 1 and 2 - possibility for the Company to develop other activities related or complementary to its corporate purpose
Art. 5 - renumbering for paragraph. 3
Art. 5 sole paragraph - renumbering for paragraph. 4 - Redaction adjustment.
Art. 5 - exclusion of items I to V – Text consolidated in paragraph 4
Art. 6 - renumbering for paragraph 4 and adjustment in the Capital
Art. 6 - exclusion of the sole paragraph and items I and II – text transferred to the new Article 5
Art. 7 - renumbering for paragraph 1.
Art. 7 items I to III – redaction adjustment.
Art. 7 paragraphs 1, 2 and 3 - renumbering for 2, 3 and 4, with redaction adjustment.
Inclusion of Art. 5 and paragraphs 1 and 2 - Increase of the authorized capital, from 80 to 100 billion reais
Art. 8 - renumbering to Article 6.
Art. 9 - renumbering to Article 7.
Art. 10 - renumbering for Article 8.
Art. 11 - renumbering for Article 9.
Art. 12 - renumbering for Article 10.
Art. 13 - renumbering for Article 11.
Art. 13 paragraph 3 - redaction adjustment.
Art. 14 - renumbering for Article 12.
Art. 14 - exclusion of paragraph 2 - Exclusion of limitation.
Art. 15 - renumbering for Article 13.
Art. 16 - renumbering for Article 14.
Art. 17 - renumbering for Article 15.
Art. 18 - renumbering for Article 16.
Art. 19 - renumbering for Article 17.
Art. 19 – item III – redaction adjustment, dismembering the text in items IV and V and excluding the sole paragraph - The prohibition is removed so that Board Members receive additional remuneration for integrating advisory committees.
Art. 20 - renumbering for article 16 and redaction adjustment.
Art. 20 – exclusion of items I to X – text summarized in the new caput of the article.
Art. 20 paragraph 1 and 7 - redaction adjustment.
Art. 21 – exclusion of the article - exclusion of existing provisions in regulations or legislation.

Art. 22 - renumbering for Article 19.
Art. 22 paragraph 3 - redaction adjustment.
Art. 22 paragraph 4 - exclusion of existing provisions in regulations or legislation.
Art. 23 - renumbering for Article 20.
Art. 24 - renumbering for Article 21.
Art. 25 - renumbering for article 22 and reredaction adjustment - contemplated the same prohibitions of investiture of administrator applied to state-owned companies, so that the shareholders cannot elect state ministers, representatives of the regulatory body, state and municipal secretaries, positions on temporary bond commission, political party leader, holder of executive power mandate, etc.
Art. 25 sole paragraph - renumbering for paragraph 1 and inclusion of items I to III.
Art. 25 - Inclusion of paragraph 2.
Art. 26 caput and paragraphs 1 and 2 - exclusion because the subject was addressed in the previous article.
Art. 27 caput - renumbering for paragraph 3 and redaction adjustment.
Art. 27 paragraphs 1, 2 and 3 - renumbering for paragraphs 4, 5 and 6, with redaction adjustment – rules for the investiture of a board member residing abroad.
Inclusion of paragraph 7 - term of consent of the administrators.
Inclusion of article 23, with sole paragraph – prohibitions and conflicts of interest.
Art. 28 - renumbering for article 24 and exclusion of paragraphs 1 to 3 - withdrawal of limitation to renewals.
Art. 29 - renumbering for Article 25.
Art. 29 - redaction adjustment in paragraph 1.
Inclusion of paragraph 2 - archiving of minutes.
Renumbering of the old paragraph 2 to 3 with reredaction adjustment.
Exclusion of paragraphs 3, 4, 7 and 8.
Renumbering of paragraphs 5 and 6 to 4 and 5.
Inclusion of paragraphs 6 and 7 - frequency of meetings and reimbursement of expenses.
Inclusion of art. 26 with items I to V quorum for approval of matters by the Board of Directors.
Art. 30 - renumbering for Article 27.
Art. 30 paragraphs 1 and 2 - redaction adjustment.
Inclusion of item I – extension of indemnity insurance for members of the FC and statutory support committees.
Items I and II – renumbering for items II and III and redaction adjustment.
Paragraphs 3 to 5 - exclusion of the text because it is summarized in the previous paragraphs.
Insertion of new paragraphs 3 to 6 and their respective items – provision for entering into an indemnity contract.
Renumbering of paragraphs 6 and 7 to 7 and 8.
Art. 31 caput and paragraphs 1 to 3 exclusion - exclusion of devices that deal with the accumulation of positions.
Art. 32 - renumbering for article 28 and reredaction adjustment of the caput and items I and II and paragraphs 1 and 2 - The composition of the Board of Directors was reduced from 11 to 9 members. The minimum number of independents was increased from 3 to 5. The limitation for renewals has been removed.
Exclusion of paragraph 3 and inclusion of a new paragraph 3 - characterization of the independent director.
Paragraph 4 - redaction adjustment.
Inclusion of Art. 29. – requirements for the candidate to the CA.
Inclusion of Art. 30 and paragraphs 1 and 2. – rules for vacancy of counselors.
Art. 33 - renumbering for article 31, editorial adjustment - Revised the scope of duties of the Board, with thematic division of subjects. A standard clause of the NM was also inserted that provides for the issuance of an opinion by the CA in case of Public Offering of Acquisition (OPA).
Renumbering in art. 34 for item XVIII, exclusion of arts. 35 and 36 and renumbering, inclusion and exclusion of several items and paragraphs of the new Article XXXI.
Inclusion of Art. 32 - Maintained the 3 existing statutory committees today.
Exclusion of arts. 37 to 39, including its paragraphs - exclusion of the text because it is summarized in the previous paragraphs.
Art. 40 – renumbered to paragraph 1 of art. 32, including items I to III.
Paragraph 1 - renumbering for paragraph 2, with redaction adjustment.
Paragraphs 2, 4 and 5 excluded.
Paragraph 3 - redaction adjustment.

Inclusion of Art. 33, including items I to X and paragraphs 1, 2, 4, 5 and 6, with renumbering of paragraph 6 of art. 40 to the 3rd, exclusion of paragraphs 7 to 9, 11 to 16 and 18 of art. 40 - Remodeled the article dealing with the Audit and Risk Committee - ARC, in order to adapt to the requirements of the NM.
Renumbering of paragraph 10 of art. 40 for sole paragraph of art. 34, with redaction adjustment, binding the content of items I to III in the new paragraph.
Renumbering of paragraph 17 of article 40 to art. 35, with redaction adjustment.
Exclusion of arts. 41 and 42 and respective paragraphs and items.
Art. 43 - renumbering for art. 36 caput and paragraphs 1, 2 and 3, with redaction adjustment - The Executive Board is now composed of the President and Executive Vice-Presidents. The maximum limit of directors was increased to 15. Removed the limitation for renewals. Age restriction for executive.
Exclusion of Art. 44 and paragraphs thereof.
Art. 45 - renumbering for art. 37 with redaction in paragraphs 1 to 4.
Exclusion of Art. 46 and paragraphs thereof.
Inclusion of Art. 38 – Duties of the executive board.
Exclude caput from Art. 47
Renumber paragraphs 1 and 2 of art. 47 for paragraphs 1 and 2 of art. 38 with redaction adjustment.
Delete Art. 48
Inclusion of Art. 39 with the exclusion, inclusion and renumbering of items of art. 48 to 39 – Duties of the executive board.
Art. 49 - renumbering for art. 40, with redaction adjustment, exclusion, inclusion and renumbering of items of art. 49 to 40 – duties of the president and vice-presidents.
Art. 50 - renumbering for art. 41, with redaction adjustment, exclusion, inclusion and renumbering of items of art. 50 to 41.
Include art. 42 – duties of the executive vice-president.
Art. 51 renumbering for art. 43, with redaction in paragraph 1 and exclusion of paragraph 2 - CF does not operate permanently, depending on the request for installation by the meeting.
Exclusion of Art. 52 and paragraphs thereof.
Exclusion of Art. 53.
Renumber paragraphs 1 and 2 of art. 53 for paragraphs 2 and 3 of art. 43, with redaction adjustment.
Inclusion of Art. 44 – reimbursement of CF expenses.
Art. 54 renumbering for art. 45, with redaction adjustment, exclusion, inclusion and renumbering of items and paragraphs of art. 54 to 45.
Art. 55 renumbering for art. 46, with redaction adjustment in the caput and in the sole paragraph.
Inclusion of arts. 47 and 48 – functions of the company's business areas.
Art. 56 renumbering for art. 49, with redaction adjustment in the caput and in paragraph 1, exclusion of paragraph 2 and Renumbering paragraph 3 to 2 - Remuneration interest forecast for declared dividends deleted.
Art. 57 renumbering for art. 50, with reredaction adjustment in items I and II - Removed the statutory reserves, with the exception of the investment reserve, which was adjusted to allow the retention of up to 75% of the net income for the year, at the discretion of the Board of Directors' proposal to be assessed by the AGM
Inclusion of arts. 51 and 52 – period of preparation of balance sheets and dividends and interest on equity.
Exclusion of Arts. 58 to 64.

Digital Meeting

The Company's decision to carry out the exclusively digital EGM, pursuant to art. 5, §2, item I and art. 28, §§2 and 3 of CVM Resolution 81, aims to facilitate the participation of shareholders and others involved in the realization of the EGM.

The EGM will be carried out exclusively digitally, which is why the shareholder's participation can only be:

(a) via Remote Voting Form ("Voting Form"), and the detailed guidance on the documentation required for remote voting is contained in the Voting Form that can be accessed on the *websites* mentioned below; and

(b) via Digital Platform, in person or by a duly constituted attorney-in-fact, pursuant to art. 28, §§2 and 3 of CVM Resolution 81, in which case the shareholder may: (i) simply participate in the EGM, whether or not he has sent the Voting Form; or (ii) participate and vote in the EGM, observing that as for the shareholder who has already sent the Voting Form and who, if he wishes, vote in the Meeting via Digital Platform, all voting instructions received through a Voting Form will be disregarded.

Distance Voting

Subject to the procedures provided for in CVM Resolution 81, in the Company's Reference Form and the instructions contained in the Management Proposal for the EGM, the shareholder may exercise the right to vote by completing and delivering the Voting Form made available by the Company on the Company's websites (https://ri.eletrobras.com), CVM (www.cvm.gov.br) and B3 (www.b3.com.br).

Access to the Meeting

Shareholders who wish to participate in the EGM via the Digital Platform must access the website www.eletrobras.com/AssembleiaVirtual fill out their registration, including the creation of a password, and attach all documents necessary for their qualification to participate and/or vote in the EGM, at least 2 (two) days in advance of the date designated for the EGM, that is, until November 2, 2022.

Required Documents

The following documents will be required from shareholders for qualification and participation and/or vote in the EGM via the Digital Platform: (a) if an individual, a copy of the identification document, legally recognized as such, with a recent photo and national validity, within the validity period, if applicable, or, if represented by a proxy, a copy of the power of attorney signed with less than 1 (one) year, together with the official identity document with a photo of the proxy, and such proxy must be another shareholder, administrator of the Company or lawyer regularly registered in the boards of the Brazilian Bar Association; or (b) if a legal entity, (i) updated articles of incorporation of the shareholder and the act that invests the representative(s) of sufficient powers for representation within the scope of the EGM, duly registered with the competent bodies, together with the official identity document with photo of the said representative (s); (ii) if it is the case, a power of attorney duly granted in accordance with the law and/or the shareholder's articles of incorporation, together with the document identity officer with a photo of the prosecutor.

The Company clarifies, exceptionally for this EGM, that it will waive the need to send the physical copies of the shareholder representation documents to its office, as well as the recognition of the grantor's signature in the power of attorney for shareholder representation, the notarization, consularization, apostille and sworn translation of all documents representing the foreign shareholder, simply by sending a simple copy of the original copies of such documents through the aforementioned website. The Company will only admit powers of attorney granted by shareholders by electronic means containing digital certification that is within the standards of the Brazilian Public Key Infrastructure or by other means of proving the authorship and integrity of the document in electronic form.

Representation of Shareholders

Pursuant to the first paragraph of art. 126 of Law No. 6.404, of December 15, 1976, as amended ("Brazilian Corporation Law") and the decision of the CVM Board in CVM case RJ-2014/3578, on November 4, 2014, the shareholder may be represented at the shareholders' meeting: (i) if a natural person, by an attorney-in-fact constituted less than one (1) year ago (who is a shareholder, manager of the Company or a lawyer regularly registered in the boards of the Brazilian Bar Association), (ii) if a legal entity, by its legal representatives or by an attorney-in-fact appointed under the terms of its articles of incorporation and in accordance with the rules of the Brazilian Civil Code, and (iii) if an investment fund, by its administrator and/or manager or, by an attorney-in-fact appointed under the terms of its articles of incorporation and in accordance with the rules of the Brazilian Civil Code.

Confirmation of Qualification

After sending all documents proving the qualification, the shareholder or attorney-in-fact, as the case may be, will receive confirmation of the qualification to participate in the EGM and the individual link to access the Digital Platform. Pursuant to art. 6, §3 of CVM Resolution 81, access to the Digital Platform of shareholders who do not submit the necessary participation documents within the period provided herein and as detailed in the Management Proposal will not be allowed.

Additional Information

Detailed information on the rules and procedures for participation and/or remote voting in the EGM, including guidelines for sending the Voting Bulletin, are contained in the Management Proposal available on the *websites* of CVM (www.cvm.gov.br), B3 (www.b3.com.br) and the Company (https://ri.eletrobras.com/). Guidance on the rules of conduct to be adopted at the EGM will be available on the Digital Platform.

Pursuant to article 8 of the Articles of Incorporation of Eletrobras, any shareholder or group of shareholders, Brazilian or foreign, public or private, is prohibited from exercising the right to vote in a number greater than the equivalent to the percentage of 10% (ten percent) of the total number of shares in which the voting capital of Eletrobras is divided, regardless of its participation in the capital.

Pursuant to article 9 of Eletrobras's Articles of Incorporation, it is forbidden to enter into shareholders' agreements aimed at regulating the exercise of voting rights in a number greater than that corresponding to the percentage of 10% (ten percent) of the total number of shares in which Eletrobras's voting capital is divided.

Pursuant to article 10 of Eletrobras's Articles of Incorporation, they fall within the definition of "group of shareholders", for the purposes of restricting the exercise of voting rights, two (2) or more shareholders who: (i) are parties to a voting agreement, either directly or through controlled companies, controlling companies or companies under common control; (ii) are, directly or indirectly, a controlling shareholder or controlling company of the other or others; (iii) are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not; (iv) are companies, associations, foundations, cooperatives and trusts, funds or investment portfolios, universality of rights or any other forms of organization or enterprise with the same administrators or managers, or whose administrators or managers are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not; (v) are any shareholders represented by the same agent, administrator or representative in any capacity, except in the case of holders of securities issued under the program of Depositary Receipts of the Company, when represented by the respective depositary bank, provided that they do not fit into any of the cases contemplated in the aforementioned article.

In the case of investment funds with a common administrator or manager, only those whose investment and voting policy at shareholders' meetings, under the terms of the respective

regulations, is the responsibility of the administrator or manager, will be considered as members of a group of shareholders.

Due to the aforementioned limitation, the Company hereby requests, for the purposes of the timely examination of the matter, that the shareholders included in the legal situations contemplated in article 10 of the aforementioned Articles of Incorporation, inform which are the members of the group of shareholders up to two (2) days in advance of the date designated for the realization of the EGM, that is, until 11:59pm on November 2, 2022, by sending the statement exclusively to the *website* address www.eletrobras.com/AssembleiaVirtual, specifying the following:

(i) whether they are party to a voting agreement and whether there are other members of the agreement and their respective interests;

(ii) whether they are part of an economic group of companies or group of entities with common administration or management or under the same command;

(iii) whether they are represented by the same agent, administrator or representative in any capacity.

The model of the declaration of belonging is made available by the Company on its website (https://ri.eletrobras.com/).

The Company will consider that shareholders who do not submit such a declaration affirm that they do not belong to any "group of shareholders".

Shareholders are available on the Company's *websites* (https://ri.eletrobras.com), CVM (www.cvm.gov.br) and B3 (www.b3.com.br) all documentation pertinent to the matter that will be resolved at the EGM, pursuant to the Brazilian Corporate Law and CVM Resolution 81.

Brasília, September 30, 2022.

Ivan de Souza Monteiro
Chairman of the Board of Directors

MANAGEMENT'S PROPOSAL

1. Procedures inherent to the EGM

To facilitate the understanding and attendance of the Shareholders at the EGM now called, the Company lists below some relevant information regarding the procedures for installation, participation and conduct of the conclave. ("Management Proposal").

1.1. Voting Rights

- Shareholders holding **Common** shares:

They shall have the right to vote on all items on the agenda.

1.2. Installation of the Extraordinary Shareholders' Meeting

Pursuant to article 135 of the Brazilian Corporation Law, for the installation of the Extraordinary General Meeting on first call, the skillful attendance of shareholders and/or their legal representatives holding an interest corresponding to at least 2/3 (two thirds) of the Company's voting capital will be required.

If this percentage is not reached, a new call will be made, at least 08 (eight) days in advance, after which the Extraordinary General Meeting will be held with the presence of any number of shareholders.

1.3. Qualification and Participation in the Extraordinary General Meeting

Representation at the Extraordinary General Meeting

Pursuant to paragraph 1 of article 126 of Law No. 6.404, of December 15, 1976, as amended ("Brazilian Corporation Law") and the decision of the CVM Board in CVM case RJ-2014/3578, issued on November 4, 2014, the shareholder may be represented at the EGM in the following ways: (a) if a natural person, by an attorney-in-fact appointed less than 1 (one) year ago (who is a shareholder, company administrator or lawyer regularly registered in the boards of the Brazilian Bar Association), (b) if a legal entity, by its legal representatives or by an attorney-in-fact appointed under the terms of its articles of incorporation and in accordance with the rules of the Brazilian Civil Code, (c) if an investment fund, by its administrator and/or manager or, by an attorney-in-fact appointed under the terms of its articles of incorporation and in accordance with the rules of the Brazilian Civil Code.

Documents for Participation in the Extraordinary General Meeting

To participate in the EGM, the Shareholders must hold shares issued by the Company, and present the following documents:

(a) if a natural person, a copy of an identification document, legally recognized as such, with a recent photo and national validity, within the validity period, if applicable, or, in the case of being represented by an attorney-in-fact, a copy of the power of attorney signed with less than 1 (one) year, together with the official identity document with a photo of the attorney-in-fact, and such attorney-in-fact must be another shareholder or lawyer regularly registered in the boards of the Brazilian Bar Association; or

(b) if a legal entity, (i) a copy of the updated articles of incorporation of the shareholder and the act that invests the representative(s) of sufficient powers for representation within the scope of the EGM, duly registered with the competent bodies, together with the official identity

document with photo of the said representative(s); (ii) if applicable, an instrument of mandate duly granted in accordance with the law and/or the articles of incorporation, together with the official identity document with photo of the attorney-in-fact.

For the purposes of the documents provided for in item (b), the Company will accept articles of incorporation and articles of association and minutes of corporate bodies that elect the representatives of the legal entity shareholder, in a certificate issued by the respective registration body, attesting to the registration of the document or act registered.

In the case of investment funds, the representative must prove his/her status as administrator of the fund or attorney-in-fact duly appointed by the fund, in accordance with the legislation applicable to him/her.

Due to the limitation on the exercise of voting rights, the Company hereby requests, for the purposes of the timely examination of the matter, that the shareholders included in the legal situations contemplated in article 10 of the Articles of Incorporation, inform which are the members of the group of shareholders up to two (2) days in advance of the date designated for the realization of the EGM, that is, until 11:59pm on November 2, 2022, by sending the statement exclusively to the *website* address www.eletrobras.com/AssembleiaVirtual, specifying the following:

(i) whether they are party to a voting agreement and whether there are other members of the agreement and their respective interests;

(ii) if they are part of an economic group of companies or group of entities with common administration or management or under the same command;

(iii) if they are represented by the same agent, administrator or representative in any capacity.

The aforementioned documents must be presented by the shareholder up to 2 (two) days in advance of the date designated for the EGM, that is, until 11:59pm on November 2, 2022, exclusively through the *website* address www.eletrobras.com/AssembleiaVirtual.

The model of the declaration of belonging is made available by the Company on its website (https://ri.eletrobras.com/).

Shareholders who do not fit into the legal situations contemplated in article 10 of the Bylaws do not need to send the aforementioned Declaration and the Company will consider that such shareholders affirm that they do not belong to any "group of shareholders" and that they are responsible for such statement, given the informational duty provided for in the Company's Articles of Incorporation.

Registration and Accreditation for Remote Participation in the EGM

The shareholder who wishes to participate in the EGM, in order to manifest and/or vote, via the Digital Platform, must complete all registration data at www.eletrobras.com/AssembleiaVirtual and attach all (in full) the supporting documents of qualification (as listed above) at said website address at least 2 (two) days in advance of the date designated for the EGM, that is, until 11:59pm on November 2, 2022.

The Company will arrange for the verification of the documents and the shareholder will receive confirmation of their accreditation to participate in the EGM and the individual link to access the Digital Platform. In case of insufficient documentation, the shareholder must complement

the documentation at the same address www.eletrobras.com/AssembleiaVirtual by 11:59pm on November 2, 2022.

In the case of an attorney-in-fact, he must register his data at www.eletrobras.com/AssembleiaVirtual and must, through the same website, indicate each shareholder he will represent and attach the respective documents proving the condition of shareholder and representation, under the terms mentioned above. After the personal registration, the attorney is automatically directed to the registration of their representatives, but if you leave this page and want to add more represented, the attorney needs to access the link www.eletrobras.com/AssembleiaVirtual and login with the password created at the time of registration to continue to register them. The attorney-in-fact will receive individual confirmation of the qualification situation of each shareholder registered in its registration and will provide, if necessary, the complementation of documents.

The proxy who may represent more than one shareholder may only vote in the EGM by shareholders who have their qualification confirmed by the Company. In this case, the attorney-in-fact must pay attention to the provisions of the second paragraph of Article 10 of the Articles of Incorporation, which establishes that any shareholders represented by the same agent, administrator or representative in any capacity, with the exception of the holders of securities issued under the Company's Depositary Receipts Program, when represented by the depository bank, shall be considered as part of the same group of shareholders, provided that they are not included in any of the hypotheses of the caput of Article 10 or its first paragraph.

It should be noted that the holders of ADRs ("American Depositary Receipt") participate and vote at the meetings solely and exclusively through their representative, Banco Bradesco S.A., as a depositary financial institution, observing the terms and procedures established in the "Depositary Agreement" entered into with Eletrobras.

Access to the EGM via Digital Platform will be restricted to shareholders or their attorneys-in-fact who are accredited under the terms of this Management Proposal ("Accredited Shareholders"). The Company warns that shareholders who do not submit the request and the necessary participation documents within the period required herein will not be able to participate in the EGM.

The Accredited Shareholders or their attorneys-in-fact undertake to: (i) use the individual registration solely and exclusively for the remote monitoring of the EGM, (ii) not to transfer or disclose, in whole or in part, the individual registration to any third party, shareholder or not, the registration being non-transferable, and (iii) not to record or reproduce, in whole or in part, nor to transfer, to any third party, shareholder or not, the content or any information transmitted by virtual means during the performance of the EGM.

If a certain Accredited Shareholder does not receive confirmation for virtual access at the EGM up to 8 (eight) hours in advance of the start time of the EGM, they must contact the Company's Investor Relations Superintendence through the email assembleiavirtual@eletrobras.com up to 4 (four) hours in advance of the start time of the EGM.

Participation in the EGM via Digital Platform

The Accredited Shareholder who participates through the electronic system made available by the Company will be considered present at the EGM (being able to exercise their respective right to vote) and subscriber to the respective minutes, pursuant to art. 47, item III and paragraph §1, of CVM Resolution 81.

In turn, the shareholder who has already sent the Voting Form may also, if he wishes, register to participate in the EGM through the Digital Platform, provided that he does so in the manner and within the period described in this Management Proposal, in which case such shareholder may: (i) simply participate in the EGM, whether or not he has sent the Voting Form; or (ii) participate and vote in the EGM, observing that, as for the shareholder who has already sent

the Voting Form and who, if he wishes, vote in the EGM, all voting instructions received through the Voting Form will be disregarded.

It should be noted that the Digital Platform meets the requirements set forth in art. 28, §1 and items I to III of CVM Resolution 81, which are: (i) the possibility of manifestation and simultaneous access to documents presented during the EGM that have not been previously made available; (ii) the full recording, by the Company, of the EGM; (iii) the possibility of communication between the shareholders present and (iv) ensure the registration of the presence of the shareholders and the respective votes.

The Accredited Shareholders who enter the electronic system, hereby authorize the Company to use any information contained in the recording of the EGM to: (i) record the possibility of manifestation and viewing of the documents presented during the EGM; (ii) record the authenticity and security of communications during the EGM; (iii) record the presence and votes cast by the participating shareholders; (iv) compliance with the legal order of competent authorities; and (v) defense of the Company, its administrators and contracted third parties, in any judicial, arbitral, regulatory or administrative sphere.

The Accredited Shareholder who wishes to express an opinion on a certain matter on the agenda of the EGM shall use the Digital Platform to register such request, so that, in the order in which they are received by the board, the floor is given to such Accredited Shareholder, by opening its audio. In order to maintain the good progress of the EGM, a maximum time may be established for the manifestation of each participating shareholder.

Any manifestations made in writing, sent to the EGM table at assembleiavirtual@eletrobras.com until the end of the EGM, by any Accredited Shareholder or his attorney-in-fact, will be attached to the respective minutes, if expressly requested.

The participating shareholder who wishes to take the floor to make a statement on any matter not related to the agenda of the EGM must use the usual channels of contact with the Company, through the Investor Relations area.

The Company is not responsible for connection problems that the Accredited Shareholders may face and other situations that are not under the Company's control, such as instability in the connection to the internet or incompatibility of the Digital Platform with the Accredited Shareholder's equipment.

The Company also strongly recommends that Accredited Shareholders (i) test and familiarize themselves in advance with the Zoom tool to avoid the incompatibility of their electronic equipment with the Digital Platform and other problems with its use on the day of the EGM; and (ii) access the Digital Platform at least 30 (thirty) minutes in advance of the start of the EGM, in order to avoid any operational problems.

In order to assist its shareholders, the Company will provide remote technical support and provide Accredited Shareholders with a guide with basic instructions for accessing the EGM through the Digital Platform.

Any doubts or clarifications on the above issues may be resolved or obtained, as the case may be, through contact with the Investor Relations Department, by e-mail assembleiavirtual@eletrobras.com.

Distance Voting

As provided for in CVM Resolution 81, pursuant to art. 26, §1, II, b, Eletrobras will make available, up to 1 month before the date scheduled for the EGM, the possibility of remote participation through the Remote Voting Ballot ("Voting Ballot"), whose model was made available on the Company's websites (https://ri.eletrobras.com/), CVM (http://www.cvm.gov.br/) and B3 (www.b3.com.br).

To participate in the EGM through this modality, the Company's shareholders must fill in the proper fields, sign the Voting Bulletin and send it, alternatively, to: (i) the Bookkeeping Agent (as defined below) of the shares issued by the Company; (ii) the Custodian Agent responsible for the custody of the shares issued by the Company held by him ("Custodian Agent"), provided that he is able to receive the Voting Ballot under the terms of CVM Resolution 81; or, (iii) the Company, directly, by postal or electronic mail, as provided for in item I of art. 27 of said normative act, observing the term portrayed below.

In this sense, Eletrobras informs that the bookkeeping agent of its shares, namely Banco Bradesco S.A. ("Bookkeeping Agent"), under the terms of an agreement signed with the Company, will receive the Voting Ballot of the Company's shareholders throughout its network of bank branches spread throughout the national territory, observing the procedures established by the Bookkeeping Agent. The shareholders or their representatives must appear at any bank branch of the Bookkeeping Agent, with a valid, original identity document, with photo and, in the case of shareholders considered legal entities and/or represented by an attorney-in-fact, the competent representation documents must be presented, in addition to the Voting Ballot.

In addition, it should be noted that pursuant to CVM Resolution 81, custodians may, but are not required to, receive the Voting Bulletins from the Company's shareholders. As a result, it is recommended that shareholders verify with the respective Custodian Agent whether it will provide such service, as well as its costs and procedures. In cases where the Escrow Agent chooses to receive the Voting Ballots, the Company's shareholders may also, at their sole discretion, forward the Voting Ballot directly to such agents.

Also, pursuant to CVM Resolution 81, shareholders who so wish, may also forward the Voting Form directly to the Company, and, in this case, they must observe the following rules:

(i) The Voting Ballot will only be received when sent by email, to the following email address: ombudsman-ri@eletrobras.com. Exceptionally, for this EGM, the originals will not be required to be sent to the Company;

(ii) The Voting Ballot shall contain the place, date and signature of the requesting shareholder. If the shareholder is considered a legal entity under the terms of Brazilian law, the signature must be of its legal representatives, or attorneys-in-fact with powers to practice this type of act; and

(iii) The Voting Ballot sent directly to the Company must be accompanied by the documentation proving the quality of shareholder or legal representative of the signatory shareholder, observing, therefore, the requirements and formalities indicated in item 1.3 above.

The Voting Ballot that is unaccompanied by the documentation necessary to prove the status of shareholder, or to prove its representation, will not be considered valid, and, consequently, will not be processed by the Company, but may be corrected and resubmitted by the shareholder to the Company, subject to the terms and procedures established in CVM Resolution 81.

The Voting Ballot that is received by the Bookkeeping Agent, the Custodian Agent (as the case may be) and/or the Company up to 7 (seven) days before the date of the EGM pursuant to art. 27 of CVM Resolution 81. The Voting Ballot that is delivered after this period, or that is not corrected by this period, will be considered invalid and will not be processed by the Company.

After the expiration of the aforementioned period, if items not filled in the Ballots presented remain, the Company informs that it will consider them as an instruction equivalent to abstaining from voting in relation to such matters.

2. Clarifications on the Matters to be resolved in the EGM

Since June 17, 2022, Eletrobras ("Company") is a publicly-held company without a defined parent company ("Corporation").

The privatization of Eletrobras was supported by Law No. 14,182, of July 12, 2021, and approved at the 181st EGM of Eletrobras on 02.22.2022.

However, the completion of the privatization only materialized with the effective settlement of the capital increase operation ("capitalization" or "follow-on") and purposeful dilution of the Federal Government's share, followed by the payment of the new grants by the Eletrobras companies.

At the time of the 181st EGM, a draft of the transitional articles of incorporation was approved, with the objective of regulating the operation of the Company in the period immediately following the completion of the privatization.

The main scope of this document was to adjust rules, practices, procedures and references that were directly related to the legal nature of a state-owned company.

However, considering the extreme complexity of the capitalization operation, the proposal for the transitional legal status was conservative and focused on the changes necessary for migration to the legal regime of private law, thus not capturing all the synergies and levers of value related to good practices, procedures and mode of organization inherent to private companies.

Thus, the proposed new articles of incorporation seek, through transparent, direct and objective formatting, to incorporate and adjust a series of practices and rules of organization, operation and relationship, in line with the highest standards of corporate governance of the private sector.

The present reform also aims to anticipate the incorporation of certain statutory provisions associated with the strategic initiative to seek, in the future, the Company's entry into the Regulation of the "New Market" Level of Governance of B3, in line with the Business and Management Master Plan ("PDNG") 2022-2026.

Below is a highlight of some of the main changes promoted by this statutory reform and its related justifications:

CHAPTER I

- Change the headquarters of Brasília/DF to Rio de Janeiro/RJ.

  Justification: The measure aims to rationalize its administrative organization and compliance with legal formalities for public registration, given that the Company's central office is already located in the city of Rio de Janeiro/RJ.

- Explain the possibility of the Company developing other activities related or complementary to its corporate purpose.

  Justification: Ensure greater flexibility for the Company to, without departing from its corporate purpose, adapt its business activities to the new technologies and trends in its sector, maximizing its capacity for competition and innovation.

CHAPTER II

- Update the expression of the capital and the number of common shares issued by the Company.

  Justification: Adaptation to the new parameters verified after the Capitalization operation.

- Increase the limit of the authorized capital to R$100,000,000,000.00 (one hundred billion reais).

  Justification: Provide greater flexibility and speed to the Company's management to promote an optimal management of its capital structure, including raising funds necessary to achieve its corporate purpose.

CHAPTER III

- Removal of the prohibition for Board Members to receive additional compensation for serving on advisory committees.

  Justification: The prohibition was not echoed in the best market practices, being a rule left over from the period of the state-owned company. In line with the best practices verified in publicly-held private companies, the new Articles of Incorporation now grant full autonomy to the Board of Directors to decide on the establishment of remuneration for members of advisory committees.

CHAPTER IV

- To prohibit the investiture, to the Board of Directors or Executive Board, of a representative of the regulatory body to which the Company is subject, of Minister of State, Secretary of State, Municipal Secretary, of a position holder, without permanent link with the public service, of a special nature or of direction and superior advice in the public administration, of a statutory leader of a political party and holder of a mandate in the Legislative Branch of any entity of the federation, even if licensed from the position, as well as of a person who acted, in the last 36 (thirty-six) months, as a participant in the decision-making structure of a political party or in work linked to the organization, structuring and execution of an electoral campaign, and also of a person who holds a position in a union organization.

  Justification: Considering the good corporate governance practices, the principles of ethical and integral conduct and the legitimate interests of the Company, the prohibitions portrayed above were incorporated, applicable to all shareholders without distinction.

- Establishment of criteria and requirements for the execution of indemnity contracts by the Company.

  Justification: It provides legal certainty and transparency, to the extent that requirements and conditions are established for the treatment of the subject by the Company's management.

CHAPTER V

- Resizing the composition of the Board of Directors from 11 (eleven) to 9 (nine) members; increase of the minimum number of independent members from 3 (three) to 5 (five) members; abolition of the limitation for renewals.

  Justification: Adaptation to the high standards of corporate governance and the requirements on the composition of boards of directors of companies listed in the New Market.

- Review and reorganization of the list of duties of the Board of Directors; insertion of a standard clause of the New Market Regulation that provides for the issuance of an opinion by the Board of Directors in the event of a Public Offering of Acquisition ("OPA").

  Justification: The duties were reviewed, in line with the practices of the private sector and with a view to ensuring greater rationalization of the board's activities. The thematic division allows the reader to identify a certain rule of jurisdiction more easily. The redaction has been revised in order to provide greater clarity and flexibility, with

the possibility of delegating tasks and deleting specific nomenclatures, so as not to undermine organizational and process restructuring.

- Maintenance of the current statutory advisory committees, namely: People Committee; Strategy, Governance and Sustainability Committee; and Audit and Risk Committee.

  Justification: Given the long period of operation of the committees in question, it is understood that there is maturity in the governance system to ratify the effectiveness and adequacy of the current structure of the statutory committees. Non-statutory committees and working groups may be created in order to support the Board of Directors in the performance of its duties.

- Adjusted the provision that deals with the Audit and Risk Committee ("ARC") in line with the New Market Regulation.

  Justification: Included additional statutory provisions related to the operation of the ARC. The changes do not generate impacts on the structure or scope of the ARC.

CHAPTER VI

- Alteration of the composition of the Executive Board, which shall be composed of the President and up to fifteen (15) Executive Vice-Presidents, and the limitation for renewals shall be removed.

  Justification: Give flexibility to the management to adapt the management format of Eletrobras to the new corporate and organizational restructuring design, aiming at gaining synergies, efficiency and competitiveness, in line with the best practices adopted in the market. The effective number of members of the executive board will depend on a proposal to be formulated by the President of the Company and the decision to be taken by the Board of Directors.

- Review the list of duties of the Executive Board, the President and the Executive Vice-Presidents.

  Justification: The duties of the Executive Board were reviewed, in line with the practices of the private sector and with a view to ensuring greater rationalization of the activities of the board, with greater delegation of individual activities and responsibilities.

CHAPTER VIII

- Provide for the non-permanent operation of the Fiscal Council, which will operate according to a request for installation by the Meeting.

  Justification: Considering the nature of Corporation, there is a greater balance in the representation of shareholders on the Board of Directors. Considering also that the Company has ARC installed and in permanent operation, it is understood that the performance of the Fiscal Council becomes less urgent in this new context of the Company, and it is appropriate to grant the shareholders, under the terms of the law, the prerogative to install or not install this supervisory body.

CHAPTER X

- Suppress the provision for remuneration interest for declared dividends.

  Justification: The statutory provision that considered the remuneration interest was based on the provisions of art. 1, §4, of Decree No. 2.673/98. However, with the termination of the capitalization process of Eletrobras, the command contained in said provision no longer applies to the Holding Company or its subsidiaries. Considering that this practice is not found in other private companies in the sector, maintaining it is no longer justified.

- Remove the statutory reserves, with the exception of the investment reserve, the dynamics of which have changed.

Justification: The proposal is to give greater flexibility to the Board of Directors to periodically evaluate the efficiency of its capital structure and adequately modulate the retention of the statutory investment reserve, also considering its investment plan, challenges, risks and economic and financial situation of the Company, in line with the parameters and rules established in the Company's Dividend Policy.

In addition to the above changes, several redundant provisions were deleted, in addition to provisions that merely reproduced legal provisions or that provided for matters not appropriate for the constitutive and regulatory act of the rights and duties of the Company and its shareholders, such as the chapter that dealt with employees, which included provisions that are already regulated by collective agreements, internal rules and employment contracts.

It is important to clarify that the Company has chosen to postpone the incorporation of certain provisions required by the New Market Regulation that imply the change of rights and duties of shareholders, until the Company is able to propose to the meeting the operation of adhesion to the New Market listing.

The Annex 01 of this Management Proposal shows the changes made to the redaction of the Company's Articles of Incorporation, origin and justification, as well as their legal and economic effects, as required by article 1 of CVM Resolution 81/2022.

The consolidated version of the Company's Articles of Incorporation, considering all the adjustments proposed in this Management Proposal, is found in Annex 02 to this Management Proposal.

3. Benefits and Costs of the Proposal

Benefits:

Unlocking value levers resulting from privatization, with the adaptation of Eletrobras' Articles of Incorporation to the *"true Corporation"* model, aiming at the incorporation of high standards of corporate governance practiced by the private sector, adoption of practices and rules that allow a more effective and rational management, greater autonomy to the administration for quick and effective decision making, bureaucracy reduction and parity of weapons with other players in the energy sector, which will allow the best use of business opportunities and increase its competitiveness.

Costs:

The statutory reform is expected to enter into contracts that may entail additional expenditure of resources by the company.

In addition, the other economic effects, in addition to the legal ones, are described in Annex 01, to which we refer.

4. Conclusion of the Management

In view of all the above, the Company's Board of Directors, by unanimous vote of those present, approved the proposal the amendment of the Articles of Incorporation and the and the convening of the General Shareholders' Meeting, for deliberation, under the terms of this Management Proposal and its annexes.

The managers recommend that the Shareholders carefully read all the documentation made available to them in relation to the proposed resolutions, and that they approving them at the end, as they understand that they serve the best interest of the Company, according to all the content described herein.

Brasília, September 30, 2022

Ivan de Souza Monteiro
Chairman of the Board of Directors

LIST OF ATTACHMENTS

All documents relating to the matter to be resolved by the 183rd EGM are available to shareholders on the Company's website (https://ri.eletrobras.com), as listed below:

ANNEX 01 – Amendments to be made to the Articles of Incorporation, with comparative table and legal and economic effects;
ANNEX 02 – Articles of Incorporation consolidated with the proposed amendments;
ANNEX 03 – Legal Opinion.

The Company, through its Market Relations Department, by telephone (55) (21) 2514-6333 or (55) (21) 2514-6331, emails assembleiavirtual@eletrobras.com and ombudsman-ri@eletrobras.com is at your disposal for further clarification about the 183rd Extraordinary Shareholders' Meeting.

ANNEX 01 – Amendments to be made to the Articles of Incorporation, with comparative table and legal and economic effects;

ARTICLES OF INCORPORATION OF ELETROBRAS	ARTICLES OF INCORPORATION OF	IMPACTS
POST-OFFER ARTICLES	CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS ~~POST-OFFER ARTICLES~~	
CHAPTER I	CHAPTER I	
Name, Organization, Headquarters and Purpose of the Company	**Name, ~~Organization~~ Duration, Headquarters and Purpose of the Company**	No economic effect. No legal effect.
Art. 1 - Centrais Elétricas Brasileiras S.A. - Eletrobras ("Company" or "Eletrobras") is a publicly-held corporation, governed by these Articles of Incorporation and applicable law.	**Art. 1** - Centrais Elétricas Brasileiras S.A. - Eletrobras ("Company" or "Eletrobras") is a ~~joint stock company~~ publicly-held company, ~~publicly traded~~ with an indefinite term and governed ~~hereby~~ by these Articles ~~and by the applicable legislation~~ of Incorporation ("Articles of Incorporation") and the applicable legal provisions.	No economic effect. No legal effect.
Sole paragraph - The Company was incorporated as a federal mixed-capital company, authorized by Law No. 3.890-A, of 1961, and privatized, under the terms of Law No. 14.182, of 2021.	**Sole paragraph** - ~~The Company was incorporated as a federal mixed economy company, authorized by Law 3.890 A, of 1961, and privatized under the terms of Law No. 14,182, of 2021.~~ With the entry of Eletrobras into the special listing segment called Level 1, of B3 S.A. – Brasil, Bolsa, Balcão ("B3"), Eletrobras, its shareholders, managers and members of the Fiscal Council are subject to the provisions of the B3 Level 1 Listing Regulation ("Level 1 Regulation").	No economic effect. No legal effect.
Art. 2 - The Company, its shareholders, managers, members of the advisory committees and the Fiscal Council are subject to the provisions of BM&FBOVESPA's Level 1 Corporate Governance Listing Regulation ("Level 1 Regulation").	~~Art. 2 - The Company, its shareholders, managers, members of the advisory committees and the Fiscal Council are subject to the provisions of BM&FBOVESPA's Level 1 Corporate Governance Listing Regulation ("Level 1 Regulation").~~	No economic effect. No legal effect.
Art. 3 - Eletrobras is headquartered in the Federal Capital and central office in the city of Rio de Janeiro - RJ, incorporated for an indefinite period, and will operate directly, or through	**Art. 2** ~~Art. 3~~ - Eletrobras has its headquarters ~~in the Federal Capital~~ and ~~head office~~ venue in the city of Rio de Janeiro ~~- RJ, constituted for an indefinite period of time, and will operate directly or through subsidiaries or companies~~	No economic effect. No legal effect.

subsidiaries or companies to which it associates, and may, in order to carry out its corporate purpose, create offices and branches, in the country or abroad.	with which it is associated, State of Rio de Janeiro, and may in order to accomplish its corporate purpose, create establish, in the country and abroad, branches, agencies, affiliates and offices and branches, in the country or abroad.	
§ 1 - Eletrobras, directly or through its subsidiaries, may associate, with or without contribution of funds, for the constitution of business consortia or participation in companies, with or without power of control, in Brazil or abroad, which are intended directly or indirectly for the exploitation of the production, transmission, commercialization or distribution of electricity.	§ 1 **Sole paragraph** - Eletrobras, directly or through will exercise effective influence on the management of its subsidiaries, including through the definition of administrative standards, financial, technical and accounting guidelines. may join together, with or without the contribution of resources, to form business consortia or participate in companies, with or without power of control, in Brazil or abroad, that are directly or indirectly aimed at exploiting the production, transmission, commercialization, or distribution of electric power.	**No economic effect. No legal effect.**
§ 2 - The validity of any and all instruments entered into directly by Eletrobras or through its subsidiaries, aiming at the realization of the possibilities provided for in § 1 of this article shall be subject to the prior authorization of at least 2/3 of the total members of the Board of Directors.	§ 2 The validity of all and any instruments entered into directly by Eletrobras or by means of its subsidiaries, with a view to carrying out the possibilities provided for in § 1 of this article, shall be conditioned to the prior authorization of at least 2/3 of the total number of members of the Board of Directors.	**No economic effect. No legal effect.**
§ 3 - For the purposes of the association referred to in § 1, Eletrobras shall be responsible for fundraising operations that are necessary for the execution of its corporate purpose, as well as those of its subsidiaries, and may delegate such activity to them, as established in the internal regulations defined by Eletrobras that regulate the levels of approval in Eletrobras companies.	§ 3 For the purposes of the association referred to in § 1, Eletrobras shall be responsible for fundraising operations that are necessary for the execution of its corporate purpose, as well as those of its subsidiaries, and may delegate such activity to them, as established in the internal regulations defined by Eletrobras that regulate the levels of approval in Eletrobras companies.	**No economic effect. No legal effect.**
§ 4 - Subsidiaries shall comply with the administrative, financial, technical and accounting rules established by Eletrobras.	§ 4 Subsidiaries shall comply with the administrative, financial, technical and accounting rules established by Eletrobras.	**No economic effect. No legal effect.**
§ 5 - The representatives of Eletrobras in the management of the companies, subsidiaries or not, in which it participates, will be chosen by the	§ 5 The representatives of Eletrobras in the management of the companies, subsidiaries or not, in which it participates, will be chosen by the Board of Directors of Eletrobras,	**No economic effect. No legal effect.**

Board of Directors of Eletrobras, according to the criteria provided for by law, in these Articles of Incorporation and in the internal regulations defined by Eletrobras, and should be indicated for such positions, preferably, employees of the Company or a subsidiary.	~~according to the criteria provided for by law, in these Articles of Incorporation and in the internal regulations defined by Eletrobras, and should be indicated for such positions, preferably, employees of the Company or a subsidiary.~~	
§ 6 - The nominations of Eletrobras subsidiaries for positions of their respective boards and for positions of managers and fiscal directors in their investee companies, associations and foundations shall be submitted to Eletrobras for analysis of the legal requirements for investiture and, when applicable, for prior approval, in accordance with the scope defined in Eletrobras internal regulations.	~~§ 6 - The nominations of Eletrobras subsidiaries for positions of their respective boards and for positions of managers and fiscal directors in their investee companies, associations and foundations shall be submitted to Eletrobras for analysis of the legal requirements for investiture and, when applicable, for prior approval, in accordance with the scope defined in Eletrobras internal regulations.~~	**No economic effect. No legal effect.**
§ 7 - The nominations for positions of Chief Executive Officer of the direct subsidiaries of Eletrobras will be formalized by the Board of Directors of Eletrobras, without prejudice to the legal attribution of the Boards of Directors of the subsidiaries to decide on the election of the respective nominations.	~~§ 7 - The nominations for positions of Chief Executive Officer of the direct subsidiaries of Eletrobras will be formalized by the Board of Directors of Eletrobras, without prejudice to the legal attribution of the Boards of Directors of the subsidiaries to decide on the election of the respective nominations.~~	**No economic effect. No legal effect.**
Art. 4 - Eletrobras has as its corporate purpose:	~~Art. 4~~ Art. 3 - Eletrobras has as its corporate purpose:	**No economic effect. No legal effect.**
I - carry out studies, projects, construction and operation of power plants and electricity transmission and distribution lines, as well as the execution of company acts resulting from these activities, such as the sale of electricity; and	I - carry out studies, projects, construction and operation of power plants and electricity transmission and distribution lines, as well as the execution of company acts resulting from these activities, such as the sale of electricity; and	
II - promote and support research of its business interest in the energy sector, linked to the generation, transmission and distribution of electricity, as well as studies of the use of reservoirs for multiple purposes, and participate in	II - promote and support research of its business interest in the energy sector, related to the generation, transmission and distribution of electricity, as well as studies of the use of reservoirs for multiple purposes, prospecting and ~~participate in stimulus~~	**No economic effect. No legal effect.**

programs to stimulate alternative sources of energy generation, rational use of energy and implementation of smart energy networks.	~~programs~~ development of alternative sources of energy generation, incentive to the rational and sustainable use of energy and implementation of smart energy networks.	
	Paragraph 1 - Eletrobras may carry out the activities contained in its corporate purpose through controlled companies ("subsidiaries"), business consortia and investee companies, being allowed the constitution of new companies, including through association with or without power of control, and the acquisition of shares or capital shares of other companies.	No economic effect. No legal effect.
	Paragraph 2 - The Company may develop other activities related or complementary to its corporate purpose.	No economic effect. No legal effect.
CHAPTER II	~~**CHAPTER II**~~	No economic effect. No legal effect.
Obligations and Responsibilities	~~**Obligations and Responsibilities**~~	No economic effect. No legal effect.
Art. 5 - Eletrobras shall take all reasonable steps to ensure that its managers, agents, employees and any other persons acting on its behalf, as well as its subsidiaries, managers, agents, employees and any other persons acting on their behalf proceed in accordance with the provisions of the Code of Ethical Conduct and Integrity of Eletrobras Companies, the United States Foreign Corrupt Practices (United States Foreign Corrupt Practices Act of 1977, 15 U.S.C. §78-dd-1, et seq., as amended), and its subsequent amendments, hereinafter referred to as FCPA and Brazilian anti-corruption legislation.	~~Art. 5~~ **Paragraph 3** - Eletrobras shall take all reasonable steps to ensure that its managers, agents, employees and any other persons acting on its behalf, as well as its subsidiaries, managers, agents, employees and any other persons acting on their behalf proceed in accordance with the provisions of the Code of Ethical Conduct and Integrity of Eletrobras Companies, the United States Foreign Corrupt Practices (United States Foreign Corrupt Practices Act of 1977, 15 U.S.C. §78-dd-1, et seq., as amended), and its subsequent amendments, hereinafter referred to as FCPA and Brazilian anti-corruption legislation.	No economic effect. No legal effect.
Sole paragraph - Eletrobras will guide the conduct of its business, investments and interactions with related parties, in accordance with its Transaction Policy with Related Parties, as well as the following precepts and guidelines:	~~Sole paragraph~~ **Paragraph 4** - Eletrobras shall guide the conduct of its business, operations, investments and interactions ~~with related parties, in accordance with its Transaction Policy with Related Parties, as well as the following precepts and guidelines:~~ based on the principles of transparency, corporate	No economic effect. No legal effect.

	responsibility, accountability and sustainable development.	
I – sustainable development based on the best social, environmental and corporate governance practices in its operations and business opportunities, considering its impacts on the environment, society and governance system;	~~I – sustainable development based on the best social, environmental and corporate governance practices in its operations and business opportunities, considering its impacts on the environment, society and governance system;~~	**No economic effect. No legal effect.**
II - compliance with the Compliance Program of the Eletrobras companies;	~~II - compliance with the Compliance Program of the Eletrobras companies;~~	**No economic effect. No legal effect.**
III – ensuring compliance in its corporate governance system, including through its subsidiaries, with the principles of transparency, equity, accountability and corporate responsibility	~~III – ensuring compliance in its corporate governance system, including through its subsidiaries, of the equity, accountability and corporate responsibility~~	**No economic effect. No legal effect.**
IV - acting in full compliance with the Code of Ethical Conduct and Integrity of Eletrobras Companies, with the FCPA, with Law No. 12.846, of 2013 and with any other anti-bribery and anti-corruption legislation, as well as any other legislation, rule or regulation of similar purpose and effect applicable to the Company, refraining from practicing any conduct prohibited by said regulations; and	~~IV - acting in full compliance with the Code of Ethical Conduct and Integrity of Eletrobras Companies, with the FCPA, with Law No. 12.846, of 2013 and with any other anti-bribery and anti-corruption legislation, as well as any other legislation, rule or regulation of similar purpose and effect applicable to the Company, refraining from practicing any conduct prohibited by said regulations; and~~	**No economic effect. No legal effect.**
V – compliance with the precepts and rules defined in the instruments of voluntary self-regulation to which the Company adheres by decision of its Board of Directors.	~~V – compliance with the precepts and rules defined in the instruments of voluntary self-regulation to which the Company adheres by decision of its Board of Directors.~~	**No economic effect. No legal effect.**
CHAPTER III	**CHAPTER II**	
Capital, Shares and Shareholders	**Capital, Shares and Shareholders**	
Art. 6 - The capital is R$39,057,271,546.52 (thirty-nine billion, fifty-seven million, two hundred and seventy-one thousand, five hundred and forty-six reais and fifty-two cents), divided into 1,288,842,596	**Art. ~~6~~ 4** - The capital is R$ ~~39.057.271.546~~69,813,740,002.52 (sixty-nine billion, eight hundred and thirteen million, seven hundred and forty thousand and two reais and fifty-two cents), divided into ~~1.288.842.596~~2,021,139,464 (two billion,	**No economic effect. No legal effect.**

(one billion, two hundred and eighty-eight million, eight hundred and forty-two thousand, five hundred and ninety-six) common shares, 146,920 (one hundred and forty-six thousand, nine hundred and twenty) class "A" preferred shares, 279,941,393 (two hundred and seventy-nine million, nine hundred and forty-one thousand, three hundred and ninety-three) class "B" preferred shares and one (1) special class preferred share exclusively held by the Federal Government, all without par value.	twenty-one million, one hundred and thirty-nine thousand, four hundred and sixty-four) common shares, 146,920 (one hundred and forty-six thousand, nine hundred and twenty) preferred shares of class "A", 279,941,393 (two hundred and seventy-nine million, nine hundred and forty-one thousand, three hundred and ninety-three) preferred shares of class "B" and 1 (one) special class preferred share exclusively held by the Federal Government, all without par value.	
Sole paragraph - Eletrobras is authorized to increase its capital up to the limit of R$80,000,000,000.00 (eighty billion reais). Within the limit authorized in this paragraph, the Company may, by resolution of the Board of Directors, increase the capital regardless of statutory reform, through the issuance of common shares, in accordance with the following terms:	~~Sole paragraph - Eletrobras is authorized to increase its capital up to the limit of R$80,000,000,000.00 (eighty billion reais). Within the limit authorized in this paragraph, the Company may, by resolution of the Board of Directors, increase the capital regardless of statutory reform, through the issuance of common shares, in accordance with the following terms:~~	**No economic effect. No legal effect.**
I - The Board of Directors shall establish the conditions of issue, including price and payment term; and	~~I - The Board of Directors shall establish the conditions of issue, including price and payment term; and~~	**No economic effect. No legal effect.**
II – If securities are issued within the limit of the capital authorized under the terms of the sole paragraph, and the placement of such securities is made through sale on the stock exchange or by public subscription, under the terms established in Law No. 6.404, of 1976, the Company's shareholders will not have preemptive rights in their subscription.	~~II – If securities are issued within the limit of the capital authorized under the terms of the sole paragraph, and the placement of such securities is made through sale on the stock exchange or by public subscription, under the terms established in Law No. 6.404, of 1976, the Company's shareholders will not have preemptive rights in their subscription.~~	**No economic effect. No legal effect.**
Art. 7 - The shares of Eletrobras shall be:	~~Art. 7~~ **Paragraph 1** - The shares of Eletrobras shall be:	**No economic effect. No legal effect.**
I – common, in nominative form, with voting rights;	I – common, in nominative form, with ~~voting rights~~ the right to one vote per share;	**No economic effect. No legal effect.**

II – class "A" and "B" preferred, in the nominative form, without the right to vote at the General Meetings; and	II – class "A" and "B" preferred, in the nominative form, without the right to vote at the Shareholders' Meetings, except for legal cases; and	**No economic effect. No legal effect.**
III – 1 (one) preferential special class, exclusively held by the Federal Government, without the right to vote at the General Meetings, except for the right of veto established in § 3 of art. 13 of these Articles of Incorporation.	III – 1 (one) preferential special class, held exclusively by the Federal Government, without the right to vote at the Shareholders' Meetings, except for the right of veto established in ~~§~~ paragraph 3 of art. ~~13~~ 11 of these Articles of Incorporation.	**No economic effect. No legal effect.**
§ 1 - The shares of both types may be kept in deposit accounts in the name of the respective holders, under the book-entry regime, without issuing certificates, in a financial institution contracted for this purpose.	~~§ 1~~ **Paragraph 2** - The shares of both types may be kept in deposit accounts in the name of the respective holders, under the book-entry regime, without issuing certificates, in a financial institution contracted for this purpose.	**No economic effect. No legal effect.**
§ 2 - Whenever there is a transfer of ownership of shares, the depositary financial institution may charge the selling shareholder the cost related to the service of such transfer, subject to the maximum limits set by the Brazilian Securities and Exchange Commission - CVM.	~~§ 2~~ **Paragraph 3** - Whenever there is a transfer of ownership of shares, the depositary financial institution may charge, from the selling shareholder, the cost related to the service of such transfer, subject to the maximum limits set by the Brazilian Securities and Exchange Commission - CVM.	**No economic effect. No legal effect.**
§ 3 - Each common share shall confer the right to one vote in the resolutions of the Shareholders' Meeting, subject to the limits set forth in these Articles of Incorporation.	~~§ 3 Each common share shall confer~~ **Paragraph 4** - The voting rights ~~in the resolutions of the Shareholders' Meeting, subject to the~~ of common shares at Shareholders' Meetings shall be applied in compliance with the limits set forth in these Articles of Incorporation.	**No economic effect. No legal effect.**
	Art. 5 - Eletrobras is authorized to increase its capital up to the limit of R$100,000,000,000.00 (one hundred billion reais), by resolution of the Board of Directors, regardless of statutory reform, through the issuance of common shares.	**No economic effect. No legal effect.**
	Paragraph 1 - The Board of Directors shall establish the conditions of issue, subscription, form and term of payment, price per share, form of placement (public or private) and its distribution in the country or abroad.	**No economic effect. No legal effect.**

	Paragraph 2 - At the discretion of the Board of Directors, the issuance of shares, debentures convertible into shares and subscription bonuses may be carried out, within the limit of the authorized capital, without preemptive rights or with reduction of the term referred to in article 171, paragraph 4 of Law 6.404/1976, as amended ("Brazilian Corporation Law"), whose placement is made through sale on the stock exchange or by public subscription, or in accordance with a stock option plan approved by the Shareholders' Meeting, under the terms established by law.	**No economic effect. No legal effect.**
Art. 8 - It is forbidden for any shareholder or group of shareholders, Brazilian or foreign, public or private, to exercise the right to vote in a number greater than the equivalent to the percentage of 10% (ten percent) of the total number of shares in which the voting capital of Eletrobras is divided, regardless of its participation in the capital.	Art. ~~8~~ 6 - It is forbidden for any shareholder or group of shareholders, Brazilian or foreign, public or private, to exercise the right to vote in a number greater than the equivalent to the percentage of 10% (ten percent) of the total number of shares in which the voting capital of Eletrobras is divided, regardless of its participation in the capital.	**No economic effect. No legal effect.**
Sole paragraph – If the preferred shares issued by Eletrobras confer voting rights under the terms of art. 111, § 1, of Law No. 6.404, of 1976, the limitation contained in the caput of this art. 8 will cover such preferred shares, so that all shares held by the shareholder or group of shareholders that confer voting rights in relation to a particular resolution (whether common or preferred) are considered for the purpose of calculating the number of votes according to the *caput* of this article.	**Sole paragraph** – If the preferred shares issued by Eletrobras confer voting rights under the terms of art. 111, § 1, of Law No. 6.404, of 1976, the limitation contained in the *caput* of this art. ~~8~~ 6 will cover such preferred shares, so that all shares held by the shareholder or group of shareholders that confer voting rights in relation to a particular resolution (whether common or preferred) are considered for the purpose of calculating the number of votes according to the *caput* of this article.	**No economic effect. No legal effect.**
Art. 9 - It is forbidden to enter into shareholders' agreements aimed at regulating the exercise of the right to vote in a number greater than that corresponding to the percentage of 10% (ten percent) of the total number of shares in which the voting capital of	**Art.** ~~9~~ 7 - It is forbidden to enter into shareholders' agreements aimed at regulating the exercise of the right to vote in a number greater than that corresponding to the percentage of 10% (ten percent) of the total number of shares in which the voting capital of Eletrobras is divided, including in the case described in art. ~~8~~ 6, sole paragraph.	**No economic effect. No legal effect.**

Eletrobras is divided, including in the case described in art. 8, sole paragraph.		
§ 1 - The Company shall not file a shareholders' agreement on the exercise of voting rights that conflicts with the provisions of these Articles of Incorporation.	~~§~~ Paragraph **1** - The Company shall not file a shareholders' agreement on the exercise of voting rights that conflicts with the provisions of these Articles of Incorporation.	**No economic effect. No legal effect.**
§ 2 - The chairman of the Eletrobras meeting shall not count votes cast in non-compliance with the rules stipulated in arts. 8 and 9 of these Articles of Incorporation, without prejudice to the exercise of the right of veto by the Federal Government, pursuant to § 3 of art. 13 of these Articles of Incorporation.	~~§~~ Paragraph 2 - The chairman of the Eletrobras meeting shall not count votes cast in disagreement with the rules stipulated in arts. ~~8~~ 6 and ~~9~~ 7 of these Articles of Incorporation, without prejudice to the exercise of the right of veto by the Federal Government, pursuant to paragraph 3 of art. ~~13~~ 11 of these Articles of Incorporation.	**No economic effect. No legal effect.**
Art. 10 - For the purposes of these Articles of Incorporation, two or more shareholders of the Company shall be considered as a group of shareholders:	**Art.** ~~10~~ 8 - For the purposes of these Articles of Incorporation, two or more shareholders of the Company shall be considered as a group of shareholders:	**No economic effect. No legal effect.**
I - That are parties to a voting agreement, either directly or through controlled companies, controlling companies or under common control;	**I** - That are parties to a voting agreement, either directly or through controlled companies, controlling companies or under common control;	
II – If one is, directly or indirectly, a controlling shareholder or controlling company of the other or others;	**II** – If one is, directly or indirectly, a controlling shareholder or controlling company of the other or others;	
III – Which are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not; or	**III** – Which are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not; or	
IV – Companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality of rights or any other forms of organization or enterprise with the same managers or managers, or whose managers or managers are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not.	**IV** – Companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality of rights or any other forms of organization or enterprise with the same managers or managers, or whose managers or managers are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not.	

§ 1 - In the case of investment funds with a common administrator or manager, only those whose investment policy and exercise of votes at shareholders' meetings, under the terms of the respective regulations, are the responsibility of the administrator or manager, as the case may be, on a discretionary basis, shall be considered as a group of shareholders.	§ Paragraph 1 - In the case of investment funds with a common administrator or manager, only those whose investment policy and exercise of votes at shareholders' meetings, under the terms of the respective regulations, are the responsibility of the administrator or manager, as the case may be, on a discretionary basis, shall be considered as a group of shareholders.	**No economic effect. No legal effect.**
§ 2 - In addition to the provisions of the *caput* and preceding paragraphs of this article, parts of the same group of shareholders will be considered any shareholders represented by the same agent, administrator or representative in any capacity, except in the case of holders of securities issued under the Company's Depositary Receipts program, when represented by the respective depository bank, provided that they do not fall within any of the other cases provided for in the caput or in § 1 of this article.	§ Paragraph 2 - In addition to the provisions of the *caput* and preceding paragraphs paragraph of this article, any shareholders represented by the same agent, administrator or representative in any capacity shall be considered parts of the same group of shareholders, except in the case of holders of securities issued under the Company's *Depositary Receipts* program, when represented by the respective depository bank, provided that they do not fall within any of the other cases provided for in the *caput* or in §paragraph 1 of this article.	**No economic effect. No legal effect.**
§ 3 - In the case of shareholders' agreements that deal with the exercise of voting rights, all its signatories will be considered, in the form of this article, as members of a group of shareholders, for the purpose of applying the limitation on the number of votes referred to in arts. 8 and 9.	§Paragraph 3 - In the case of shareholders' agreements that deal with the exercise of the right to vote, all its signatories will be considered, in the form of this article, as members of a group of shareholders, for the purpose of applying the limitation on the number of votes referred to in arts. 8 6 and 9 7.	**No economic effect. No legal effect.**
§ 4 - The shareholders must keep Eletrobras informed about their membership in a group of shareholders under the terms of these Articles of Incorporation, if such group of shareholders holds, in total, shares representing 10% (ten percent) or more of the voting capital of Eletrobras.	§Paragraph 4 - The shareholders must keep Eletrobras informed about their membership in a group of shareholders under the terms of these Articles of Incorporation, if such group of shareholders holds, in total, shares representing 10% (ten percent) or more of the voting capital of Eletrobras.	**No economic effect. No legal effect.**
§ 5 - The members of the board of shareholders' meetings may request from the shareholders documents and information, as they deem necessary to verify the eventual belonging of a	§Paragraph 5 - The members of the board of shareholders' meetings may request from the shareholders documents and information, as they deem necessary to verify the eventual belonging of a shareholder to a group of	**No economic effect. No legal effect.**

shareholder to a group of shareholders that may hold 10% (ten percent) or more of the voting capital of Eletrobras.	shareholders that may hold 10% (ten percent) or more of the voting capital of Eletrobras.	
Art. 11 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of common shares that, together, exceed 30% (thirty percent) of the voting capital of Eletrobras and that does not return to a level below such percentage within 120 (one hundred and twenty) days shall make a public offer for the acquisition of all other common shares, for an amount at least 100% (one hundred percent) higher than the highest price of the respective shares in the last 504 (five hundred and four) trading sessions, updated by the rate of the Special System for Settlement and Custody – SELIC.	**Art.** ~~11~~ 9 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of common shares that, together, exceed 30% (thirty percent) of the voting capital of Eletrobras and that does not return to a level below such percentage within 120 (one hundred and twenty) days shall make a public offer for the acquisition of all other common shares, for an amount at least 100% (one hundred percent) higher than the highest price of the respective shares in the last 504 (five hundred and four) trading sessions, updated by the rate of the Special System for Settlement and Custody – SELIC.	**No economic effect. No legal effect.**
Sole Paragraph. The obligation to make a public offer for acquisition, pursuant to art. 11, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after reduction, its participation increases and exceeds the percentage of 30% (thirty percent) of the voting capital of the Company.	Sole Paragraph. The obligation to make a public offer of acquisition, under the terms of the ~~art. 11~~ *caput*, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after reduction, its participation will increase and exceed the percentage of 30% (thirty percent) of the voting capital of the Company.	**No economic effect. No legal effect.**
Art. 12 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of common shares that, together, exceed 50% (fifty percent) of the voting capital of Eletrobras and that does not return to a level below such percentage within 120 (one hundred and twenty) days shall make a public offer for the acquisition of all other common shares, for an amount at least 200% (two hundred percent) higher than the highest price of the respective shares in the last 504 (five hundred and four) trading sessions, updated by the rate of the	**Art.** ~~12~~ 10 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of common shares that, together, exceed 50% (fifty percent) of the voting capital of Eletrobras and that does not return to a level below such percentage within 120 (one hundred and twenty) days shall make a public offer for the acquisition of all other common shares, for an amount at least 200% (two hundred percent) higher than the highest price of the respective shares in the last 504 (five hundred and four) trading sessions, updated by the rate of the Special System for Settlement and Custody – SELIC.	**No economic effect. No legal effect.**

Special System for Settlement and Custody – SELIC.		
Sole Paragraph. The obligation to make a public offer for acquisition, pursuant to art. 12, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after the Offer, its participation increases and exceeds the percentage of 50% (fifty percent) of the voting capital of the Company.	**Sole paragraph** – The obligation to make a public offer for acquisition, under the terms of the ~~art. 12~~ *caput*, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after the Offer, its participation increases and exceeds the percentage of 50% (fifty percent) of the voting capital of the Company.	**No economic effect. No legal effect.**
Art. 13 - Preferred shares cannot be converted into common shares and, in the case of classes "A" and "B", will have priority in the reimbursement of capital and in the distribution of dividends.	**Art. ~~13~~ 11** - Preferred shares cannot be converted into common shares and, in the case of classes "A" and "B", will have priority in the reimbursement of capital and in the distribution of dividends.	**No economic effect. No legal effect.**
§ 1 - The preferred shares of class "A", which are those subscribed until June 23, 1969, and those resulting from bonuses attributed to them will have priority in the distribution of dividends, these incidents at the rate of eight percent per year on the capital belonging to this type and class of shares, to be apportioned equally among them.	**~~§~~ Paragraph 1** - The preferred shares of class "A", which are those subscribed until June 23, 1969, and those resulting from bonuses attributed to them will have priority in the distribution of dividends, these incidents at the rate of eight percent per year on the capital belonging to this type and class of shares, to be apportioned equally among them.	**No economic effect. No legal effect.**
§ 2 - The preferred shares of class "B", which are those subscribed as of June 23, 1969, will have priority in the distribution of dividends, these levied at the rate of 6% (six percent) per year, on the capital belonging to this type and class of shares, dividends to be apportioned equally among them.	**~~§~~ Paragraph 2** - The preferred shares of class "B", which are those subscribed as of June 23, 1969, will have priority in the distribution of dividends, these incident at the rate of 6% (six percent) per year, on the capital belonging to this type and class of shares, dividends to be apportioned equally between them.	**No economic effect. No legal effect.**
Paragraph 3 - The conversion of one (1) class B preferred share held by the Federal Government into one (1) special class preferred share is authorized. The special class preferred share, exclusively owned by the Federal Government, created based on art. 3, item III, subparagraph 'c', of Law No.	~~§ The conversion of one (1) class B preferred share held by the Federal Government into one (1) special class preferred share is authorized.~~ **Paragraph 3** - The special class preferred share, exclusively owned by the Federal Government, created based on art. 3, item III, subparagraph 'c', of Law No. 14.182, of 2021, with art. 17, §7, of Law no. 6.404, of	**No economic effect. No legal effect.**

14.182, of 2021, with art. 17, §7, of Law no. 6.404, of 1976, will give the Federal Government the power of veto in corporate resolutions aimed at modifying the Articles of Incorporation for the purpose of removing or modifying the limitation on the exercise of the right to vote and entering into a shareholders' agreement, established in arts. 8 and 9 of these Articles of Incorporation.	1976, gives the Federal Government the power of veto in corporate resolutions aimed at modifying the Articles of Incorporation for the purpose of removing or modifying the limitation on the exercise of the right to vote and entering into a shareholders' agreement, established in arts. ~~8~~ 6 and ~~9~~ 7 of these Articles of Incorporation.	
§ 4 - The class "A" and class "B" preferred shares will participate, on equal terms, with the common shares and the special class preferred share in the distribution of dividends, after they are guaranteed the lowest of the minimum dividends provided for in §§ 1 and 2, subject to the provisions of § 5.	~~§~~ **Paragraph** 4 - Class "A" and class "B" preferred shares will participate, on equal terms, with the common shares and the special class preferred share in the distribution of dividends, after they are guaranteed the lowest of the minimum dividends provided for in ~~§§~~paragraphs 1 and 2, subject to the provisions of ~~§~~paragraph 5.	**No economic effect. No legal effect.**
§ 5 - Class "A" and class "B" preferred shares shall be entitled to receive a dividend, for each share, at least 10% (ten percent) greater than that attributed to each common share.	~~§~~ **Paragraph** 5 - Class "A" and class "B" preferred shares shall be entitled to receive a dividend, for each share, at least 10% (ten percent) greater than that attributed to each common share.	**No economic effect. No legal effect.**
Art. 14 - The capital increases of Eletrobras will be carried out through public or private subscription and incorporation of reserves, capitalizing the resources through the modalities admitted by law.	**Art.** ~~14~~ 12 - The capital increases of Eletrobras will be carried out through public or private subscription and incorporation of reserves, capitalizing the resources through the modalities admitted by law.	**No economic effect. No legal effect.**
§ 1 - In capital increases, preference will be assured to all Eletrobras shareholders, in proportion to their shareholding, except in the case of item II of the sole paragraph of art. 6.	~~§ 1~~ **Sole paragraph** - In capital increases, preference will be assured to all Eletrobras shareholders, in proportion to their shareholding, except in the case of ~~item II of the sole~~ paragraph 2 of art. ~~6~~ 5.	**No economic effect. No legal effect.**
§ 2 - Eletrobras may increase the capital, by subscription or conversion of securities or credits into shares, up to the limit of 2/3 (two thirds) of preferred shares, in relation to the total number of shares issued.	~~§ 2 - Eletrobras may increase the capital, by subscription or conversion of securities or credits into shares, up to the limit of 2/3 (two thirds) of preferred shares, in relation to the total number of shares issued.~~	**No economic effect. No legal effect.**
Art. 15 - The payment of shares shall comply with the rules and conditions established by the Board of Directors.	**Art.** ~~15~~ 13 - The payment of shares shall comply with the rules and conditions established by the Board of Directors.	**No economic effect. No legal effect.**

Sole paragraph - The shareholder who does not make the payment in accordance with the rules and conditions referred to in this article shall be in full right constituted in arrears, applying monetary restatement, interest of twelve percent per year and a fine of ten percent on the amount of the installment due.	**Sole paragraph** - The shareholder who does not make the payment in accordance with the rules and conditions referred to in this article shall be in full right constituted in arrears, applying monetary restatement, interest of twelve percent per year and a fine of ten percent on the amount of the installment due.	
Art. 16 - Eletrobras may issue non-convertible securities and debentures.	**Art.** ~~16~~ 14 - Eletrobras may issue non-convertible securities and debentures.	**No economic effect. No legal effect.**
Art. 17 - Eletrobras, by resolution of the Board of Directors, may acquire its own shares for cancellation, or permanence in treasury and subsequent disposal, provided that up to the amount of the balance of profits and reserves, except the legal, subject to the applicable legal and regulatory provisions.	**Art.** ~~17~~ 15 - Eletrobras, by resolution of the Board of Directors, may acquire its own shares for cancellation, or permanence in treasury and subsequent disposal, provided that up to the amount of the balance of profits and reserves, except the legal, subject to the applicable legal and regulatory provisions.	**No economic effect. No legal effect.**
Art. 18 - The redemption of shares of one or more classes may be effected by resolution of the Extraordinary Shareholders' Meeting, regardless of approval at the Special Meeting of the shareholders of the species and classes affected, except for the preferential share of the special class, held exclusively by the Federal Government, which can only be redeemed with legal authorization.	**Art.** ~~18~~ 16 - The redemption of shares of one or more classes may be effected by resolution of the Extraordinary Shareholders' Meeting, regardless of approval at the Special Meeting of the shareholders of the species and classes affected, except for the preferential share of the special class, held exclusively by the Federal Government, which can only be redeemed with legal authorization.	**No economic effect. No legal effect.**
CHAPTER IV	**CHAPTER ~~IV~~ III**	**No economic effect. No legal effect.**
The Shareholders' Meeting	**The Shareholders' Meeting**	
Art. 19 - The Annual Shareholders' Meeting shall be held within the first four (4) months following the end of the fiscal year, on a day and time previously fixed, to:	**Art.** ~~19~~ 17 - The Annual Shareholders' Meeting shall be held within the first four (4) months following the end of the fiscal year, on a day and time previously fixed, to:	**No economic effect. No legal effect.**
I - take the management accounts, examine, discuss and vote on the financial statements;	I - take the management accounts, examine, discuss and vote on the financial statements;	

II - resolve on the allocation of net income for the year and the distribution of dividends; and	**II** - resolve on the allocation of net income for the year and the distribution of dividends; ~~and~~	
III - elect and dismiss the members of the Board of Directors and those of the Fiscal Council and establish the overall remuneration of the managers, members of the Fiscal Council, members of the Audit and Risk Committee and the external members of the other Statutory Committees, subject to the applicable legislation.	**III** - elect ~~and dismiss~~ the members of the Board of Directors and ~~those of~~ the Fiscal Council ~~and~~;	**No economic effect. No legal effect.**
	IV - establish the individual amount of the remuneration ~~of the administrators,~~ of the members of the Fiscal Council, ~~of the members of the Audit and Risk Committee and the external members of the other Statutory Committees,~~ subject to the applicable legislation; and	**No economic effect. No legal effect.**
Sole paragraph - The Board of Directors, through its Chairman, will make recommendations to Eletrobras's shareholders, of a non-binding nature, for the election of new members for this collegiate, considering the profile and professional experience desired, based on the results of the performance evaluation process, the guidelines of the nomination policy and the succession plan.	~~Sole paragraph - The Board of Directors, through its Chairman, will make recommendations to Eletrobras's shareholders, of a non-binding nature, for the election of new members for this collegiate, considering the profile and professional experience desired, based on the results of the performance evaluation process, the guidelines of the nomination policy and the succession plan.~~ **V** – establish the annual global amount of the remuneration of the managers and members of the Advisory Committees to the Board of Directors.	**No economic effect. No legal effect.**
Art. 20 - In addition to the matters provided for in Law No. 6.404, of 1976, and in other legal acts and regulatory normative acts, the Shareholders' Meeting will meet, in person or digital formats, or partially digital, according to the legislation in force, in particular, to deliberate on the following matters:	**Art.** ~~20~~ 18 - In addition to the matters provided for in Law No. 6.404 of 1976, ~~and in other legal acts and regulatory normative acts,~~ the Shareholders' Meeting shall deliberate on matters submitted to it by the Board of Directors and other matters within its competence.	**No economic effect. No legal effect.**
I - disposal, in whole or in part, of shares of the capital of Eletrobras or its subsidiaries;	~~I - disposal, in whole or in part, of shares of the capital of Eletrobras or its subsidiaries;~~	**No economic effect. No legal effect.**

II - amendment of the capital;	~~II - amendment of the capital;~~	**No economic effect. No legal effect.**
III - waiver of subscription rights to shares or debentures convertible into shares of subsidiary companies;	~~III - waiver of subscription rights to shares or debentures convertible into shares of subsidiary companies;~~	**No economic effect. No legal effect.**
IV - issuance of debentures convertible into shares or sell them, if in treasury;	~~IV - issuance of debentures convertible into shares or sell them, if in treasury;~~	**No economic effect. No legal effect.**
V - sale of debentures convertible into shares of its ownership issued by subsidiary companies;	~~V - sale of debentures convertible into shares of its ownership issued by subsidiary companies;~~	**No economic effect. No legal effect.**
VI - issuance of any other securities, in the country or abroad;	~~VI - issuance of any other securities, in the country or abroad;~~	**No economic effect. No legal effect.**
VII - spin-off, merger or incorporation of the company;	~~VII - spin-off, merger or incorporation of the company;~~	**No economic effect. No legal effect.**
VIII - exchange of shares or other securities issued by the Company;	~~VIII - exchange of shares or other securities issued by the Company;~~	**No economic effect. No legal effect.**
IX - redemption of shares of one or more classes, regardless of approval at the Special Meeting of shareholders of the species and classes affected, except for the preferential share of the special class, held exclusively by the Federal Government, which can only be redeemed with legislative authorization; and	~~IX - redemption of shares of one or more classes, regardless of approval at the Special Meeting of shareholders of the species and classes affected, except for the preferential share of the special class, held exclusively by the Federal Government, which can only be redeemed with legislative authorization; and~~	**No economic effect. No legal effect.**
X – approval of the execution of indemnity contracts by the company.	~~X – approval of the execution of indemnity contracts by the company.~~	**No economic effect. No legal effect.**
§ 1 - The Shareholders' Meeting may only deliberate on matters on the agenda, contained in the respective call notice, and the approval of matters under generic rubric is prohibited.	~~§ 1 - The Shareholders' Meeting may only deliberate~~ **Paragraph 1 - The Shareholders' Meeting** shall meet in person or digital formats, or partially digital, according to the legislation in force, ~~in particular, to deliberate on the following matters:~~ and shall only resolve on matters on the agenda, contained in the respective call notice, and the approval of matters under generic rubric is prohibited.	**No economic effect. No legal effect.**

§ 2 - The resolutions of the Meeting shall be taken by majority vote, except for those that require a qualified quorum, with the vote of each shareholder proportional to its shareholding in the Company's capital, respecting the limit corresponding to 10% (ten percent) of the voting capital for the vote of each shareholder and group of shareholders, pursuant to arts. 8 and 9 of these Articles of Incorporation.	~~§~~Paragraph 2 - The resolutions of the Meeting shall be taken by majority vote, except for those that require a qualified quorum, with the vote of each shareholder proportional to its shareholding in the Company's capital, respecting the limit corresponding to 10% (ten percent) of the voting capital for the vote of each shareholder and group of shareholders, pursuant to arts. ~~8~~ 6 and ~~9~~ 7 of these Articles of Incorporation.	No economic effect. No legal effect.
§ 3 - For the purpose of verifying the quorum for approval of a resolution, the calculation of the total number of possible votes shall consider the limitation of votes provided for in § 2 of this article.	~~§~~Paragraph 3 - For the purpose of verifying the quorum for approval of a resolution, the calculation of the total number of possible votes shall consider the limitation of votes provided for in ~~§~~paragraph 2 of this article.	No economic effect. No legal effect.
§ 4 - The resolutions of the Meeting shall be recorded in the minutes book, and may be drawn up in summary form.	~~§~~Paragraph 4 - The resolutions of the Meeting shall be recorded in the minute book, and may be drawn up in summary form.	No economic effect. No legal effect.
§ 5 - Explanations of vote may be recorded, if the shareholder or its representative so wishes.	~~§~~Paragraph 5 - Explanations of vote may be recorded, if the shareholder or its representative so wishes.	No economic effect. No legal effect.
§ 6 - The abstention of vote, when it occurs, must be included in the minutes and the disclosure document of the Meeting.	~~§~~Paragraph 6 - The abstention from voting, when it occurs, must be included in the minutes and the disclosure document of the Meeting.	No economic effect. No legal effect.
§ 7 - The board that will direct the work of the Shareholders' Meeting will be chaired by the Chairman of the Board of Directors, or by a substitute chosen by the said management body, who will appoint the secretary.	~~§~~Paragraph 7 - The board that will direct the work of the Shareholders' Meeting will be chaired by the Chairman of the Board of Directors, or by a substitute chosen by the said management body, ~~who will appoint the~~ and the chairman of the board is responsible for the appointment of the secretary.	No economic effect. No legal effect.
Art. 21 - The call notice shall condition the presence of the shareholder at the Shareholders' Meeting to the fulfillment of the requirements provided by law for this purpose.	~~Art. 21 - The call notice shall condition the presence of the shareholder at the Shareholders' Meeting to the fulfillment of the requirements provided by law for this purpose.~~	No economic effect. No legal effect.
Art. 22 - The shareholder may be represented by a proxy at the General	**Art. ~~22~~ 19** - The shareholder may be represented by a proxy at the ~~General~~	No economic effect. No legal effect.

Meetings, pursuant to art. 126, § 1 of Law No. 6.404, of 1976.	Shareholders' Meetings, pursuant to art. 126, § 1 of Law No. 6.404, of 1976.	
§ 1 - The documents proving the condition of shareholder and its representation must be delivered according to the call notice.	~~§~~Paragraph 1 - The documents proving the condition of shareholder and its representation must be delivered according to the call notice.	**No economic effect. No legal effect.**
Paragraph 2 - All shareholders who comply with the requirements set forth in the call notice shall be admitted to the Shareholders' Meeting.	~~§~~Paragraph 2 - All shareholders who comply with the requirements set forth in the call notice shall be admitted to the Shareholders' Meeting.	**No economic effect. No legal effect.**
§ 3 - The recognition of the signature of the power of attorney granted by shareholders not resident in the country and by the holder of Brazilian Depositary Receipts (BDR) is waived, and the instrument of representation must be deposited at the headquarters of Eletrobras seventy-two hours in advance of the day scheduled for the Shareholders' Meeting.	~~§~~Paragraph 3 - The recognition of the signature of the power of attorney granted by shareholders not resident in the country and by the holder of Brazilian Depositary Receipts (BDR) is waived, and the instrument of representation must be deposited in a timely manner at the headquarters of Eletrobras ~~seventy-two hours in advance of the day scheduled for the Shareholders' Meeting~~.	**No economic effect. No legal effect.**
§ 4 - Eletrobras will facilitate the participation and remote voting according to the Instruction of the Brazilian Securities and Exchange Commission – CVM.	~~§ 4 - Eletrobras will facilitate the participation and remote voting according to the Instruction of the Brazilian Securities and Exchange Commission – CVM.~~	**No economic effect. No legal effect.**
CHAPTER V	**CHAPTER IV**	
Management	**Management**	
Art. 23 - The Management of Eletrobras, in the form of these Articles of Incorporation and the governing legislation, is the responsibility of the Board of Directors and the Executive Board.	**Art.** ~~23~~ 20 - The Management of Eletrobras, in the form of these Articles of Incorporation and the governing legislation, is the responsibility of the Board of Directors and the Executive Board.	**No economic effect. No legal effect.**
Art. 24 - The exercise of the positions of members of the Eletrobras Management, resident or not in the country, is private to individuals, and the management guarantee may be required for any position of administrator.	**Art.** ~~24~~ 21 - The exercise of the positions of members of the Eletrobras Management, resident or not in the country, is private to individuals, and the management guarantee may be required for any position of administrator.	**No economic effect. No legal effect.**

Sole paragraph - The minutes of the Shareholders' Meeting or meeting of the Board of Directors, which elect, respectively, directors and officers of the Company, shall contain the qualification of each of the elected members and the term of office and, when the law, these Articles of Incorporation, policies and standards of Eletrobras require certain requirements for the investiture in the position of management of Eletrobras, only those who have exhibited the necessary proof of such requirements may be elected and sworn in, of which an authentic copy shall be filed at the registered office.	**Sole paragraph** - The minutes of the Shareholders' Meeting or meeting of the Board of Directors, which elect, respectively, directors and officers of the Company, shall contain the qualification of each of the elected members and the term of office and, when the law, these Articles of Incorporation, policies and standards of Eletrobras require certain requirements for the investiture in the position of management of Eletrobras, only those who have exhibited the necessary proof of such requirements may be elected and sworn in, of which an authentic copy shall be filed at the registered office.	
Art. 25 - The investiture in the management position of Eletrobras shall comply with the conditions imposed by the legislation, as well as those provided for in the internal regulations defined by Eletrobras.	**Art.** 25 22 - The investiture in the management position of Eletrobras shall comply with the conditions imposed the requirements and impediments imposed by the legislation, as well as those provided by these Articles of Incorporation and, as applicable, by the internal regulations defined by Eletrobras of the Company that provide for indications of managers and fiscal directors.	**No economic effect. No legal effect.**
Sole paragraph - Whenever the internal regulations defined by Eletrobras intend to impose additional requirements to those contained in the applicable legislation for Eletrobras's Board of Directors, such requirements must be forwarded to the Shareholders' Meeting for shareholders' resolution.	Sole paragraph - Whenever the internal regulations defined by Eletrobras intend to impose additional requirements to those contained in the applicable legislation for Eletrobras's Board of Directors, such requirements must be forwarded to the Shareholders' Meeting for shareholders' resolution. **Paragraph 1** - Due to absolute incompatibility, the investiture of the Board of Directors and Executive Board is prohibited:	**No economic effect. No legal effect.**
	I - representative of the regulatory body to which the Company is subject, of Minister of State, Secretary of State, Municipal Secretary, holder of a position, without permanent link with the public service, of a special nature or of direction and superior advice in the public administration, of statutory leader of a political party and holder of a mandate in the Legislative Branch of any entity of the federation, even if licensed from the position;	**No economic effect. No legal effect.**

	II - of a person who has acted, in the last 36 (thirty-six) months, as a participant in the decision-making structure of a political party or in work linked to the organization, structuring and carrying out of an electoral campaign; and	No economic effect. No legal effect.
	III - of a person who holds a position in a union organization.	No economic effect. No legal effect.
	Paragraph 2 - The legal and integrity requirements shall be analyzed by the People Committee.	No economic effect. No legal effect.
Art. 26 - It is forbidden for the administrator to deliberate on a matter conflicting with its interests or related to third parties under its influence, pursuant to art. 156 of Law 6.404 of 1976.	~~Art. 26 - It is forbidden for the administrator to deliberate on a matter conflicting with its interests or related to third parties under its influence, pursuant to art. 156 of Law 6.404 of 1976.~~	No economic effect. No legal effect.
§ 1 - The administrator or committee member who is conflicted in relation to the topic to be discussed must previously express his conflict of interest or private interest, withdrawing from the meeting, refraining from discussing the topic and registering the referred abstention in the minutes.	~~§ 1 - The administrator or committee member who is conflicted in relation to the topic to be discussed must previously express his conflict of interest or private interest, withdrawing from the meeting, refraining from discussing the topic and registering the referred abstention in the minutes.~~	No economic effect. No legal effect.
§ 2 - Any administrator or member of the committee may manifest the conflict of his/her peer, if he/she is aware of it, and the collegiate body shall resolve on the conflict in accordance with its Articles of Incorporation and applicable legislation.	~~§ 2 - Any administrator or member of the committee may manifest the conflict of his/her peer, if he/she is aware of it, and the collegiate body shall resolve on the conflict in accordance with its Articles of Incorporation and applicable legislation.~~	No economic effect. No legal effect.
Art. 27 - The directors, officers and members of the statutory committees will be invested in their positions by signing a specific term of investiture within a maximum period of up to 30 (thirty) days, counted from the election or appointment, made available by the	~~Art. 27 - The directors, officers~~ Paragraph 3 - The managers and members of the statutory committees will be invested in their positions by signing a ~~specific~~ term of investiture made available by the Company, within a maximum period of up to 30 (thirty) days, counted from the election ~~or appointment, made available~~	No economic effect. No legal effect.

Company, which will include the subject of the sworn-in to the Code of Ethical Conduct and Integrity of the Eletrobras Companies and to the other internal regulations issued by the Company.	~~by the Company~~, which will include the submission of the sworn-in to the Code of Ethical Conduct and Integrity of the Eletrobras Companies and other internal regulations issued by the Company.	
§ 1 - If the term is not signed within 30 (thirty) days after the election, it will become ineffective, unless justified by the management body for which it has been elected.	~~§ 1~~ Paragraph 4 - If the term of investiture is not signed within 30 (thirty) days after the election, it will become null and void, unless justified by the management body for which it has been elected.	**No economic effect. No legal effect.**
§ 2 - The instrument of investiture shall contain, under penalty of nullity, the indication of at least one domicile in which the manager or external member of the statutory committee shall receive the summons and subpoenas in administrative and judicial proceedings related to acts of its management and/or attribution, which shall be deemed fulfilled upon delivery to the indicated domicile, which may only be changed by written communication to Eletrobras.	~~§ 2~~ Paragraph 5 - The instrument of investiture must contain, under penalty of nullity, the indication of at least one domicile in which the administrator or external member of the statutory committee will receive the summons and subpoenas in administrative and judicial proceedings related to acts of its management and/or attribution, which will be considered fulfilled upon delivery to the indicated domicile, which can only be changed by written communication to Eletrobras.	**No economic effect. No legal effect.**
§ 3 - The investiture of the members of the Board of Directors and the Executive Board is subject to the prior subscription of the Managers' Term of Consent, in accordance with the provisions of the Level 1 Regulation, as well as to compliance with the applicable legal requirements.	~~§ 3~~ **Paragraph 6** - The investiture ~~of the members~~ of the ~~Board of Directors and the Executive Board is~~ Director residing or domiciled abroad is subject to the ~~prior subscription of~~ constitution of a representative residing in the Country, with powers to receive service of process in actions against him/her proposed based on corporate law, by means of a power of attorney with an expiration date that must extend for at least three (3) years after the expiration of the Director's term of office.	**No economic effect. No legal effect.**
	Paragraph 7 - When taking office, the administrator must subscribe to the Managers' Term of Consent, in accordance with the provisions of the Level 1 Regulation, ~~as well as to the attendance of the~~ and observe the other applicable legal requirements.	**No economic effect. No legal effect.**
	Art. 23 - It is forbidden for the administrator to deliberate on a matter conflicting with its interests or related to third parties under its	**No economic effect. No legal effect.**

	influence, pursuant to art. 156 of Law 6.404 of 1976, and the accumulation of the positions of chairman of the board of directors and president of the Company by the same person is also prohibited.	
	Sole paragraph - The administrator who is conflicted in relation to the topic to be discussed must previously express his conflict of interest or private interest, withdraw from the meeting, refrain from discussing the topic and request registration in the minutes of his absence in the conclave.	**No economic effect. No legal effect.**
Art. 28 - The term of office of the members of the Board of Directors and the Executive Board shall be extended until the effective investiture of the new members.	**Art.** ~~28~~ 24 - The term of office of the members of the Board of Directors and the Executive Board shall be extended until the effective investiture of the new members.	**No economic effect. No legal effect.**
§ 1 - Within the terms provided for in the caput of arts. 32 and 43 will be considered the previous management periods that occurred less than 2 (two) years ago.	~~§ 1 - Within the terms provided for in the caput of arts. 32 and 43 will be considered the previous management periods that occurred less than 2 (two) years ago.~~	**No economic effect. No legal effect.**
§ 2 - Once the maximum management deadlines provided for in the caput of arts. 32 and 43, the return of the member of the Board of Directors or the Executive Board may only occur after a period equivalent to a term of office has elapsed.	~~§ 2 - Once the maximum management deadlines provided for in the caput of arts. 32 and 43, the return of the member of the Board of Directors or the Executive Board may only occur after a period equivalent to a term of office has elapsed.~~	**No economic effect. No legal effect.**
§ 3 - For the purposes of the provisions of the caput of art. 43, the election of an officer to serve on another Eletrobras board of directors is not considered a renewal.	~~§ 3 - For the purposes of the provisions of the caput of art. 43, the election of an officer to serve on another Eletrobras board of directors is not considered a renewal.~~	**No economic effect. No legal effect.**
Art. 29 - The Board of Directors and the Executive Board shall deliberate with the presence of the majority of its members and its resolutions shall be taken, respectively, by the vote of the majority of the directors or officers present, except in the cases of qualified quorum established in these Articles of Incorporation and in the legislation in force.	**Art.** ~~29~~ 25 - The Board of Directors and the Executive Board shall deliberate with the presence of the majority of its members and its resolutions shall be taken, respectively, by the vote of the majority of the directors or officers present, except in the cases of qualified quorum established in art. 26 of these Articles of Incorporation ~~and in the legislation in force.~~	**No economic effect. No legal effect.**

§ 1 - Minutes shall be drawn up of each meeting, which shall be clearly drafted and record the resolutions taken, which may be drawn up in summary form, in addition to the persons present, the divergent votes and abstentions from voting, and shall be signed by all members present physically, remotely and electronically.	§ **Paragraph** 1 - Minutes shall be drawn up of each meeting, which The minutes of the meeting of each management body shall be clearly drafted and record the resolutions taken, which may be drawn up in summary form, in addition to the persons present, the divergent votes and abstentions from voting, and shall be signed by all members present physically, remotely and electronically.	**No economic effect. No legal effect.**
	Paragraph 2 - The minutes of the meetings of the Board of Directors that contain a resolution intended to produce effects before third parties shall be filed in the Registry of Commerce and published.	**No economic effect. No legal effect.**
§ 2 - The Board of Directors shall meet, ordinarily, once a month, and the Executive Board, at least four times a month, in the form and conditions provided for in their respective Internal Regulations.	**Paragraph** 3 - The Board of Directors shall meet, ordinarily, once a month, and the Executive Board, at least four times a month, permitting in person, digital and hybrid formats, the vote between absent and any other means that enable the authentic and reliable registration of the expression of will of its members, in the form and conditions provided for in their respective Internal Regulations.	**No economic effect. No legal effect.**
Paragraph 3 - The meetings of the Board of Directors and the Executive Board shall, as a rule, be in person, exceptionally admitting the virtual meeting or the participation of a member by teleconference or videoconference.	Paragraph 3 - The meetings of the Board of Directors and the Executive Board shall, as a rule, be in person, exceptionally admitting the virtual meeting or the participation of a member by teleconference or videoconference.	**No economic effect. No legal effect.**
Paragraph 4 - The agendas of the meetings and the material to support the decision-making process of the Executive Board and the Board of Directors shall be distributed at least three (3) and seven (7) calendar days, respectively, except in cases duly justified by the Chairman of the Board.	Paragraph 4 - The agendas of the meetings and the material to support the decision-making process of the Executive Board and the Board of Directors shall be distributed at least three (3) and seven (7) calendar days, respectively, except in cases duly justified by the Chairman of the Board.	**No economic effect. No legal effect.**
§ 5 - It is incumbent upon the respective Chairmen, or the majority of the members of each body of Eletrobras's management, to call, on an extraordinary basis, the meetings of the	§ 5 **Paragraph 4** - It is incumbent upon the respective Chairmen, or the majority of the members of each body of Eletrobras's management, to call, on an extraordinary	**No economic effect. No legal effect.**

Board of Directors and the Executive Board.	~~basis,~~ the meetings of the Board of Directors and the Executive Board.	
§ 6 - In the resolutions of the Board of Directors and resolutions of the Executive Board, the respective Chairmen will have, in addition to the personal vote, the tiebreaker.	~~§ 6~~ **Paragraph 5** - In the resolutions of the Board of Directors and resolutions of the Executive Board, the respective Chairmen will have, in addition to the personal vote, the tiebreaker.	**No economic effect. No legal effect.**
	Paragraph 6 - The Board of Directors shall meet: (i) at least once a year, without the presence of the President of the Company; (ii) at least twice a year with the presence of the independent external auditors.	**No economic effect. No legal effect.**
	Paragraph 7 - The members of the Board of Directors shall have reimbursed their expenses of food, transportation and stay, whenever residents outside the city in which the meeting is held and, only of transportation and food, when resident in the city.	**No economic effect. No legal effect.**
	Art. 26 - The approval of the qualified majority of two thirds of the members of the Board of Directors is required for deliberation on:	**No economic effect. No legal effect.**
	I - constitution of new companies through the association of Eletrobras and/or subsidiaries with third parties, referred to in paragraph 1 of art. 3 of these Articles of Incorporation;	**No economic effect. No legal effect.**
	II - transactions with related parties of any nature, except for the direct or indirect subsidiaries of the Company, observing the levels established in the Regulation of Authorities of the Eletrobras companies and without prejudice to the legal competence of the meeting;	**No economic effect. No legal effect.**
	III - issuance of securities within the authorized capital;	**No economic effect. No legal effect.**
	IV - amendment of the dividend distribution policy;	**No economic effect. No legal effect.**
	V - declaration of interim dividends.	**No economic effect. No legal effect.**

§ 7 - The meetings of the management bodies of Eletrobras and its advisory committees may take place in physical, remote, hybrid or exclusively digital/electronic format, registering the presence of the member who participates in the meeting in any of the ways provided for in the Internal Regulations of the respective bodies.	§ 7 - The meetings of the management bodies of Eletrobras and its advisory committees may take place in physical, remote, hybrid or exclusively digital/electronic format, registering the presence of the member who participates in the meeting in any of the ways provided for in the Internal Regulations of the respective bodies.	**No economic effect. No legal effect.**
§ 8 - In the event of a non-unanimous decision, the justification for the divergent vote will be recorded, at the discretion of the respective member, observing that the dissenting director or officer who makes his/her divergence recorded in the minutes of the meeting or, if not possible, gives immediate written notice to the Board of Directors or the Executive Board.	§ 8 - In the event of a non-unanimous decision, the justification for the divergent vote will be recorded, at the discretion of the respective member, observing that the dissenting director or officer who makes his/her divergence recorded in the minutes of the meeting or, if not possible, gives immediate written notice to the Board of Directors or the Executive Board.	**No economic effect. No legal effect.**
Art. 30 - The members of the Board of Directors and the Executive Board shall be liable, in accordance with the legislation in force, individually and jointly, for the acts they perform and for the losses resulting from them to the Company.	Art. 30 27 - The members of the Board of Directors and the Executive Board shall be liable, in accordance with the legislation in force, individually and jointly, for the acts they perform and for the losses resulting from them to the Company.	**No economic effect. No legal effect.**
§ 1 - Eletrobras shall ensure to the members and former members of the Executive Board, the Board of Directors and the Audit Committee, the defense in judicial and administrative proceedings against them initiated by the practice of acts in the exercise of the position or function, provided that there is no incompatibility with the interests of the Company.	§**Paragraph** 1 - The Eletrobras Company shall ensure to the members and former members of the Executive Board, the Board of Directors and the Audit Committee, the defense in judicial and administrative proceedings against them initiated by the practice of to its managers, present and past, in addition to maintaining a permanent insurance contract in favor of these managers, to protect them from liability for acts arising from the exercise of the position or function, in cases where there is no incompatibility with the interests of the Company, covering the entire term of exercise of the respective mandates.	**No economic effect. No legal effect.**
§ 2 - The benefit provided for in § 1 of this article applies to:	§**Paragraph** 2 - The benefit guarantee provided for in § 1 of this article applies to the previous paragraph extends to:	**No economic effect. No legal effect.**
	I - to the occupants members of the Fiscal	**No economic effect. No legal effect.**

	Council and the members of the statutory advisory committees, present and past,	
I - occupants and former occupants of a position of trust; and	II - to the occupants of trust function, present and past; and	No economic effect. No legal effect.
II - to other employees and former employees regularly invested with competence by delegation of managers.	~~II~~ III – ~~to other the~~ employees and ~~former employees regularly invested with competence~~ agents, present and past, who legally act by delegation of the Company's managers.	No economic effect. No legal effect.
§ 3 - The form of the mentioned benefit will be defined by the Board of Directors, after hearing the legal area of Eletrobras.	~~§ 3 - The form of the mentioned benefit will be defined by the Board of Directors, after hearing the legal area of Eletrobras.~~	No economic effect. No legal effect.
§ 4 - Eletrobras may maintain, in the form and extent defined by the Board of Directors, observing, as appropriate, the provisions of § 1, a permanent insurance contract in favor of the persons mentioned, to protect them from liability for acts or facts for which they may eventually be sued judicially or administratively.	~~§ 4 - Eletrobras may maintain, in the form and extent defined by the Board of Directors, observing, as appropriate, the provisions of § 1, a permanent insurance contract in favor of the persons mentioned, to protect them from liability for acts or facts for which they may eventually be sued judicially or administratively.~~	No economic effect. No legal effect.
§ 5 - If any of the persons mentioned is convicted, with a final and unappealable judicial decision, based on violation of the law or the Company's Articles of Incorporation or arising from a wrongful or willful act, it shall reimburse Eletrobras for all costs and expenses arising from the defense referred to in §§ 1 and 2, in addition to any damages to the Company's image.	~~§ 5 - If any of the persons mentioned is convicted, with a final and unappealable judicial decision, based on violation of the law or the Company's Articles of Incorporation or arising from a wrongful or willful act, it shall reimburse Eletrobras for all costs and expenses arising from the defense referred to in §§ 1 and 2, in addition to any damages to the Company's image.~~	No economic effect. No legal effect.
	Paragraph 3 - The Company may also enter into indemnity agreements with the members of the Board of Directors, Fiscal Council, Executive Board, committees, occupants of a position of trust and all other employees and agents who legally act by delegation of the Company's managers, in order to cope with certain expenses related to arbitration, judicial or administrative proceedings involving acts performed in the exercise of their duties or powers, from the date of their	**Economic effect: may result in expenses for the company. No legal effect.**

	possession or the beginning of the contractual relationship with the Company.	
	Paragraph 4 - Indemnity agreements shall not cover:	**No economic effect. No legal effect.**
	I - acts performed outside the exercise of the duties or powers of its signatories;	**No economic effect. No legal effect.**
	II - acts with bad faith, intent, serious fault or fraud;	**No economic effect. No legal effect.**
	III - acts performed in their own interest or that of third parties, to the detriment of the company's social interest;	**No economic effect. No legal effect.**
	IV - indemnities arising from social action provided for in article 159 of the Brazilian Corporation Law or compensation for losses referred to in article 11, paragraph 5, item II, of Law No. 6.385/1976; or	**No economic effect. No legal effect.**
	V - other cases provided for in the indemnity contract.	**No economic effect. No legal effect.**
	Paragraph 5 - The indemnity contract shall be adequately disclosed and provide, among other issues:	**Economic effect: may result in expenses for the company. No legal effect.**
	I - the limit value of the coverage offered;	**Economic effect: may result in expenses for the company. No legal effect.**
	II - the coverage period; and	**Economic effect: may result in expenses for the company. No legal effect.**
	III - the decision-making procedure regarding the payment of coverage, which should guarantee the independence of decisions and ensure that they are taken in the interest of the Company.	**Economic effect: may result in expenses for the company. No legal effect.**

	Paragraph 6 - The beneficiary of the indemnity contract will be obliged to return to the Company the amounts advanced in cases where, after a final unappealable decision, it is proven that the act practiced by the beneficiary is not subject to indemnification, under the terms of the contract.	**Economic effect: may result in expenses for the company. No legal effect.**
§ 6 - It is assured to the Managers and Fiscal Directors, as well as to the former managers and former directors, the knowledge of information and documents contained in the Company's records or database, indispensable to the administrative or judicial defense, in actions proposed by third parties, of acts practiced during their term of office or mandate.	~~§ 6~~ **Paragraph 7** - It is assured to the Managers and Fiscal Directors, as well as to the former managers and former directors, the knowledge of information and documents contained in the Company's records or database, indispensable to the administrative or judicial defense, in actions proposed by third parties, of acts practiced during their term of office or mandate.	**No economic effect. No legal effect.**
§ 7 - In the event of the previous paragraph, the former managers and former directors will only have access to information and documents classified by the Company as confidential after signing a confidentiality agreement made available by the Company.	~~§ 7~~ **Paragraph 8** - In the event of the previous paragraph, the former managers and former directors will only have access to information and documents classified by the Company as confidential after signing a confidentiality agreement made available by the Company.	**No economic effect. No legal effect.**
Art. 31 - Eletrobras employees and managers must observe the maximum limit of 2 (two) remunerated interests in the Boards of Directors of Eletrobras subsidiaries and its other directly or indirectly invested companies, whether public or private.	~~Art. 31 - Eletrobras employees and managers must observe the maximum limit of 2 (two) remunerated interests in the Boards of Directors of Eletrobras subsidiaries and its other directly or indirectly invested companies, whether public or private.~~	**No economic effect. No legal effect.**
§ 1 - The candidate appointed to compose the Board of Directors of Eletrobras must inform the Company of the other activities and positions, boards and committees it integrates, especially positions of chairman of the board of directors, so that the Shareholders' Meeting evaluates its availability of time to exercise the position of director at Eletrobras.	~~§ 1 - The candidate appointed to compose the Board of Directors of Eletrobras must inform the Company of the other activities and positions, boards and committees it integrates, especially positions of chairman of the board of directors, so that the Shareholders' Meeting evaluates its availability of time to exercise the position of director at Eletrobras.~~	**No economic effect. No legal effect.**
§ 2 - The accumulation of positions on boards cannot prejudice the regular exercise of the fiduciary duties of the	~~§ 2 - The accumulation of positions on boards cannot prejudice the regular exercise of the fiduciary duties of the administrator in the~~	**No economic effect. No legal effect.**

administrator in the Companies in which he is appointed as a member of the Executive Board or the Board of Directors.	~~Companies in which he is appointed as a member of the Executive Board or the Board of Directors.~~	
§ 3 - The director must have an unblemished reputation and a person cannot be elected who has or may have any form of conflict of interest with the Company.	~~§ 3 - The director must have an unblemished reputation and a person cannot be elected who has or may have any form of conflict of interest with the Company.~~	**No economic effect. No legal effect.**
CHAPTER VI	**CHAPTER V**	**No economic effect. No legal effect.**
The Board of Directors	**The Board of Directors**	
Art. 32- The Board of Directors will be composed of 11 (eleven) members, elected by the Shareholders' Meeting, with a unified management term of 2 (two) years, with a maximum of 3 (three) consecutive renewals being allowed, including:	**Art. ~~32~~ 28** - The Board of Directors shall be composed of ~~11 (eleven)~~ nine (9) members, elected by the Shareholders' Meeting, without alternates, with a unified management term of two (2) years, ~~with a maximum of 3 (three) consecutive~~ reelections being allowed including:	**No economic effect. No legal effect.**
I - a director elected in a separate vote at the Shareholders' Meeting, by a majority of the shareholders holding preferred shares issued by Eletrobras, and the candidate must meet the requirements for investiture; and	I – a director elected in a separate vote at the Shareholders' Meeting, by a majority of the shareholders holding preferred shares issued by Eletrobras ~~and the candidate must meet the requirements for investiture~~; and	**No economic effect. No legal effect.**
II – a director elected as employee representative, chosen by the direct vote of his peers among the active employees and in an election organized by the Company together with the union entities that represent them, and the candidate must meet the requirements for investiture.	II – a director elected as employee representative, chosen by the direct vote of his peers among the active employees and in an election organized by the Company together with the union entities that represent them ~~and the candidate must meet the requirements for investiture~~.	**No economic effect. No legal effect.**
§ 1 - Only preferred shareholders who prove the uninterrupted ownership of their shares during the period of at least three months immediately prior to the Shareholders' Meeting may exercise the right provided for in item I above.	~~§~~**Paragraph 1** - Only preferred shareholders who prove the uninterrupted ownership of their shares during the period of at least three months immediately prior to the Shareholders' Meeting may exercise the right ~~provided for in item I above~~ to choose separately.	**No economic effect. No legal effect.**

§ 2 - The Board of Directors shall be composed of at least three (3) independent members. For the purposes of this paragraph, Independent Director is the one defined in accordance with the requirements of the special governance segment of the Novo Mercado da Brasil, Bolsa, Balcão S/A (B3).	§**Paragraph 2** - The Board of Directors shall be composed of at least three (3) five (5) independent members. For the purposes of this paragraph, Independent Director is the one defined in accordance with the requirements of the special governance segment of the Novo Mercado da Brasil, Bolsa, Balcão S/A (B3).	**No economic effect. No legal effect.**
	Paragraph 3 - The characterization as an Independent Director must be resolved in the minutes of the Shareholders' Meeting that elects him, observing the Regulation of the special governance segment of Novo Mercado, of B3 S.A. – Brasil, Bolsa, Balcão ("B3"), and may be based on the statement sent by the nominee or on the manifestation of the Board of Directors on the classification of the nominee in the independence criteria, inserted in the management's proposal for the Meeting.	**No economic effect. No legal effect.**
§ 3 - The People, Eligibility, Succession and Remuneration Committee shall verify the classification of the nominees to independent directors through the analysis of self-declaration presented and respective documents.	§ 3 - The People, Eligibility, Succession and Remuneration Committee shall verify the classification of the nominees to independent directors through the analysis of self-declaration presented and respective documents.	**No economic effect. No legal effect.**
§ 4 - The Board of Directors shall elect its Chairman and the substitute at the first meeting within thirty (30) days after the election of its members.	§**Paragraph 4** - The Board of Directors shall elect its Chairman and the its eventual substitute, in the form of its Articles of Incorporation at its first meeting within 30 (thirty) days after the election of its members.	**No economic effect. No legal effect.**
	Art. 29 - The shareholder who appoints a candidate to compose the Board of Directors of Eletrobras must inform the Company if the candidate meets all the requirements for investiture, in addition to reporting the other activities and positions, boards and committees that it integrates, especially positions of chairman of the board of directors.	**No economic effect. No legal effect.**
	Art. 30 - In addition to the cases provided for by law, vacancy of office will occur when the member of the Board of Directors fails to	**No economic effect. No legal effect.**

	attend three consecutive meetings or four interspersed meetings, in the last 12 (twelve) meetings, without justified reason or license granted by the Board of Directors.	
	Paragraph 1 - In the event of a vacancy in the position of Chairman of the Board of Directors, its substitute will guide, at the subsequent meeting of this collegiate, the proposal to elect a new Chairman and a new eventual substitute.	**No economic effect. No legal effect.**
	Paragraph 2 - In the event of vacancy in the position of director, the substitute shall be appointed by the Board of Directors and shall serve until the first shareholders' meeting.	**No economic effect. No legal effect.**
Art. 33- The Board of Directors is a body for strategic and collegiate deliberation of the Company and must exercise its duties considering the long-term interests of the Company, the impacts arising from its activities on society and the environment and the fiduciary duties of its members.	**Art. ~~33~~ 31** - The Board of Directors is ~~a body for strategic and collegiate deliberation of the Company and must exercise its duties considering~~ the senior management body responsible for establishing the general orientation of the Company's business, defining its strategic direction, ensuring the proper functioning of corporate governance systems, risk management and internal controls and preserving the orderly succession of the management, aiming at the long-term interests of the Company, ~~the impacts arising from its activities on society and the environment and the fiduciary duties~~ its continuity and the generation of sustainable value, and it is also responsible, without prejudice to the powers provided for in the legislation in force:	**No economic effect. No legal effect.**
	Strategy:	**No economic effect. No legal effect.**
	I – establish the guidelines and strategic objectives of the Company, including the definition of business identity;	**No economic effect. No legal effect.**
	II – discuss, approve, on a proposal from the Executive Board, and monitor the strategic plan, the respective multiannual plans, as well as the annual budget and investment plans and programs, the goals, as well as evaluate the results in the execution of said plans;	**No economic effect. No legal effect.**

	III - define the strategy of commercialization, business growth and investment expansion, as well as the guidelines on transactions and execution of contracts for the purchase and sale of electric energy of Eletrobras and its subsidiaries, as well as their positions in lawsuits related to the Electric Energy market;	**No economic effect. No legal effect.**
	IV - approve the investment projects of Eletrobras and its subsidiaries, to the extent defined by the internal regulations in force defined by Eletrobras that regulate the levels of approval in Eletrobras companies;	**No economic effect. No legal effect.**
	Financial statements, dividends and meetings:	**No economic effect. No legal effect.**
	V – express an opinion on the management reports, as well as on the accounts of the Executive Board;	**No economic effect. No legal effect.**
	VI - submit to the Annual Shareholders' Meeting, each fiscal year, the management report and the financial statements, as well as the proposal for distribution of dividends and application of surplus amounts, attaching its opinion and the opinion of the Fiscal Council, and the report of the independent auditors;	**No economic effect. No legal effect.**
	VII - authorize the call and submit to the Shareholders' Meeting issues related to the deliberative body of the shareholders, with prior manifestation on the proposals contained in the convening instrument, not admitting the inclusion of the item "general matters";	**No economic effect. No legal effect.**
	VIII - analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Company, without prejudice to the performance of the Fiscal Council;	**No economic effect. No legal effect.**
	IX - resolve on the declaration of interim dividends and on the payment of interest on equity, upon proposal of the Executive Board;	**No economic effect. No legal effect.**
	Securities and corporate transactions:	**No economic effect. No legal effect.**

	<u>**X** - authorize the acquisition of shares issued by Eletrobras, for the purpose of cancellation or permanence in treasury and subsequent disposal, as well as resolve on the issuance of simple debentures, not convertible into shares with or without collateral, as well as promissory notes and other securities not convertible into shares;</u>	**No economic effect. No legal effect.**
	<u>**XI** - approve the issuance of common shares, debentures convertible into common shares and subscription bonuses, up to the limit of the authorized capital, establishing the conditions of issuance, including the price and term of payment;</u>	**No economic effect. No legal effect.**
	<u>**XII** - exchange of shares or other securities issued by the Company;</u>	**No economic effect. No legal effect.**
	<u>**XIII** - express a prior opinion on the vote to be cast within the scope of the subsidiaries and affiliates, in relation to the operations of incorporation, spin-off, merger and transformation;</u>	**No economic effect. No legal effect.**
	<u>***Governance:***</u>	**No economic effect. No legal effect.**
	<u>**XIV** - approve its Internal Regulations and those of its advisory committees, the Code of Ethical Conduct and Integrity of the Eletrobras companies, the main policies of the Eletrobras companies, as defined by the Board of Directors itself, including policies dealing with dividends, transactions with related parties, equity interests, compliance, risk management, hedge, personnel, remuneration, indication, succession, strategy, finances, securities trading and disclosure and use of relevant information, environmental, sustainability, social responsibility, governance, as well as regulations dealing with powers, remuneration and appointment of managers and personnel;</u>	**No economic effect. No legal effect.**

	XV - elect and dismiss, at any time, the members of the Company's Executive Board;	No economic effect. No legal effect.
	XVI – appoint and dismiss the holder of the Internal Audit, the holder of the Superintendence of Governance and the holder of the Secretariat of Governance;	No economic effect. No legal effect.
	XVII – elect the members of the advisory committees and working groups of the Board, among its members and/or among market people of notorious experience and technical capacity in relation to the specialty of the respective Committee;	No economic effect. No legal effect.
§ 1 - It is incumbent upon the Board of Directors to establish fundamental management guidelines, at the initiative of its members, or proposed to it, for the purposes of examination and deliberation, by the Executive Board, as well as the superior control of Eletrobras and subsidiaries, by supervising compliance with the guidelines established by it, monitoring the execution of the approved programs and verification of the results obtained.	~~§ 1 - It is incumbent upon the Board of Directors to establish fundamental management guidelines, at the initiative of its members, or proposed to it, for the purposes of examination and deliberation, by the Executive Board, as well as the superior control of Eletrobras and subsidiaries, by supervising compliance with the guidelines established by it, monitoring the execution of the approved programs and verification of the results obtained.~~	No economic effect. No legal effect.
Paragraph 2 - The Board of Directors shall meet at least once a year, without the presence of the President of the Company.	~~Paragraph 2 - The Board of Directors shall meet at least once a year, without the presence of the President of the Company.~~	No economic effect. No legal effect.
§ 3 - The Board of Directors shall meet at least twice a year with the presence of the external auditors.	~~§ 3 - The Board of Directors shall meet at least twice a year with the presence of the external auditors.~~	No economic effect. No legal effect.
Art. 34 - It is incumbent upon the Board of Directors, subject to the global remuneration limit set at the Shareholders' Meeting, to establish the monthly remuneration due to its members, the members of its advisory committees and the members of the Executive Board, taking into account the responsibilities, the time dedicated to the functions, the competence, the	~~Art. 34 - It is incumbent upon the Board of Directors, subject to the global remuneration limit set at the Shareholders' Meeting, to establish the~~ XVIII - define the variable remuneration program and establish the individual amount of monthly remuneration due to its members, the members of its advisory committees and the members of the Executive Board, taking into account the responsibilities, the time dedicated to the functions, the competence, the professional	No economic effect. No legal effect.

professional reputation and the value of their services in the market.	reputation and the value of its services in the market;	
§ 1 - The members of the Board of Directors shall have reimbursed their expenses of food, transportation and stay, whenever residents outside the city in which the meeting is held and, only of transportation and food, when resident in the city.	~~§ 1 - The members of the Board of Directors shall have reimbursed their expenses of food, transportation and stay, whenever residents outside the city in which the meeting is held and, only of transportation and food, when resident in the city.~~	No economic effect. No legal effect.
§ 2 - The remuneration of the members of the Board of Directors and the members of its advisory committees shall not include the participation, of any kind, in the profits of the Company.	~~§ 2 - The remuneration of the members of the Board of Directors and the members of its advisory committees shall not include the participation, of any kind, in the profits of the Company.~~	No economic effect. No legal effect.
	<u>**XIX** - evaluate, annually, the individual and collective performance of the managers and the collective performance of their advisory committees with the procedural and methodological support of the People Committee;</u>	No economic effect. No legal effect.
Art. 35 - In addition to the cases provided for by law, vacancy of office will occur when the member of the Board of Directors fails to attend two consecutive meetings or three interspersed meetings, in the last 12 (twelve) meetings, without justified reason.	~~Art. 35 - In addition to the cases provided for by law, vacancy of office will occur when the member of the Board of Directors fails to attend two consecutive meetings or three interspersed meetings, in the last 12 (twelve) meetings, without justified reason.~~	No economic effect. No legal effect.
Art. 36 - In the exercise of its duties, the Board of Directors shall, without prejudice to the powers provided for in the legislation in force:	~~Art. 36 - In the exercise of its duties, the Board of Directors shall, without prejudice to the powers provided for in the legislation in force:~~	No economic effect. No legal effect.
I - authorize the incorporation and define the organization of its subsidiaries;	~~I - authorize the incorporation and define the organization of its subsidiaries;~~	No economic effect. No legal effect.
II - resolve on the acquisition of minority interest in a business company and on the termination of Eletrobras's equity interest in said companies;	~~II - resolve on the acquisition of minority interest in a business company and on the termination of Eletrobras's equity interest in said companies;~~	No economic effect. No legal effect.
III - recommend the performance of corporate restructuring operations in its subsidiaries, without prejudice to	~~III - recommend the performance of corporate restructuring operations in its subsidiaries, without prejudice to the legal competence of~~	No economic effect. No legal effect.

the legal competence of the shareholders' meetings of the respective Companies to approve the performance of such operations;	~~the shareholders' meetings of the respective Companies to approve the performance of such operations;~~	
IV - periodically evaluate the strategic, operational and financial alignment of the Company's equity interests with its corporate purpose;	~~IV - periodically evaluate the strategic, operational and financial alignment of the Company's equity interests with its corporate purpose;~~	**No economic effect. No legal effect.**
V – resolve on the association referred to in §1 of art. 3 of these Articles of Incorporation;	~~V – resolve on the association referred to in §1 of art. 3 of these Articles of Incorporation;~~	**No economic effect. No legal effect.**
VI – resolve on the shareholders' agreements to be signed by Eletrobras and its subsidiaries, before their signature, in compliance with current legislation;	~~VI – resolve on the shareholders' agreements to be signed by Eletrobras and its subsidiaries, before their signature, in compliance with current legislation;~~	**No economic effect. No legal effect.**
VII - define the policy of granting loans and financing, being forbidden the granting to the managers, members of the Fiscal Council, employees and controlling shareholder;	~~VII - define the policy of granting loans and financing, being forbidden the granting to the managers, members of the Fiscal Council, employees and controlling shareholder;~~	**No economic effect. No legal effect.**
VIII - express an opinion on acts and approve contracts in accordance with the internal regulations in force defined by Eletrobras that regulate the levels of approval in Eletrobras companies, including, among these acts or contracts, but not limited to, the granting of financing to public utility companies of electricity, under its control, and borrowing in the country or abroad;	~~VIII - express an opinion on acts and approve contracts in accordance with the internal regulations in force defined by Eletrobras that regulate the levels of approval in Eletrobras companies, including, among these acts or contracts, but not limited to, the granting of financing to public utility companies of electricity, under its control, and borrowing in the country or abroad;~~	**No economic effect. No legal effect.**
IX – approve, in compliance with the internal regulations in force defined by Eletrobras that regulate the levels of approval in Eletrobras companies, the provision of collateral for loans or financing taken in the country or abroad, of subsidiaries or not, in which it participates;	~~IX – approve, in compliance with the internal regulations in force defined by Eletrobras that regulate the levels of approval in Eletrobras companies, the provision of collateral for loans or financing taken in the country or abroad, of subsidiaries or not, in which it participates;~~	**No economic effect. No legal effect.**
X - approve, in compliance with the internal regulations in force defined by Eletrobras that regulate the levels of	~~X - approve, in compliance with the internal regulations in force defined by Eletrobras that regulate the levels of approval in Eletrobras~~	**No economic effect. No legal effect.**

approval in Eletrobras companies, the contracting of loans or financing, in the country or abroad, of subsidiary companies;	~~companies, the contracting of loans or financing, in the country or abroad, of subsidiary companies;~~	
XI - to resolve on the organization of technical-scientific research entities of business interest to Eletrobras in the energy sector, as well as to approve, in compliance with the internal regulations in force defined by Eletrobras that regulate the levels of approval in Eletrobras companies, the granting of financing and the provision of guarantee for those under its control;	~~XI to resolve on the organization of technical-scientific research entities of business interest to Eletrobras in the energy sector, as well as to approve, in compliance with the internal regulations in force defined by Eletrobras that regulate the levels of approval in Eletrobras companies, the granting of financing and the provision of guarantee for those under its control;~~	**No economic effect. No legal effect.**
XII - determine the distribution and redistribution of duties among the members of the Executive Board and approve the related adjustments in the Eletrobras Organization Manual, respecting the duties defined in these Articles of Incorporation;	~~XII determine the distribution and redistribution of duties among the members of the Executive Board and approve the related adjustments in the Eletrobras Organization Manual, respecting the duties defined in these Articles of Incorporation;~~	**No economic effect. No legal effect.**
XIII - propose to the Shareholders' Meeting the capital increase, the issuance of shares, subscription warrants and debentures of Eletrobras, except for debentures not convertible into shares, which will be subject to appreciation by the Board of Directors;	~~XIII - propose to the Shareholders' Meeting the capital increase, the issuance of shares, subscription warrants and debentures of Eletrobras, except for debentures not convertible into shares, which will be subject to appreciation by the Board of Directors;~~	**No economic effect. No legal effect.**
XIV - authorize the acquisition of shares issued by Eletrobras, for the purpose of cancellation or permanence in treasury and subsequent disposal, as well as resolve on the issuance of non-convertible securities and simple debentures, non-convertible into shares;	~~XIV authorize the acquisition of shares issued by Eletrobras, for the purpose of cancellation or permanence in treasury and subsequent disposal, as well as resolve on the issuance of non convertible securities and simple debentures, non convertible into shares;~~	**No economic effect. No legal effect.**
XV - resolve on the negotiation of shares or debentures, except for the powers of the Shareholders' Meeting to resolve on the matter;	~~XV - resolve on the negotiation of shares or debentures, except for the powers of the Shareholders' Meeting to resolve on the matter;~~	**No economic effect. No legal effect.**
XVI - authorize the disposal of permanent assets, and the constitution of real liens and the provision of guarantees to obligations of third	~~XVI authorize the disposal of permanent assets, and the constitution of real liens and the provision of guarantees to obligations of third parties, to the extent established by the~~	**No economic effect. No legal effect.**

parties, to the extent established by the internal regulations in force defined by Eletrobras that regulate the levels of approval in Eletrobras companies;	~~internal regulations in force defined by Eletrobras that regulate the levels of approval in Eletrobras companies;~~	
XVII - resolve on making and accepting donations with or without charges, subject to the provisions of the Eletrobras companies' Integrity Program and the Eletrobras Companies' Code of Ethical Conduct and Integrity, in line with the internal regulations in force defined by Eletrobras that regulate the approval limits in Eletrobras companies;	~~XVII - resolve on making and accepting donations with or without charges, subject to the provisions of the Eletrobras companies' Integrity Program and the Eletrobras Companies' Code of Ethical Conduct and Integrity, in line with the internal regulations in force defined by Eletrobras that regulate the approval limits in Eletrobras companies;~~	
XVIII - elect and dismiss the members of the Company's Executive Board, including the Chairman, establishing their duties and formally conferring responsibility for the areas of Compliance and Risk Management to its members;	~~XVIII - elect and dismiss the members of the Company's Executive Board, including the Chairman, establishing their duties and formally conferring responsibility for the areas of Compliance and Risk Management to its members;~~	**No economic effect. No legal effect.**
XIX - examine, at any time, the books and papers of Eletrobras, as well as request information on contracts entered into or in the process of being entered into and any other acts;	~~XIX - examine, at any time, the books and papers of Eletrobras, as well as request information on contracts entered into or in the process of being entered into and any other acts;~~	**No economic effect. No legal effect.**
	XX - approve indications, proposed by the Executive Board, of the persons who must integrate management, advisory and fiscal bodies of the subsidiaries and of the companies and entities in which the Company and its subsidiaries have participation, including indirect ones, and in cases where it deems appropriate, delegate such attribution to the Executive Board;	**No economic effect. No legal effect.**

	XXI – resolve on matters that, by virtue of legal provision or by determination of the Shareholders' Meeting, fall under its purview;	**No economic effect. No legal effect.**
	XXII – decide on the omitted cases of these Articles of Incorporation and delegate to the Executive Board matters within its purview not included in the list of legal duties of the Board of Directors;	**No economic effect. No legal effect.**
	Risks, internal controls and compliance:	**No economic effect. No legal effect.**
XX - implement and supervise the risk management systems, internal controls and compliance established for the prevention and mitigation of the main risks to which Eletrobras and its subsidiaries are exposed, including risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud;	**XXIII** - implement, directly or through other bodies of the Company, and supervise the risk management systems, internal controls and compliance established for the prevention and mitigation of the main risks to which Eletrobras and its subsidiaries are exposed, including risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud;	**No economic effect. No legal effect.**
XXI – analyze, at least quarterly, the balance sheet and other financial statements, without prejudice to the performance of the Audit Committee;	~~XXI – analyze, at least quarterly, the balance sheet and other financial statements, without prejudice to the performance of the Audit Committee;~~	**No economic effect. No legal effect.**
	XXIV - approve the annual work plan of the Internal Audit;	**No economic effect. No legal effect.**
	XXV - examine, at any time, the books and papers of Eletrobras, as well as request information on contracts entered into or in the process of being entered into and any other acts;	**No economic effect. No legal effect.**
	Legal acts and business:	**No economic effect. No legal effect.**
XXII - express an opinion on the management reports, as well as on the accounts of the Executive Board;	~~XXII~~ **XXVI** - express an opinion on ~~the management reports, as well as on the accounts of the Executive Board;~~ acts and approve contracts, in accordance with the levels established in the Regulation of Authorities of the Eletrobras companies;	**No economic effect. No legal effect.**

XXIII - approve the internal control reports;	~~XXIII - approve the internal control reports;~~	
	XXVII - approve the practice of acts that imply a waiver, transaction or arbitration commitment, in accordance with the levels established in the Regulation of Authorities of the Eletrobras companies;	**No economic effect. No legal effect.**
	XXVIII - approve the transfer of ownership of the Company's assets, constitution of real liens and the provision of guarantees to obligations of third parties, in accordance with the levels established in the Regulations of the Eletrobras companies;	**No economic effect. No legal effect.**
XXIV - choose and dismiss the independent auditors;	~~XXIV~~ **XXIX** – choose and dismiss the independent auditors;	**No economic effect. No legal effect.**
XXV – resolve on the designation, subject to the applicable internal selection regulations and exemption of the occupants of the positions of holders of the Internal Audit and Ombudsman, after approval by the Board of Directors;	~~XXV – resolve on the designation, subject to the applicable internal selection regulations and exemption of the occupants of the positions of holders of the Internal Audit and Ombudsman, after approval by the Board of Directors;~~	**No economic effect. No legal effect.**
	XXX – resolve on the Company's strategic trademarks and patents;	**No economic effect. No legal effect.**
	XXXI - resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies' Integrity Program and the Eletrobras Companies' Code of Ethical Conduct and Integrity, in accordance with the levels established in the Eletrobras Companies' Regulations, and also considering the Company's social responsibilities, as provided for in paragraph 4 of article 154 of the Brazilian Corporation Law;	**No economic effect. No legal effect.**
XXVI - resolve on the duties and operation of the areas linked to it;	~~XXVI - resolve on the duties and operation of the areas linked to it;~~	**No economic effect. No legal effect.**
XXVII - resolve on proposals for the implementation of corrective measures or improvement of procedures and	~~XXVII - resolve on proposals for the implementation of corrective measures or improvement of procedures and routines, as a~~	**No economic effect. No legal effect.**

routines, as a result of the analysis of the manifestations received by the Ombudsman;	~~result of the analysis of the manifestations received by the Ombudsman;~~	
XXVIII - approve and keep updated a non-binding succession plan for the members of the Board of Directors and the Executive Board, the preparation of which must be coordinated by its President;	~~XXVIII - approve and keep updated a non-binding succession plan for the members of the Board of Directors and the Executive Board, the preparation of which must be coordinated by its President;~~	**No economic effect. No legal effect.**
XXIX - establish the fundamental guidelines for the administrative organization of Eletrobras;	~~XXIX establish the fundamental guidelines for the administrative organization of Eletrobras;~~	**No economic effect. No legal effect.**
XXX - choose, appoint and approve appointments of managers for subsidiaries, investees, associations and foundations, pursuant to art. 3, §5, §6 and §7 of these Articles of Incorporation;	~~XXX - choose, appoint and approve appointments of managers for subsidiaries, investees, associations and foundations, pursuant to art. 3, §5, §6 and §7 of these Articles of Incorporation;~~	**No economic effect. No legal effect.**
XXXI – prepare, amend and approve its Internal Regulations and those of its advisory committees, observing the rules on composition and competence established in these Articles of Incorporation and in the legal rules in force;	~~XXXI – prepare, amend and approve its Internal Regulations and those of its advisory committees, observing the rules on composition and competence established in these Articles of Incorporation and in the legal rules in force;~~	**No economic effect. No legal effect.**
XXXII - resolve on the declaration of interim dividends and on the payment of interest on equity, upon proposal of the Executive Board, in accordance with the provisions of art. 48, item XIII, of these Articles of Incorporation;	~~XXXII - resolve on the declaration of interim dividends and on the payment of interest on equity, upon proposal of the Executive Board, in accordance with the provisions of art. 48, item XIII, of these Articles of Incorporation;~~	**No economic effect. No legal effect.**
	XXXII – approve the models of the indemnity contracts to be signed by the Company and the procedures that guarantee the independence of the decisions;	**No economic effect. No legal effect.**
	XXXIII - approve the sponsorship of the health care and supplementary pension plan and adherence to a supplementary pension entity, as well as supervise compliance with the limit of participation of Eletrobras in the cost of these benefits;	**No economic effect. No legal effect.**

	<u>**XXXIV** - approve, in accordance with the levels established in the Regulation of Authorities of the Eletrobras companies, the contracting of loans or financing and the provision of guarantees, in the country or abroad, by subsidiary companies;</u>	**No economic effect. No legal effect. No legal effect.**
	<u>***Business management and efficiency:***</u>	**No economic effect. No legal effect.**
	<u>**XXXV** - determine the distribution and redistribution of charges and duties among the members of the Executive Board;</u>	**No economic effect. No legal effect.**
XXXIII - grant leave or license to the President of the Company, including paid leave;	~~XXXIII~~ <u>**XXXVI**</u> - grant leave or license to the President of the Company, including paid leave;	**No economic effect. No legal effect.**
XXXIV - approve the personnel regulations of Eletrobras companies, collective bargaining agreements, employee profit sharing program, job and salary plan, function plan, employee benefits and employee dismissal program;	~~XXXIV~~ **XXXVII** - approve ~~the personnel regulations of Eletrobras companies~~ collective bargaining agreements, employee profit sharing program, job and salary plan, function plan~~, employee benefits and~~ and employee dismissal program;	**No economic effect. No legal effect.**
XXXV – approve the maximum number of personnel and the hiring of personnel at Eletrobras and its subsidiaries;	**XXXVIII** – approve the maximum number of personnel <u>of Eletrobras companies and general guidelines for</u> hiring personnel at Eletrobras and its subsidiaries;	**No economic effect. No legal effect.**
XXXVI - approve the Strategic Plan and the Business and Management Master Plan, including the strategy of commercialization and business growth and expansion of investment, as well as its changes;	~~XXXVI - approve the Strategic Plan and the Business and Management Master Plan, including the strategy of commercialization and business growth and expansion of investment, as well as its changes;~~	**No economic effect. No legal effect.**
XXXVII - approve the annual budget of Eletrobras and its subsidiaries, which must be prepared in accordance with the Strategic Plan and the Business and Management Master Plan and the Business and Management Plan of each company;	~~XXXVII - approve the annual budget of Eletrobras and its subsidiaries, which must be prepared in accordance with the Strategic Plan and the Business and Management Master Plan and the Business and Management Plan of each company;~~	**No economic effect. No legal effect.**
XXXVIII - approve the Corporate Performance Goals Contracts – CMDE, through which Eletrobras's subsidiaries	~~XXXVIII - approve the Corporate Performance Goals Contracts – CMDE, through which Eletrobras's subsidiaries undertake to comply~~	**No economic effect. No legal effect.**

undertake to comply with the strategic guidelines defined therein in order to meet the goals and results established by the parent company, as well as the consequences policy applied to Eletrobras and its subsidiaries, monitoring their effective compliance;	~~with the strategic guidelines defined therein in order to meet the goals and results established by the parent company, as well as the consequences policy applied to Eletrobras and its subsidiaries, monitoring their effective compliance;~~	
XXXIX - approve the policies and guidelines on transactions and execution of contracts for the purchase and sale of electric energy of Eletrobras and its subsidiaries, as well as their positions in lawsuits related to the Electric Energy market, subject to the provisions of item VIII of this article;	~~XXXIX - approve the policies and guidelines on transactions and execution of contracts for the purchase and sale of electric energy of Eletrobras and its subsidiaries, as well as their positions in lawsuits related to the Electric Energy market, subject to the provisions of item VIII of this article;~~	**No economic effect. No legal effect.**
XL – approve the investment projects of Eletrobras and its subsidiaries, to the extent defined by the internal regulations in force defined by Eletrobras that regulate the levels of approval in Eletrobras companies;	~~XL – approve the investment projects of Eletrobras and its subsidiaries, to the extent defined by the internal regulations in force defined by Eletrobras that regulate the levels of approval in Eletrobras companies;~~	**No economic effect. No legal effect.**
XLI - approve the policy of transactions with related parties, in accordance with the requirements of competitiveness, compliance, transparency, equity and commutativity, which will be reviewed at least annually;	~~XLI - approve the policy of transactions with related parties, in accordance with the requirements of competitiveness, compliance, transparency, equity and commutativity, which will be reviewed at least annually;~~	**No economic effect. No legal effect.**
XLII - carry out the individual and collective performance evaluation, at least once a year, of the managers and members of committees, in accordance with current legislation;	~~XLII - carry out the individual and collective performance evaluation, at least once a year, of the managers and members of committees, in accordance with current legislation;~~	**No economic effect. No legal effect.**
XLIII – resolve on the creation, operation and extinction of committees and advisory committees to the Board of Directors to deepen strategic studies and ensure that the decision to be taken by the Board is technically well founded, as well as elect and dismiss its members, in compliance with current legislation;	~~XLIII – resolve on the creation, operation and extinction of committees and advisory committees to the Board of Directors to deepen strategic studies and ensure that the decision to be taken by the Board is technically well founded, as well as elect and dismiss its members, in compliance with current legislation;~~	**No economic effect. No legal effect.**
XLIV – approve the internal regulations that regulate the indications for positions in governance bodies of	~~XLIV – approve the internal regulations that regulate the indications for positions in governance bodies of Eletrobras companies,~~	**No economic effect. No legal effect.**

Eletrobras companies, which must provide for the minimum requirements for the appointment of members of the Board of Directors, the Fiscal Council and the Executive Board, in companies in which Eletrobras and its subsidiaries participate, as well as foundations, associations and pension funds;	~~which must provide for the minimum requirements for the appointment of members of the Board of Directors, the Fiscal Council and the Executive Board, in companies in which Eletrobras and its subsidiaries participate, as well as foundations, associations and pension funds;~~	
XLV - establish Eletrobras information disclosure policy;	~~XLV - establish Eletrobras information disclosure policy;~~	**No economic effect. No legal effect.**
XLVI - approve and supervise the fulfillment of the specific goals and results to be achieved by the members of the Executive Board;	~~XLVI~~ **XXXIX** - approve and supervise the fulfillment of the specific goals and results to be achieved by the members of the Executive Board;	**No economic effect. No legal effect.**
XLVII - annually promote analysis regarding the fulfillment of the goals and results in the execution of the Business and Management Master Plan and long-term Strategic Plan;	~~XLVII - annually promote analysis regarding the fulfillment of the goals and results in the execution of the Business and Management Master Plan and long-term Strategic Plan;~~	**No economic effect. No legal effect.**
XLVIII - discuss, approve and monitor decisions involving corporate governance practices, relationships with interested parties, personnel management policy and code of conduct of agents within Eletrobras and the respective guidelines for its subsidiaries;	~~XLVIII - discuss, approve and monitor decisions involving corporate governance practices, relationships with interested parties, personnel management policy and code of conduct of agents within Eletrobras and the respective guidelines for its subsidiaries;~~	**No economic effect. No legal effect.**
XLIX – approve the internal regulations that regulate the approval levels in Eletrobras companies, including defining the subjects and values for its decision-making scope and that of the Executive Board;	~~XLIX – approve the internal regulations that regulate the approval levels in Eletrobras companies, including defining the subjects and values for its decision-making scope and that of the Executive Board;~~	**No economic effect. No legal effect.**
L – express an opinion on the matters to be submitted to the shareholders' resolution at the meeting, not admitting the inclusion of the item "general matters" in the convening instrument;	~~L – express an opinion on the matters to be submitted to the shareholders' resolution at the meeting, not admitting the inclusion of the item "general matters" in the convening instrument;~~	**No economic effect. No legal effect.**
LI - approve the current internal regulations defined by Eletrobras that regulate Compliance and Risk	~~LI - approve the current internal regulations defined by Eletrobras that regulate Compliance and Risk Management, dividends~~	**No economic effect. No legal effect.**

Management, dividends and equity interests, as well as other general policies of the Company;	~~and equity interests, as well as other general policies of the Company;~~	
	XL - approve the business performance goals of the subsidiaries.	**No economic effect. No legal effect.**
	Associative guidelines:	**No economic effect. No legal effect.**
	XLI - authorize the incorporation of wholly-owned subsidiaries, the Company's interests in subsidiaries or affiliates, the transfer or termination of such interest, as well as the acquisition of shares or quotas of other companies;	**No economic effect. No legal effect.**
LII - approve the sponsorship of the health care and supplementary pension plan and adherence to a closed supplementary pension entity, as well as supervise compliance with the limit of participation of Eletrobras in the costing of these benefits;	~~LII - approve the sponsorship of the health care and supplementary pension plan and adherence to a closed supplementary pension entity, as well as supervise compliance with the limit of participation of Eletrobras in the costing of these benefits;~~	**No economic effect. No legal effect.**
LIII - propose to the Shareholders' Meeting the overall remuneration of the managers and members of the other statutory bodies of the Company, as well as decide on the amounts of individual remuneration and on profit sharing, within the limits approved by the Shareholders' Meeting;	~~LIII - propose to the Shareholders' Meeting the overall remuneration of the managers and members of the other statutory bodies of the Company, as well as decide on the amounts of individual remuneration and on profit sharing, within the limits approved by the Shareholders' Meeting;~~	**No economic effect. No legal effect.**
LIV - approve the Annual Plan of Internal Audit Activities – PAINT and the Annual Report of Internal Audit Activities – RAINT, without the presence of the President of the Company;	~~LIV - approve the Annual Plan of Internal Audit Activities – PAINT and the Annual Report of Internal Audit Activities – RAINT, without the presence of the President of the Company;~~	**No economic effect. No legal effect.**
LV - establish a spokesperson policy aimed at eliminating the risk of contradiction between information from different areas and that of the Company's executives	~~LV - establish a spokesperson policy aimed at eliminating the risk of contradiction between information from different areas and that of the Company's executives~~	**No economic effect. No legal effect.**

LVI - evaluate the officers and members of the Company's statutory committees;	~~LVI - evaluate the officers and members of the Company's statutory committees;~~	**No economic effect. No legal effect.**
LVII – periodically evaluate the strategic, operational and financial alignment of the Company's interests with its corporate purpose;	~~LVII – periodically evaluate the strategic, operational and financial alignment of the Company's interests with its corporate purpose;~~	**No economic effect. No legal effect.**
LVIII - approve the practice of other acts that matter in waiver, transaction or arbitration commitment, not specified in the list of this article, subject to the regulations that regulate the scope of the Company;	~~LVIII - approve the practice of other acts that matter in waiver, transaction or arbitration commitment, not specified in the list of this article, subject to the regulations that regulate the scope of the Company;~~	**No economic effect. No legal effect.**
LIX - convene the Shareholders' Meeting of shareholders, in the cases provided for in Law No. 6.404, of 1976, or whenever it deems convenient; and	~~LIX - convene the Shareholders' Meeting of shareholders, in the cases provided for in Law No. 6.404, of 1976, or whenever it deems convenient; and~~	**No economic effect. No legal effect.**
LX - decide on omitted cases of these Articles of Incorporation.	~~LX - decide on omitted cases of these Articles of Incorporation.~~	**No economic effect. No legal effect.**
§ 1 - The minutes of the meetings of the Board of Directors that contain a resolution intended to produce effects before third parties shall be filed in the Registry of Commerce and published.	~~§ 1 - The minutes of the meetings of the Board of Directors that contain a resolution intended to produce effects before third parties shall be filed in the Registry of Commerce and published.~~	**No economic effect. No legal effect.**
	XLII - resolve on the association referred to in paragraph 1 of art. 3 of these Articles of Incorporation;	**No economic effect. No legal effect.**
	XLIII - resolve on the shareholders' agreements to be signed by Eletrobras and its subsidiaries and, in the case of amendments, only when it involves aspects related to art. 118 of Law 6.404/1976; and	**No economic effect. No legal effect.**
	XLIV - deliberate on the organization of technical-scientific research entities of business interest to Eletrobras in the energy sector.	**No economic effect. No legal effect.**
	Paragraph 1 - The board of directors of the company must prepare and disclose a reasoned opinion on any Public Offering for Acquisition ("OPA") that has as its object the	**No economic effect. No legal effect.**

	shares issued by the company, within 15 (fifteen) days of the publication of the notice of said OPA, in which it will manifest, at least:	
	I - on the convenience and opportunity of the takeover bid regarding the interest of the company and the set of its shareholders, including in relation to the price and the potential impacts on the liquidity of the shares;	**No economic effect. No legal effect.**
	II - regarding the strategic plans disclosed by the offeror in relation to the company; and	**No economic effect. No legal effect.**
	III - regarding alternatives to the acceptance of the takeover bid available on the market.	**No economic effect. No legal effect.**
	Paragraph 2 - The opinion of the board of directors, referred to in the previous paragraph, must cover the reasoned opinion favorable or contrary to the acceptance of the OPA, warning that it is the responsibility of each shareholder to make the final decision on said acceptance.	**No economic effect. No legal effect.**
	Paragraph 3 - The Board of Directors may determine the performance of inspections, audits or accountability in the Company, as well as the hiring of experts, experts or external auditors, to better instruct the matters subject to its deliberation.	**No economic effect. No legal effect.**
§ 2 - Without prejudice to the powers conferred upon it by the Internal Regulations, the Chairman of the Board of Directors shall:	~~§ 2~~ **Paragraph 4** - Without prejudice to the duties conferred upon it by the Internal Regulations, the Chairman of the Board of Directors shall:	**No economic effect. No legal effect.**
I – convene and preside over the meetings of the body, observing compliance with the Articles of Incorporation and the Internal Regulations;	I - convene and preside over the meetings of the body, observing compliance with the Articles of Incorporation and the Internal Regulations;	
II – coordinate the work related to the succession plans of the members of the Board of Directors and the Executive Board, with the support of the People,	II - coordinate the work related to the succession plans of the members of the Board of Directors and the Executive Board, with the support of the People ~~Eligibility, Succession and Remuneration~~ Committee; and	**No economic effect. No legal effect.**

Eligibility, Succession and Remuneration Committee; and		
III – propose to the Board of Directors appointments to compose the advisory committees, including external members.	III - propose to the Board of Directors appointments to compose the advisory committees, including external members.	
	Art. 32 - The Board of Directors, for the better performance of its functions, may create transitional committees or working groups with defined objectives, being composed of members of the Board of Directors and professionals with specific knowledge.	**No economic effect. No legal effect.**
Art. 37 - The Board of Directors, in each fiscal year, shall submit to the decision of the Annual Shareholders' Meeting the management report and the financial statements, as well as the proposal for distribution of dividends and application of surplus amounts, attaching its opinion and the opinion of the Audit Committee, pursuant to item XIII of art. 48, and the certificate of the independent auditors.	~~Art. 37 - The Board of Directors, in each fiscal year, shall submit to the decision of the Annual Shareholders' Meeting the management report and the financial statements, as well as the proposal for distribution of dividends and application of surplus amounts, attaching its opinion and the opinion of the Audit Committee, pursuant to item XIII of art. 48, and the certificate of the independent auditors.~~	**No economic effect. No legal effect.**
Art. 38 - In the event of a vacancy in the position of Chairman of the Board of Directors, its substitute, elected under the terms of art. 32, §4 of these Articles of Incorporation, will guide, in the subsequent election of this collegiate, the proposal for the election of a new President and a new substitute.	~~Art. 38 - In the event of a vacancy in the position of Chairman of the Board of Directors, its substitute, elected under the terms of art. 32, §4 of these Articles of Incorporation, will guide, in the subsequent election of this collegiate, the proposal for the election of a new President and a new substitute.~~	**No economic effect. No legal effect.**
Art. 39 - In the event of vacancy in the position of director, the substitute shall be appointed by the remaining directors and shall serve until the first Shareholders' Meeting, pursuant to art. 150 of Law No. 6.404 of 1976.	~~Art. 39 - In the event of vacancy in the position of director, the substitute shall be appointed by the remaining directors and shall serve until the first Shareholders' Meeting, pursuant to art. 150 of Law No. 6.404 of 1976.~~	**No economic effect. No legal effect.**
§ 1 - For the Board of Directors to appoint members to the collegiate body, in the form of the caput, the same eligibility requirements required for election at a Shareholders' Meeting of shareholders must be verified by the	~~§ 1 - For the Board of Directors to appoint members to the collegiate body, in the form of the caput, the same eligibility requirements required for election at a Shareholders' Meeting of shareholders must be verified by the People, Eligibility, Succession and Remuneration Committee.~~	**No economic effect. No legal effect.**

People, Eligibility, Succession and Remuneration Committee.		
§ 2 - The director elected in substitution will complete the term of office of the replaced.	~~§ 2 - The director elected in substitution will complete the term of office of the replaced.~~	**No economic effect. No legal effect.**
§ 3 - In the event of vacancy in most positions, a Shareholders' Meeting will be called to proceed to the new election.	~~§ 3 - In the event of vacancy in most positions, a Shareholders' Meeting will be called to proceed to the new election.~~	**No economic effect. No legal effect.**
§ 4 - The function of Board Member is personal and does not admit a temporary substitute or alternate, including for employee representatives. In the event of any absences or possible impediments of any member of the Board, the collegiate shall deliberate with the remainder.	~~Paragraph 4 - The function of Board Member is personal and does not admit a temporary substitute or alternate, including for employee representatives. In the event of any absences or possible impediments of any member of the Board, the collegiate shall deliberate with the remainder.~~	**No economic effect. No legal effect.**
Art. 40 - The Board of Directors will have the support of the Audit and Risk Committee, Strategy, Governance and Sustainability Committee and the People, Eligibility, Succession and Remuneration Committee.	~~Art. 40~~ **Paragraph 1** - The Board of Directors shall have the permanent support of three (3) statutory advisory committees with specific duties of analysis and recommendation on certain matters, directly linked to the Board, namely:	**No economic effect. No legal effect. No legal effect.**
	I – ~~Audit and Risks~~ People Committee;	**No economic effect. No legal effect.**
	II - Strategy, Governance and Sustainability Committee ~~and the People, Eligibility, Succession and Compensation Committee.;~~	**No economic effect. No legal effect.**
	~~§ 1º~~ **III** - Audit and Risk Committee.	**No economic effect. No legal effect.**
§ 1 - The committees mentioned in the caput of this article will have their operating rules provided for in their respective internal regulations.	**Paragraph 2** - The committees mentioned in the ~~caput of this article~~ previous paragraph will have their compositions and other rules of operation ~~provided~~ disciplined in their respective internal regulations, including the duties to be exercised by the respective coordinators and any extension of their scope and performance for the subsidiaries of Eletrobras.	**No economic effect. No legal effect.**

§ 2 - The Board of Directors of Eletrobras may establish additional duties to the Audit and Risk Committee and extend its scope and performance to Eletrobras subsidiaries.	~~§ 2 - The Board of Directors of Eletrobras may establish additional duties to the Audit and Risk Committee and extend its scope and performance to Eletrobras subsidiaries.~~	**No economic effect. No legal effect.**
§ 3 - The Audit and Risk Committee will be permanent and will be composed of at least three (3) members and a maximum of five (5) independent members, according to the independence criterion established in the requirements of the special governance segment of the Novo Mercado da Brasil, Bolsa, Balcão S/A (B3), including external ones, with terms of office that do not coincide and independent of the term of management of the Board of Directors, and will also observe the conditions imposed in the applicable national or foreign legislation and regulation, including the provisions of the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission ("sec") and the New York Stock Exchange ("NYSE").	~~§~~**Paragraph 3** - The opinions of the Committees are not a necessary condition for the presentation of matters to the examination and resolution of the Board of Directors; ~~The Audit and Risk Committee will be permanent and will be composed of at least three (3) members and a maximum of five (5) independent members, according to the independence criterion established in the requirements of the special governance segment of the Novo Mercado da Brasil, Bolsa, Balcão S/A (B3), including external ones, with terms of office that do not coincide and independent of the term of management of the Board of Directors, and will also observe the conditions imposed in the applicable national or foreign legislation and regulation, including the provisions of the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission ("sec") and the New York Stock Exchange ("NYSE").~~	**No economic effect. No legal effect.**
§ 4 - The remuneration of the members of the Audit and Risk Committee shall be fixed by the Board of Directors.	~~§ 4 - The remuneration of the members of the Audit and Risk Committee shall be fixed by the Board of Directors.~~	**No economic effect. No legal effect.**
§ 5 - The term of office of the members of the Audit and Risk Committee will be 2 (two) years, not coincident for each member, allowing a single reelection.	~~§ 5 - The term of office of the members of the Audit and Risk Committee will be 2 (two) years, not coincident for each member, allowing a single reelection.~~	**No economic effect. No legal effect.**
	Art. 33 - The purpose of the Audit and Risk Committee is to advise the Company's Board of Directors in the exercise of its functions and will have attribution, without prejudice to others provided for in its articles of incorporation, approved by the Board of Directors, for analysis and manifestation on the following matters:	**No economic effect. No legal effect.**
	I - give an opinion on the hiring and dismissal of independent audit services;	**No economic effect. No legal effect.**

	II - supervise the activities: a) of the independent auditors, in order to evaluate their independence; the quality of the services provided; and the adequacy of the services provided to the needs of the company; b) the internal control area of the company; c) the internal audit area of the company; and d) the area of preparation of the company's financial statements;	**No economic effect. No legal effect.**
	III - evaluate the quarterly information, interim statements and financial statements;	**No economic effect. No legal effect.**
	IV - monitor the quality and integrity of: a) the internal control mechanisms; b) the quarterly information, interim statements and financial statements of the company; and c) the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not provided for in the structure of the usual reports of the financial statements;	**No economic effect. No legal effect.**
	V - evaluate and monitor the company's risk exposures;	**No economic effect. No legal effect.**
	VI - evaluate and monitor, together with the management and the internal audit area, the adequacy of transactions with related parties carried out by the company and their respective disclosures;	**No economic effect. No legal effect.**
	VII - prepare a summary annual report, to be presented together with the financial statements disclosed to the market, containing a description of: a) its activities, the results and conclusions reached and the recommendations made; and b) any situations in which there is a significant divergence between the company's management, the independent auditors and the CAE in relation to the company's financial statements;	**No economic effect. No legal effect.**
	VIII – have the means to receive and process information about non-compliance with legal and regulatory provisions applicable to the company, in addition to internal regulations and codes, including specific procedures to	**No economic effect. No legal effect.**

	protect the provider and the confidentiality of the information;	
	IX - monitor compliance activities, reporting channel and manifestation handling management, including ethical infractions; and	**No economic effect. No legal effect.**
	X - evaluate, monitor, and recommend to management the correction or improvement of the company's internal policies, including the policy of transactions between related parties.	**No economic effect. No legal effect.**
	Paragraph 1 - The Statutory Fiscal Council shall be composed of at least three (3) members and at most five (5), who shall have professional experience or academic training compatible with the position, preferably in the area of accounting, auditing or in the sector of the Company, and at least one (1) member shall have recognized professional experience in corporate accounting matters, under the terms of the regulations issued by the CVM, and all its members shall be independent, among these, at least one (1) shall be an independent Board Member of the Company, also observing the conditions imposed by applicable national or foreign legislation and regulation, including the provisions of the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission ("SEC") and the New York Stock Exchange ("NYSE").	**No economic effect. No legal effect.**
	Paragraph 2 - The characteristics referred to in the paragraph above may be accumulated by the same member of the Audit and Risk Committee, and the election of external members other than directors is also allowed, provided that the independence requirements are met.	**No economic effect. No legal effect.**
§ 6 - In case of vacancy of a member of the Audit and Risk Committee, the Board of Directors shall elect its successor to start a new term of office.	~~§ 6~~ **Paragraph 3** - In case of vacancy of a member of the Audit and Risk Committee, the Board of Directors shall elect its successor to start a new term of office.	**No economic effect. No legal effect.**
§ 7 - The position of member of the Audit and Risk Committee is personal and does not admit a temporary	~~§ 7 - The position of member of the Audit and Risk Committee is personal and does not admit a temporary substitute. In the event of~~	**No economic effect. No legal effect.**

substitute. In the event of any absences or eventual impediments of any member of the committee, it will install its meetings with the remaining members, observing the minimum quorum of installation of two members.	any absences or eventual impediments of any member of the committee, it will install its meetings with the remaining members, observing the minimum quorum of installation of two members.	
	Paragraph 4 - The Audit and Risk Committee must inform its activities monthly to the Company's Board of Directors, and the minutes of the meeting of the board of directors, or the corresponding certificate of minutes, must be disclosed for the purpose of indicating the performance of said report.	**No economic effect. No legal effect.**
§ 8 - At least one of the members of the Audit and Risk Committee must participate in the meetings of the Board of Directors that deal with the periodic financial statements, the hiring of the independent auditor and the Annual Plan of Internal Audit Activities – PAINT.	§ 8 - At least one of the members of the Audit and Risk Committee must participate in the meetings of the Board of Directors that deal with the periodic financial statements, the hiring of the independent auditor and the Annual Plan of Internal Audit Activities – PAINT.	**No economic effect. No legal effect.**
	Paragraph 5 - The Audit and Risk Committee shall be endowed with operational autonomy and its own budget approved by the Board of Directors, intended to cover expenses with its operation.	**No economic effect. No legal effect.**
	Paragraph 6 - The participation, as members of the Audit and Risk Committee, of officers of the Company, its subsidiaries and affiliates is prohibited.	**No economic effect. No legal effect.**
	Art. 34 - The People Committee shall analyze the requirements for investiture in the position of management and fiscal councilor of the Company, in accordance with the legal and statutory provisions and also considering the rules established in internal regulations that deal with appointments of managers and fiscal directors.	**No economic effect. No legal effect.**
§ 9 - It is incumbent upon the People, Eligibility, Succession and Remuneration Committee to advise the shareholders and the Board of Directors in the processes of appointment, evaluation, succession and remuneration of managers, fiscal	§ 9 - It is incumbent upon the People, Eligibility, Succession and Remuneration Committee to advise the shareholders and the Board of Directors in the processes of appointment, evaluation, succession and remuneration of managers, fiscal advisors, members of the Audit and Risk Committee,	**No economic effect. No legal effect.**

advisors, members of the Audit and Risk Committee, external members of the Strategy, Governance and Sustainability Committee, in addition to other duties conferred on it by the Board of Directors and contained in its Articles of Incorporation.	external members of the Strategy, Governance and Sustainability Committee, in addition to other duties conferred on it by the Board of Directors and contained in its Articles of Incorporation.	
§ 10 - The People, Eligibility, Succession and Remuneration Committee shall:	§ 10 **Sole paragraph** - It is also incumbent upon the People, Eligibility, Succession and Remuneration Committee to assist the Board of Directors in the preparation and monitoring of the management succession plan, in the strategy of remuneration of the managers and members of the advisory committees and in the proposals and other matters related to personnel policy.	**No economic effect. No legal effect.**
I – opine in order to assist the members of the Board of Directors in the appointment of directors and members of the Audit and Risk Committee;	I – opine in order to assist the members of the Board of Directors in the appointment of directors and members of the Audit and Risk Committee;	**No economic effect. No legal effect.**
II – assist the Board of Directors in the preparation and monitoring of the management succession plan; and	II – assist the Board of Directors in the preparation and monitoring of the management succession plan; and	**No economic effect. No legal effect.**
III - assist the Administrative Board in the evaluation of proposals relating to personnel policy and their follow-up.	III - assist the Administrative Board in the evaluation of proposals relating to personnel policy and their follow-up.	**No economic effect. No legal effect.**
§ 11- The manifestation of the committee shall be forwarded to the Board of Directors, which shall include, in the proposal of the management for the holding of the Shareholders' Meeting that has on the agenda the election of members of the Board of Directors and the Fiscal Council, its manifestation about the classification of the indicated to the legal, regulatory and statutory requirements and prohibitions in the light of the self-declaration and documents presented by the nominee and the manifestation of the committee.	§ 11 The manifestation of the committee shall be forwarded to the Board of Directors, which shall include, in the proposal of the management for the holding of the Shareholders' Meeting that has on the agenda the election of members of the Board of Directors and the Fiscal Council, its manifestation about the classification of the indicated to the legal, regulatory and statutory requirements and prohibitions in the light of the self-declaration and documents presented by the nominee and the manifestation of the committee.	**No economic effect. No legal effect.**
§ 12 - The same procedure described in the previous paragraph must be observed in the election of directors	§ 12 The same procedure described in the previous paragraph must be observed in the election of directors and members of the Audit	**No economic effect. No legal effect.**

and members of the Audit and Risk Committee, and the manifestation of the Board of Directors must be included in the minutes of the meeting that has as agenda the election of the members of these bodies.	and Risk Committee, and the manifestation of the Board of Directors must be included in the minutes of the meeting that has as agenda the election of the members of these bodies.	
§ 13 - The duties of the People, Eligibility, Succession and Remuneration Committee may cover companies in which Eletrobras participates directly and indirectly, to the extent decided by the Board of Directors of Eletrobras and defined in its Articles of Incorporation.	§ 13 - The duties of the People, Eligibility, Succession and Remuneration Committee may cover companies in which Eletrobras participates directly and indirectly, to the extent decided by the Board of Directors of Eletrobras and defined in its Articles of Incorporation.	No economic effect. No legal effect.
§ 14 - The People, Eligibility, Succession and Remuneration Committee shall be composed of 3 to 5 members, members of the Board of Directors, without additional remuneration, and may also have external members with remuneration fixed by the Shareholders' Meeting and subject to the duties and responsibilities referred to in art. 165 of Law No. 6.404, of 1976, with a term of 2 (two) years.	§ 14 - The People, Eligibility, Succession and Remuneration Committee shall be composed of 3 to 5 members, members of the Board of Directors, without additional remuneration, and may also have external members with remuneration fixed by the Shareholders' Meeting and subject to the duties and responsibilities referred to in art. 165 of Law No. 6.404, of 1976, with a term of 2 (two) years.	No economic effect. No legal effect.
§ 15- The minutes of the meetings of the People, Eligibility, Succession and Remuneration Committee that deal with the analysis of the eligibility of managers and/or fiscal directors must be disclosed on the Company's website, and their disclosure in the form of an extract, when other matters of a different nature and of a strategic nature for the Company are also dealt with.	§ 15- The minutes of the meetings of the People, Eligibility, Succession and Remuneration Committee that deal with the analysis of the eligibility of managers and/or fiscal directors must be disclosed on the Company's website, and their disclosure in the form of an extract, when other matters of a different nature and of a strategic nature for the Company are also dealt with.	No economic effect. No legal effect.
§ 16 - The restriction referred to in the previous paragraph shall not be enforceable against the control bodies, which shall have full and unrestricted access to the content of the minutes of the Eligibility, People and Succession Committee, subject to the transfer of confidentiality and the provisions of	§ 16 - The restriction referred to in the previous paragraph shall not be enforceable against the control bodies, which shall have full and unrestricted access to the content of the minutes of the Eligibility, People and Succession Committee, subject to the transfer of confidentiality and the provisions of Law No. 13.709, of 2018 with respect to the processing of personal data.	No economic effect. No legal effect.

Law No. 13.709, of 2018 with respect to the processing of personal data.		
§ 17- It is incumbent upon the Strategy, Governance and Sustainability Committee to advise the Board of Directors in the fulfillment of its responsibilities for guidance and senior management of the Company, including analyses and recommendations on the definition of strategic guidelines, sustainability practices and corporate governance practices, in addition to other duties conferred on it by the Board of Directors and contained in its Articles of Incorporation.	~~§ 17~~ **Art. 35** - ~~It is incumbent upon~~ The purpose of the Strategy, Governance and Sustainability Committee shall be to advise the Board of Directors ~~in the fulfillment of its responsibilities for guidance and senior management of the Company, including analyses and recommendations on the definition of strategic guidelines~~ on strategic matters, sustainability practices and their alignment with strategic and business plans, corporate governance practices, in addition to other duties conferred on it by the Board of Directors and contained in its Articles of Incorporation.	**No economic effect. No legal effect.**
§ 18- The Strategy, Governance and Sustainability Committee shall be composed of 3 to 5 members, members of the Board of Directors, without additional remuneration, and may also have external members with remuneration fixed by the Shareholders' Meeting and subject to the duties and responsibilities referred to in art. 165 Law No. 6.404, of 1976, with a term of 2 (two) years.	~~§ 18 The Strategy, Governance and Sustainability Committee shall be composed of 3 to 5 members, members of the Board of Directors, without additional remuneration, and may also have external members with remuneration fixed by the Shareholders' Meeting and subject to the duties and responsibilities referred to in art. 165 Law No. 6.404, of 1976, with a term of 2 (two) years.~~	**No economic effect. No legal effect.**
Art. 41 - In addition to the committees mentioned in the previous article, the Board of Directors may create other support committees for decision making under the terms of item XLIII of art. 36.	~~Art. 41 In addition to the committees mentioned in the previous article, the Board of Directors may create other support committees for decision making under the terms of item XLIII of art. 36.~~	**No economic effect. No legal effect.**
Sole paragraph - The rules of operation of the committees mentioned in the caput of this article will be provided for in their respective internal regulations, without prejudice to the applicable legislation.	~~Sole paragraph The rules of operation of the committees mentioned in the caput of this article will be provided for in their respective internal regulations, without prejudice to the applicable legislation.~~	**No economic effect. No legal effect.**
Art. 42 - The Internal Audit is responsible for:	~~Art. 42 The Internal Audit is responsible for:~~	**No economic effect. No legal effect.**
I - perform the audit activities of an accounting, financial, budgetary,	~~I perform the audit activities of an accounting, financial, budgetary,~~	**No economic effect. No legal effect.**

administrative, equity and operational nature of the company; and	administrative, equity and operational nature of the company; and	
II - propose the preventive and corrective measures of the deviations detected.	II - propose the preventive and corrective measures of the deviations detected.	No economic effect. No legal effect.
CHAPTER VII	**CHAPTER VII VI**	No economic effect. No legal effect.
The Executive Board	**The Executive Board**	
Art. 43 - The Executive Board shall be composed of the President and up to six (6) officers, respecting a minimum of three (3) members, all elected by the Board of Directors, with a unified management term of two (2) years, with a maximum of three (3) consecutive renewals being allowed.	**Art. 43 36** - The Executive Board, whose members will be elected and dismissed at any time by the Board of Directors, will be composed of the President and up to 6 (six) 15 (fifteen) Executive Vice-Presidents, of a statutory nature, residing in the country, respecting the minimum of 3 (three) members, all elected by the Board of Directors, with a unified management term of 2 (two) years, with a maximum of three (3) consecutive renewals being allowed. being allowed renewals.	No economic effect. No legal effect.
§ 1 - The President of Eletrobras may not simultaneously occupy the positions of President of the Company and Chairman of the Board of Directors.	§**Paragraph 1** - The President of Eletrobras may not simultaneously occupy the positions of President of the Company and Chairman of the Board of Directors. The Board of Directors shall observe in the choice and election of the members of the Executive Board their professional capacity, notorious knowledge and expertise in the respective areas of contact and the alignment of their professional profile to the duties of the position.	No economic effect. No legal effect.
§ 2 - The Board of Directors is entitled to promote selection processes, including through independent external consultancy specialized in the selection of professionals, without prejudice to the participation of the People, Eligibility, Succession and Remuneration Committee, in order to assist it in the election of members to the Executive Board and external members to the committees.	§**Paragraph** 2 - The Board of Directors is entitled to promote selection processes, including through independent external consultancy specialized in the selection of professionals, without prejudice to the participation of the People, Eligibility, Succession and Remuneration Committee, in order to assist it in the election of members to the Executive Board and external members to the committees. The members of the Executive Board shall exercise their positions on a full-time basis and with exclusive	No economic effect. No legal effect.

	dedication to the service of the Company, exceptionally allowed, after justification and approval by the Board of Directors, the concomitant exercise in management positions of subsidiaries and affiliates of the Company and in management/deliberative boards of other companies and associations.	
§ 3 - In addition to the provisions contained in these Articles of Incorporation, the management of the members of the Executive Board is governed by the provisions contained in Law No. 6.404 of 1976.	Paragraph 3 ~~§ 3 - In addition to the provisions contained in these Articles of Incorporation, the management of the members of the Executive Board is governed by the provisions contained in Law No. 6.404 of 1976.~~ A person who has already completed 65 (sixty-five) years of age on the date of the election cannot be elected to occupy a position on the Executive Board, except in exceptional cases duly justified and approved by the Board of Directors.	**No economic effect. No legal effect.**
Art. 44 - The Executive Board is responsible for the general direction of Eletrobras, in compliance with the guidelines established by the Board of Directors.	~~Art. 44 - The Executive Board is responsible for the general direction of Eletrobras, in compliance with the guidelines established by the Board of Directors.~~	**No economic effect. No legal effect.**
§ 1 - The President and the officers may not exercise management, administration or consulting functions in companies connected in any way to the electricity sector, except in companies in which Eletrobras has a shareholding, directly or indirectly, where they may hold positions on the Boards of Directors and Fiscal Council.	~~§ 1 - The President and the officers may not exercise management, administration or consulting functions in companies connected in any way to the electricity sector, except in companies in which Eletrobras has a shareholding, directly or indirectly, where they may hold positions on the Boards of Directors and Fiscal Council.~~	**No economic effect. No legal effect.**
§ 2 - The assumption of commitment to specific goals and results to be achieved is a condition for investiture in a board position, which must be approved by the Board of Directors.	~~§ 2 - The assumption of commitment to specific goals and results to be achieved is a condition for investiture in a board position, which must be approved by the Board of Directors.~~	**No economic effect. No legal effect.**
Art. 45 - The members of the Executive Board may not depart from office for more than thirty consecutive days, except in cases of vacation or leave, as well as in cases authorized by the Board of Directors, under penalty of loss of office.	**Art.** ~~45~~ 37 - The members of the Executive Board may not depart from the position for more than thirty consecutive days ~~except in cases of vacation~~ or not, without leave ~~as well as in cases authorized by the~~ or authorization from the Board of Directors~~, under penalty of loss of office~~.	**No economic effect. No legal effect.**

§ 1 - The granting of leave or license, including paid leave, for up to 30 (thirty) days to the officers will be the responsibility of the Executive Board, except for the competence of its President and the provisions of item XXXIII of art. 36 of these Articles of Incorporation.	§ **Paragraph 1** - The President and the other Executive Vice-Presidents shall be entitled, annually, to thirty (30) days of paid leave or license, for up to 30 (thirty) days to the officers will be the responsibility with the prior authorization of the Executive Board, except for the competence of its President and the provisions of item XXXIII of art. 36 of these Articles of Incorporation. which may be accumulated up to a maximum of two (2) periods, being prohibited its conversion into cash and indemnity.	**No economic effect. No legal effect.**
§ 2 - In the event of temporary impediment, or leave, including paid leave, of any of the members of the Executive Board, the President of the Company shall designate the substitute among the other members of the collegiate, except for the President, whose substitute shall be appointed among the other officers by the Board of Directors.	§ **Paragraph 2** - In the event of temporary impediment leave, or enjoyment of leave, including paid leave, of any of the members of the Executive Board, the President of the Company shall designate the substitute among the other members of the collegiate, except for the President, whose substitute shall be appointed among the other officers by the Board of Directors. and shall also designate its eventual substitute.	**No economic effect. No legal effect.**
§ 3 - In the event of a permanent vacancy on the Executive Board, the same criterion set forth in § 2 shall be used for the replacement of the officer who withdraws from the company, until the meeting of the Board of Directors decides on the definitive replacement and gives office to the new officer, thus filling the vacant position, for the period remaining to the replaced.	§ **Paragraph 3** - In the event of a permanent vacancy in the position on the Executive Board of Executive Vice President, the same criterion set forth in Paragraph 2 shall be used for the replacement of the officer who withdraws from the company to designate the temporary substitute, who shall act until the meeting of the Board of Directors decides on the definitive replacement and gives office to the new officer election and investiture of the new member, thus filling the vacant position, for the term remaining to the replaced.	**No economic effect. No legal effect.**
§ 4 - The members of the Executive Board shall be entitled, annually, to thirty (30) days of paid leave, which may be accumulated up to a maximum of two (2) periods, being prohibited their conversion into cash and indemnity.	§ **Paragraph 4** - In the event of vacancy in the position of President, the Board of Directors shall be entitled, annually, to thirty (30) days of paid leave, which may be accumulated up to a maximum of two (2) periods, being prohibited their conversion into cash and indemnity shall appoint the temporary substitute, among the other members of the Executive Board, who shall act until the election and investiture of the new President.	**No economic effect. No legal effect.**

Art. 46 - The election of the Officer, to which the areas of integrity and risk management are linked, must be preceded by a selection process supported by external consultancy specialized in the selection of executives, without prejudice to the participation of the People, Eligibility, Succession and Remuneration Committee.	~~Art. 46 - The election of the Officer, to which the areas of integrity and risk management are linked, must be preceded by a selection process supported by external consultancy specialized in the selection of executives, without prejudice to the participation of the People, Eligibility, Succession and Remuneration Committee.~~	**No economic effect. No legal effect.**
§ 1 - The integrity area may report directly to the Board of Directors in situations where there is suspicion of the involvement of the President of the Company in irregularities or when he fails to adopt the necessary measures in relation to the situation reported to him.	~~§ 1 - The integrity area may report directly to the Board of Directors in situations where there is suspicion of the involvement of the President of the Company in irregularities or when he fails to adopt the necessary measures in relation to the situation reported to him.~~	**No economic effect. No legal effect.**
§ 2 - In the situations mentioned in the previous paragraph, the matter will be discussed without the presence of the President of the Company.	~~§ 2 - In the situations mentioned in the previous paragraph, the matter will be discussed without the presence of the President of the Company.~~	**No economic effect. No legal effect.**
	Art. 38 - It is incumbent upon the Executive Board and its members to exercise the management of the Company's business, in accordance with the mission, objectives, strategies and guidelines established by the Board of Directors.	**No economic effect. No legal effect.**
Art. 47 - The members of the Executive Board are prevented from exercising activities that constitute a conflict of interest, observing the form and term established in the relevant legislation.	~~Art. 47 - The members of the Executive Board are prevented from exercising activities that constitute a conflict of interest, observing the form and term established in the relevant legislation.~~	**No economic effect. No legal effect.**
§ 1 - After the exercise of the management, the former member of the Executive Board who is in a situation of impediment, may receive compensation of an indemnity nature equivalent only to the fixed monthly fee of the function that he occupied, observing § 2 of this article.	~~§ 1 - After the exercise of the management, the former member of the Executive Board who is in a situation of impediment, may receive compensation of an indemnity nature equivalent only to the fixed monthly fee of the function that he occupied, observing § 2 of this article.~~ **Paragraph 1** - The Board of Directors may delegate duties to the Executive Board, except for those expressly provided for by law and subject to the powers established in such delegations.	**No economic effect. No legal effect.**

§ 2 - The former member of the Executive Board who returns, before the end of the period of impediment, to the performance of the function he held in the public or private administration prior to his investiture, provided that it does not characterize a conflict of interest, shall not be entitled to compensation of an indemnity nature.	~~§ 2 - The former member of the Executive Board who returns, before the end of the period of impediment, to the performance of the function he held in the public or private administration prior to his investiture, provided that it does not characterize a conflict of interest, shall not be entitled to compensation of an indemnity nature.~~ **Paragraph 2** - The duties of the Executive Board may be delegated to the other hierarchical bodies of the Company, except for those expressly provided for in the applicable legislation and regulations and subject to the limits provided for in the Company's instruments	**No economic effect. No legal effect.**
Art. 48 - In the exercise of its duties, it is incumbent upon the Executive Board, especially:	~~Art. 48 - In the exercise of its duties, it is incumbent upon the Executive Board, especially:~~	**No economic effect. No legal effect.**
	Art. 39 - The Executive Board is responsible for:	**No economic effect. No legal effect.**
I – to prepare, adequately instruct and submit to the Board of Directors the matters that depend on the resolution of said board, including the fundamental guidelines of the administrative organization of Eletrobras, manifesting itself in advance when there is no conflict of interest, with the exception of matters that deal with appointments to positions of Executive Officers of Eletrobras itself, which will be submitted to the Board of Directors directly by the President of the Company;	I - ~~to prepare, adequately instruct and submit to the Board of Directors the matters that depend on the resolution of said board, including the fundamental guidelines of the administrative organization of Eletrobras, manifesting itself in advance when there is no conflict of interest, with the exception of matters that deal with appointments to positions of Executive Officers of Eletrobras itself, which will be submitted to the Board of Directors directly by the President of the Company;~~ evaluate and submit to the Board of Directors the deliberative matters within its scope, including: (a) the bases and guidelines for the preparation of the strategic plan, as well as the annual programs and multiannual plans; (b) the strategic plan, as well as the respective multiannual plans and annual spending and investment programs of the Company with the respective projects; (c) the Company's costing and investment budgets; (d) the performance result of the Company's activities; (e) the policies and regulations and other regulations of the Board of Directors;	**No economic effect. No legal effect.**

II – to present, until the last ordinary meeting of the Board of Directors of the previous year, the business and management master plan for the following annual year, as well as the updated long-term strategy with risk and opportunity analysis for at least the next 5 (five) years;	~~II – to present, until the last ordinary meeting of the Board of Directors of the previous year, the business and management master plan for the following annual year, as well as the updated long-term strategy with risk and opportunity analysis for at least the next 5 (five) years;~~	**No economic effect. No legal effect.**
III - to manage Eletrobras, take appropriate measures for the faithful execution of the guidelines and resolutions of the Board of Directors and, except for the cases of mandatory submission to the Board of Directors, express an opinion on acts and approve contracts in accordance with the internal regulations in force defined by Eletrobras that regulate the levels of approval in Eletrobras companies, including, among these acts or contracts, but not limited to, the granting of financing to public utility companies, under its control, and borrowing in the country or abroad;	~~III~~ II - ~~manage Eletrobras,~~ take the appropriate measures for the faithful execution of the guidelines and resolutions established by the Board of Directors and the Shareholders' Meeting and, except for the hypotheses of mandatory submission to the Board of Directors, express its opinion on acts and approve contracts in accordance with the internal regulations in force defined by Eletrobras that regulate the levels of approval in Eletrobras companies~~, including, among these acts or contracts, but not limited to, the granting of financing to public utility companies, under its control, and borrowing in the country or abroad~~;	**No economic effect. No legal effect.**
IV - to establish administrative, technical, financial and accounting rules for Eletrobras;	~~IV~~ **III** - ~~to establish administrative, technical, financial and accounting rules for Eletrobras;~~ approve the other policies of Eletrobras companies and Eletrobras standards, and may extend them to subsidiaries;	**No economic effect. No legal effect.**
V - to prepare Eletrobras' budgets, in line with the strategic plan and the multiannual business and investment plan, and monitor their execution;	~~V~~ **IV** - prepare Eletrobras's costing and investment budgets, in line with the strategic plan and with the annual programs and multiannual business and ~~investment~~ management plans, and monitor their execution;	**No economic effect. No legal effect.**
VI - approve, in compliance with the provisions of art. 36, item XII, the changes in the organizational structure of Eletrobras's and its subsidiaries' boards, including, in the case of Eletrobras, the creation, extinction and operation of committees and commissions linked to it;	~~VI~~ **V** - approve, ~~in compliance with the provisions of art. 36, item XII, the~~ changes in the organizational structure of of the Company ~~Eletrobras's~~ and its subsidiaries' ~~boards, including, in the case of Eletrobras, the creation, extinction and operation of committees and commissions linked to it;~~	**No economic effect. No legal effect.**

	VI - approve the creation and extinction of non-statutory Committees and Commissions, linked to the Executive Board or its members, approving the respective operating rules, attribuitions and limits of competence for performance;	No economic effect. No legal effect.
VII - submit to the approval of the Board of Directors proposals on plans that provide for admission, career, access, advantages and conduct for Eletrobras employees;	~~VII - submit to the approval of the Board of Directors proposals on plans that provide for admission, career, access, advantages and conduct for Eletrobras employees;~~	No economic effect. No legal effect.
VIII - approve the names indicated by the officers to fill the positions that are directly subordinate to them;	~~VIII - approve the names indicated by the officers to fill the positions that are directly subordinate to them;~~	No economic effect. No legal effect.
IX - pronounce itself in cases of admission, praise, punishment, transfer and dismissal of subordinate employees directly to the officers;	~~IX - pronounce itself in cases of admission, praise, punishment, transfer and dismissal of subordinate employees directly to the officers;~~	No economic effect. No legal effect.
	VII - define its Internal Regulations and any changes;	No economic effect. No legal effect.
	VIII - instruct the Company's representatives in the Shareholders' Meetings of its subsidiaries and affiliates and in the associations in which Eletrobras appears as a member, in accordance with the guidelines established by the Board of Directors, as well as with the applicable corporate guidelines;	No economic effect. No legal effect.
	IX - deliberate on the matters that may be submitted by the President or by any other Executive Vice President.	No economic effect. No legal effect.
X - delegate competence to the officers to decide, in isolation, on issues included in the duties of the Executive Board;	**X** - delegate competence to the Executive Vice Presidents to decide, in isolation, on issues included in the duties of the Executive Board;	No economic effect. No legal effect.
XI - delegate powers to officers and employees to authorize expenses, establishing limits and conditions;	**XI** - delegate powers to Executive Vice Presidents and employees to authorize expenses, establishing limits and conditions;	No economic effect. No legal effect.
XII – authorize, in accordance with the legislation in force, the removal from the country of Eletrobras employees,	~~XII – authorize, in accordance with the legislation in force, the removal from the country of Eletrobras employees, when it is for~~	No economic effect. No legal effect.

when it is for the performance of technical activities or professional development essential to its institutional mission;	~~the performance of technical activities or professional development essential to its institutional mission;~~	
	XII - define the staffing of the Company's areas;	**No economic effect. No legal effect.**
	XIII - supervise the negotiation process with union entities, as well as propose mediation and collective bargaining agreements;	**No economic effect. No legal effect.**
	XIV - Ensure the implementation of the Company's strategic plan and multi-annual plans and annual spending and investment programs with the respective projects, respecting the approved budget limits;	**No economic effect. No legal effect.**
	XV - Monitor the sustainability of the business, strategic risks and respective mitigation measures, preparing management reports with management indicators;	**No economic effect. No legal effect.**
	XVI - Monitor and control the activities of the companies in which the Company participates, or with which it is associated;	**No economic effect. No legal effect.**
XIII - prepare, in each year, the Management Report, the financial statements, the proposal for the distribution of dividends and the payment of interest on equity and the application of surplus amounts, to be submitted to the Board of Directors, the Audit Committee and the Audit and Risk Committee, and to the examination and resolution of the Shareholders' Meeting;	~~XIII~~ **XVII** - prepare, in each year, the Management Report, the financial statements, the proposal for the distribution of dividends and the payment of interest on equity and the application of surplus amounts, to be submitted to the Board of Directors, the Fiscal Council and the Audit and Risk Committee, and to the examination and resolution of the Shareholders' Meeting;	**No economic effect. No legal effect.**
XIV - prepare the plans for the issuance of convertible securities and debentures, to be considered by the Board of Directors, which will deliberate on them or submit them to the Shareholders' Meeting, as the case may be;	~~XIV - prepare the plans for the issuance of convertible securities and debentures, to be considered by the Board of Directors, which will deliberate on them or submit them to the Shareholders' Meeting, as the case may be;~~	**No economic effect. No legal effect.**
XV - control the activities of subsidiary companies;	~~XV - control the activities of subsidiary companies;~~	**No economic effect. No legal effect.**

XVI - approve the attendance of Eletrobras at the Meetings of the companies in which it participates as a shareholder and of the associations that appear as a member, issuing instructions for its performance;	~~XVI - approve the attendance of Eletrobras at the Meetings of the companies in which it participates as a shareholder and of the associations that appear as a member, issuing instructions for its performance;~~	**No economic effect. No legal effect.**
	XVIII - approve the Company's quarterly financial information;	**No economic effect. No legal effect.**
XVII - approve the commercialization of rights arising from the results of research, development and innovation of its subsidiaries, related to the energy sector;	~~XVII~~ **XIX** - approve the commercialization of rights arising from the results of research, development and innovation of its subsidiaries, related to the energy sector;	**No economic effect. No legal effect.**
XVIII - establish voting guidance for all Eletrobras subsidiary companies in Meetings of the Electric Energy Trading Chamber – CCEE;	~~XVIII~~ **XX** - establish voting guidance for all Eletrobras subsidiary companies in Meetings of the Electric Energy Trading Chamber – CCEE;	**No economic effect. No legal effect.**
XIX – resolve on the acquisition, sale or encumbrance of movable and immovable property, according to the values defined in the internal regulations defined by Eletrobras that regulate the approval limits in the Eletrobras companies in force;	~~XIX~~ **XXI** - resolve on the acquisition, sale or encumbrance of movable and immovable property, in accordance with the ~~values defined in the internal regulations defined by Eletrobras that regulate the approval limits in the~~ levels established in the Regulation of Authorities of the Eletrobras companies ~~in force;~~	**No economic effect. No legal effect.**
XX – prepare, amend and approve its Internal Regulations;	~~XX – prepare, amend and approve its Internal Regulations;~~	**No economic effect. No legal effect.**
XXI - supervise and monitor business companies, including Special Purpose Entities - SPEs, in which it holds equity interest, with regard to governance practices, results presented and control, proportional to the relevance, materiality and risks of the business;	~~XXI~~ **XXII** - supervise and monitor business companies, including Special Purpose Entities - SPEs, in which it holds equity interest, with regard to governance practices, results presented and control, proportional to the relevance, materiality and risks of the business;	**No economic effect. No legal effect.**
	XXIII - evaluate the results of its business and monitor the sustainability of its business activities, strategic risks and respective mitigation measures, preparing management reports with management indicators;	**No economic effect. No legal effect.**

	XXIV - resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies' Integrity Program and the Eletrobras Companies' Code of Ethical Conduct and Integrity, in accordance with the levels established in the Eletrobras Companies' Regulations, and also considering the Company's social responsibilities, as provided for in paragraph 4 of article 154 of the Brazilian Corporation Law;	**No economic effect. No legal effect.**
XXII – approve Eletrobras's appointments to fiscal directors of subsidiaries, investees, associations and foundations, in addition to the appointments of subsidiaries to administrative and fiscal bodies of its investees, associations and foundations, in accordance with the scope defined in internal regulations prepared by Eletrobras;	~~XXII~~ **XXV** - approve Eletrobras's appointments to fiscal directors of subsidiaries, investees, associations and foundations, in addition to the appointments of subsidiaries to administrative and fiscal bodies of its investees, associations and foundations, in accordance with the scope defined in internal regulations prepared by Eletrobras; and	**No economic effect. No legal effect.**
XXIII - evaluate the results of its business and monitor the sustainability of its business activities, strategic risks and respective mitigation measures, preparing management reports with management indicators;	~~XXIII~~ **XXVI** - ~~evaluate the results of its business and monitor the sustainability of its business activities, strategic risks and respective mitigation measures, preparing management reports with management indicators;~~ resolve on amendments to shareholders' agreements to be signed by Eletrobras and its subsidiaries, when they do not involve aspects related to art. 118 of Law 6.404/1976.	**No economic effect. No legal effect.**
XXIV - make available to other qualified personnel governance bodies and adequate structure to act as their secretary and provide the necessary technical and operational support;	~~XXIV - make available to other qualified personnel governance bodies and adequate structure to act as their secretary and provide the necessary technical and operational support;~~	**No economic effect. No legal effect.**
XXV - propose the constitution of subsidiaries and the acquisition of minority shareholdings to comply with the Company's corporate purpose, subject to the legal provisions in this regard;	~~XXV - propose the constitution of subsidiaries and the acquisition of minority shareholdings to comply with the Company's corporate purpose, subject to the legal provisions in this regard;~~	**No economic effect. No legal effect.**
XXVI - deliberate on the matters that any Officer submits to him;	~~XXVI - deliberate on the matters that any Officer submits to him;~~	**No economic effect. No legal effect.**

XXVII – approve the Company's quarterly financial information; and	~~XXVII – approve the Company's quarterly financial information; and~~	No economic effect. No legal effect.
XXVIII - comply with and enforce these Articles of Incorporation, the resolutions of the Shareholders' Meeting and the Board of Directors, as well as evaluating the recommendations of the Fiscal Council.	~~XXVIII comply with and enforce these Articles of Incorporation, the resolutions of the Shareholders' Meeting and the Board of Directors, as well as evaluating the recommendations of the Fiscal Council.~~	No economic effect. No legal effect.
CHAPTER VIII	**CHAPTER VII**	No economic effect. No legal effect.
Duties of the President	**Duties of the President and the Executive Vice-Presidents**	No economic effect. No legal effect.
Art. 49 - Without prejudice to the other duties of the Executive Board, the President of the Company shall:	**Art. ~~49~~ 40** - ~~Without prejudice to the other duties of the Executive Board,~~ It is incumbent upon the President of the Company, without prejudice to other activities attributed to them by the Board of Directors:	No economic effect. No legal effect.
	I - to call, chair and coordinate the work of the meetings of the Executive Board;	No economic effect. No legal effect.
	II - to propose to the Board of Directors the appointment of the Executive Vice-Presidents and, when applicable, the members of the subsidiaries' boards of directors;	No economic effect. No legal effect.
	III - to provide information to the Board of Directors and the Fiscal Council of the Company;	No economic effect. No legal effect.
I - promote the formulation, management and monitoring of the Strategic Planning and the Eletrobras Business and Management Master Plan, as well as supervise the preparation of the Business and Management Plans of the Eletrobras companies and monitor their execution;	~~I~~ **IV** - to promote the formulation, management and monitoring of the strategic planning and the multiannual and annual business and management plans of Eletrobras, as well as to supervise their preparation ~~of the Business and Management Plans of the Eletrobras companies and monitor their~~ and execution;	No economic effect. No legal effect.
II - represent Eletrobras, judicially or extrajudicially, or before other companies and the public in general,	~~II~~ **V** - to represent Eletrobras, judicially or extrajudicially, or before other companies and the general public, and may delegate such	No economic effect. No legal effect.

being able to delegate such duties to any officer, as well as appoint representatives, attorneys-in-fact, agents or proxies, always specifying, in its own instrument, the extent of the delegated powers;	duties to any Executive Vice President, as well as appoint representatives, attorneys-in-fact, agents or proxies, always specifying, in a specific instrument, the extent of the delegated powers;	
III – issue acts of admission, designation, promotion, transfer and dismissal of employees, being able to delegate such duties;	~~III – issue acts of admission, designation, promotion, transfer and dismissal of employees, being able to delegate such duties;~~	**No economic effect. No legal effect.**
IV - formalize the appointments approved by the Executive Board;	~~IV - formalize the appointments approved by the Executive Board;~~	**No economic effect. No legal effect.**
V - develop internal regulations that regulate the relationship of the Holding and Eletrobras companies with society and coordinate press, internal communication, events, advertising, sponsorship and ceremonial activities;	~~V - develop internal regulations that regulate the relationship of the Holding and Eletrobras companies with society and coordinate press, internal communication, events, advertising, sponsorship and ceremonial activities;~~	**No economic effect. No legal effect.**
VI - together with another officer, move the financial resources of Eletrobras and sign acts and contracts, and this option may be delegated to the other officers and attorneys-in-fact or employees of Eletrobras, with the approval of the Executive Board;	**VI** - together with another Executive Vice President, move the financial resources of Eletrobras and sign acts and contracts, and this option may be delegated to the other Executive Vice Presidents and to attorneys-in-fact or employees of Eletrobras, in accordance with the scope defined by the Executive Board; and	**No economic effect. No legal effect.**
VII – ratify, in accordance with the legislation in force, the act of the Eletrobras companies that resolve to remove their respective employees from the country, except as provided in art. 48, XII, of these Articles of Incorporation;	~~VII – ratify, in accordance with the legislation in force, the act of the Eletrobras companies that resolve to remove their respective employees from the country, except as provided in art. 48, XII, of these Articles of Incorporation;~~	**No economic effect. No legal effect.**
VIII - coordinate the activities of the members of the Executive Board;	~~VIII~~ VII - coordinate the activities of the members of the Executive Board.	**No economic effect. No legal effect.**
IX - keep the Board of Directors and Audit Committee informed of the Company's activities; and	~~IX - keep the Board of Directors and Audit Committee informed of the Company's activities; and~~	**No economic effect. No legal effect.**
X – perform such other duties as may be determined by the Board of Directors.	~~X – perform such other duties as may be determined by the Board of Directors.~~	**No economic effect. No legal effect.**

Art. 50 - The duties of the other Officers are, without prejudice to other activities assigned to them by the Board of Directors:	Art. 50 41 - The duties of the other Executive Vice-Presidents are, without prejudice to other activities assigned to them by the Board of Directors:	No economic effect. No legal effect.
I – manage the activities of its area of operation, observing the Strategic Planning, the Holding's Business and Management Master Plan, and the Business and Management Plans of the Eletrobras companies;	I – manage the activities of its area of operation, observing the Strategic Planning, the Holding's Business and Management Master Plan, and the Business and Management Plans of the Eletrobras companies; manage, supervise and evaluate the performance of the activities of the areas under its direct responsibility, as well as perform management acts related to these activities, being able to set value limits for delegation of the practice of these acts, respecting the corporate rules approved by the Executive Board.	No economic effect. No legal effect.
II – participate in the meetings of the Executive Board, contributing to the definition of the policies to be followed by the company and reporting the matters of their respective area of activity; and	II - participate in the meetings of the Executive Board, contributing to the definition of the policies to be followed by the company and reporting the matters of their respective area of activity; report the proposals for resolutions under its management and report the technical and operational activities of the wholly-owned subsidiaries and companies in which the Company participates or with which it is associated;	No economic effect. No legal effect.
III – comply with and enforce the general orientation of the company's business established by the Board of Directors in the management of its specific area of operation.	III - comply with and enforce the general orientation of the company's business established by the Board of Directors in the management of its specific area of operation;	No economic effect. No legal effect.
	IV - designate employees for missions abroad; and	No economic effect. No legal effect.
	V - approve admissions, dismissals and promotions for leadership positions in the areas under their direct reporting.	No economic effect. No legal effect.
	Art. 42 - The Executive Vice President who is assigned the function of Investor Relations, is responsible for representing the Company before the CVM and other entities of the capital market and financial institutions, as well as regulatory bodies of the capital market	No economic effect. No legal effect.

	and stock exchanges, national and foreign, in which the Company has securities admitted to trading, in addition to enforcing the regulatory rules applicable to the Company regarding the records maintained with the CVM and with the regulatory bodies and stock exchanges in which the Company has securities admitted to trading.	
CHAPTER IX	**CHAPTER ~~IX~~ VIII**	**No economic effect. No legal effect.**
The Fiscal Council	**The Fiscal Council**	**No economic effect. No legal effect.**
Art. 51 - The Fiscal Council, of a permanent nature, consists of 5 (five) members and their respective alternates, elected by the Shareholders' Meeting, all Brazilians resident and domiciled in the country, shareholders or not, with a term of 2 (two) years, with a maximum of 2 (two) consecutive renewals, one (1) member and his alternate elected separately, as established in art. 161, § 4 of Law No. 6.404, of 1976.	**Art. ~~51~~ 43** - The Fiscal Council, of non-permanent ~~nature~~ operation, when installed by the shareholders' meeting, in the form of the law, shall consist of three (3) to five (5) members and their respective alternates, elected by the Shareholders' Meeting, all ~~Brazilians~~ residing ~~and domiciled~~ in the Country, ~~shareholders or not, with a term of 2 (two) years, with a maximum of 2 (two) consecutive renewals, one (1) member and his alternate elected separately, as established in art. 161, § 4 of Law No. 6.404, of 1976.~~ who shall hold their positions until the first annual shareholders' meeting to be held after their election, and may be reelected, subject to the requirements and impediments set forth in the legislation, in these Articles of Incorporation and, as applicable, in the Company's internal regulations that provide for indications of managers and fiscal directors.	**No economic effect. No legal effect.**
§ 1 - Within the period provided for in the caput of this article, the previous periods of operation that occurred less than two (2) years ago shall be considered.	~~§~~**Paragraph 1** - ~~Within the period provided for in the caput of this article, the previous periods of operation that occurred less than two (2) years ago shall be considered.~~ The holders of preferred shares without voting rights, or with restricted vote, shall have the right to elect, in a separate vote, one (1) member and respective alternate.	**No economic effect. No legal effect.**
§ 2 - Once the maximum period provided for in the caput of this article	~~§ 2 - Once the maximum period provided for in the caput of this article has been reached,~~	**No economic effect. No legal effect.**

has been reached, the return of the member of the Fiscal Council may only occur after a period equivalent to a period of operation has elapsed.	~~the return of the member of the Fiscal Council may only occur after a period equivalent to a period of operation has elapsed.~~	
Art. 52 - The investiture in the position of Fiscal Council of Eletrobras shall comply with the conditions imposed by the applicable legislation, as well as those provided for in the internal regulations defined by the Company that regulate the indications for positions in governance bodies of Eletrobras companies, and shall always be preceded by an opinion issued by the People, Eligibility, Succession and Remuneration Committee.	~~Art. 52 The investiture in the position of Fiscal Council of Eletrobras shall comply with the conditions imposed by the applicable legislation, as well as those provided for in the internal regulations defined by the Company that regulate the indications for positions in governance bodies of Eletrobras companies, and shall always be preceded by an opinion issued by the People, Eligibility, Succession and Remuneration Committee.~~	**No economic effect. No legal effect.**
§ 1 - Whenever an internal regulation defined by Eletrobras intends to impose additional requirements to those contained in the applicable legislation for Eletrobras' Fiscal Council Members, such requirements must be forwarded for resolution by the shareholders, at the Shareholders' Meeting.	~~§ 1 Whenever an internal regulation defined by Eletrobras intends to impose additional requirements to those contained in the applicable legislation for Eletrobras' Fiscal Council Members, such requirements must be forwarded for resolution by the shareholders, at the Shareholders' Meeting.~~	**No economic effect. No legal effect.**
§ 2 - The members of the Fiscal Council will be invested in their positions regardless of the signing of the term of investiture, from the date of the respective election.	~~§ 2 The members of the Fiscal Council will be invested in their positions regardless of the signing of the term of investiture, from the date of the respective election.~~	**No economic effect. No legal effect.**
§ 3 - The monthly remuneration due to the members of the Fiscal Council shall be fixed by the Shareholders' Meeting that elects them, with their total value limited to [=]% of the total remuneration attributed to the officers, and the payment of profit sharing of the Company is prohibited.	~~§ 3 The monthly remuneration due to the members of the Fiscal Council shall be fixed by the Shareholders' Meeting that elects them, with their total value limited to [=]% of the total remuneration attributed to the officers, and the payment of profit sharing of the Company is prohibited.~~	**No economic effect. No legal effect.**
§ 4 - The members of the Fiscal Council shall exercise their functions, which are ineligible, in the exclusive interest of the Company, considering abusive the exercise of the function in order to cause damage to the Company, or to its shareholders or managers, or to obtain, for themselves or others, an advantage	~~§ 4 The members of the Fiscal Council shall exercise their functions, which are ineligible, in the exclusive interest of the Company, considering abusive the exercise of the function in order to cause damage to the Company, or to its shareholders or managers, or to obtain, for themselves or others, an advantage to which it is not entitled and which~~	**No economic effect. No legal effect.**

to which it is not entitled and which results, or may result, loss to the Company, its shareholders or managers.	~~results, or may result, loss to the Company, its shareholders or managers.~~	
§ 5 - The hiring of insurance under the terms of paragraphs 1 and 4 of art. 30, of the present statute.	~~§ 5 - The hiring of insurance under the terms of paragraphs 1 and 4 of art. 30, of the present statute.~~	**No economic effect. No legal effect.**
§ 6 - The limitations provided for in the caput of art. 31 and its §§ 1 and 2, of these Articles of Incorporation.	~~§ 6 - The limitations provided for in the caput of art. 31 and its §§ 1 and 2, of these Articles of Incorporation.~~	**No economic effect. No legal effect.**
Art. 53 - At the first meeting after the election, the members of the Fiscal Council will sign the term of adhesion to the Code of Ethical Conduct and Integrity of the Eletrobras Companies and the internal regulations in force defined by the Company, as well as elect its President, who will be responsible for forwarding to the Company, for evaluation, the positions and recommendations of the body, with registration in the book of minutes and Opinions of the Fiscal Council.	~~Art. 53 - At the first meeting after the election, the members of the Fiscal Council will sign the term of adhesion to the Code of Ethical Conduct and Integrity of the Eletrobras Companies and the internal regulations in force defined by the Company, as well as elect its President, who will be responsible for forwarding to the Company, for evaluation, the positions and recommendations of the body, with registration in the book of minutes and Opinions of the Fiscal Council.~~	**No economic effect. No legal effect.**
§ 1 - In case of vacancy, resignation, impediment or unjustified absence to two consecutive meetings or three interspersed meetings, in the last 12 (twelve) meetings, the member of the Fiscal Council shall be replaced, until the end of the term of action, by the respective alternate, and the latter shall be responsible for the respective remuneration.	~~§ 1~~ **<u>Paragraph 2</u>** - In case of vacancy, resignation, impediment or unjustified absence to two <u>(2)</u> consecutive meetings, or three interspersed meetings, in the last twelve (12) meetings, the member of the Fiscal Council shall be replaced, until the end of the term of action, by the respective alternate ~~and the latter shall be responsible for the respective remuneration~~.	**No economic effect. No legal effect.**
§ 2 - The members of the Fiscal Council shall have reimbursed their expenses of transportation, food and stay, whenever residents outside the city in which the meeting is held, and only of transportation and food, when resident in the city.	~~§ 2~~ **<u>Paragraph 3</u>** - The members of the Fiscal Council ~~shall have reimbursed their expenses of transportation, food and stay, whenever residents outside the city in which the meeting is held, and only of transportation and food, when resident in the city.~~ <u>will be invested in their positions by signing the instrument of investiture in the book of minutes and opinions of the Fiscal Council, at which time they will express adherence and commitment to comply with the Code of Ethical Conduct and Integrity of Eletrobras Companies and</u>	**No economic effect. No legal effect. No legal effect.**

	other internal regulations issued by the Company.	
	Article 44 - The remuneration of the members of the Fiscal Council, in addition to the mandatory reimbursement of the expenses of locomotion, food and stay necessary for the performance of the function, will be fixed annually by the Shareholders' Meeting, observing the minimum limit established in the Brazilian Corporation Law.	No economic effect. No legal effect.
Art. 54 - In the exercise of its duties, it is up to the Fiscal Council, without prejudice to the competencies foreseen in the legislation in effect:	**Art.** ~~54~~ 45 - ~~In the exercise of its duties,~~ It is incumbent upon the Fiscal Council, without prejudice to ~~the competencies foreseen in the legislation in effect:~~ other duties conferred on it by virtue of legal provision or by determination of the Shareholders' Meeting:	No economic effect. No legal effect.
I - supervise, by any of its members, the acts of the managers and verify the fulfillment of their legal and statutory duties;	I - supervise, by any of its members, the acts of the managers and verify the fulfillment of their legal and statutory duties;	No economic effect. No legal effect.
II - give an opinion on the annual report of the administration, stating in its opinion the additional information it deems necessary or useful for the resolution of the Shareholders' Meeting;	II - give an opinion on the annual report of the administration, stating in its opinion the additional information it deems necessary or useful for the resolution of the Shareholders' Meeting;	No economic effect. No legal effect.
III - give an opinion on the proposals of the management bodies, to be submitted to the Shareholders' Meeting, regarding the modification of the capital, issuance of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or spin-off;	**III** - give an opinion on the proposals of the ~~management bodies~~ managers, to be submitted to the Shareholders' Meeting, regarding the modification of the capital, issuance of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or spin-off of the Company;	No economic effect. No legal effect. No legal effect.
IV - report, by any of its members, to the administrative bodies and, if they do not take the necessary measures to protect the interests of Eletrobras, to the Shareholders' Meeting, the errors, fraud or crimes they discover, and suggest useful measures;	**IV** - report, by any of its members, to the management bodies and, if they do not take the necessary measures to protect the interests of the ~~Eletrobras~~ Company, to the Shareholders' Meeting, the errors, frauds or crimes they discover, and suggest useful measures to the Company;	No economic effect. No legal effect.

V - convene the Annual Shareholders' Meeting, if the management bodies delay this call for more than one month, and the Extraordinary, whenever there are serious or urgent reasons, including in the agenda of the Meetings the matters that they consider necessary;	**V** - convene the Annual Shareholders' Meeting if the ~~management bodies~~ managers delay this call for more than one month, and the Extraordinary whenever there are serious or urgent reasons, including in the agenda of the meetings the matters that they consider necessary;	**No economic effect. No legal effect.**
VI - analyze, at least quarterly, the balance sheet and other financial statements, prepared periodically by Eletrobras;	**VI** - analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by ~~Eletrobras~~ the Executive Board;	**No economic effect. No legal effect.**
VII - examine the financial statements for the fiscal year and give an opinion on them;	**VII** - examine the financial statements for the fiscal year and give an opinion on them;	**No economic effect. No legal effect.**
VIII - exercise the duties provided for in items I to VII, in the event of any liquidation of Eletrobras;	~~VIII - exercise the duties provided for in items I to VII, in the event of any liquidation of Eletrobras;~~	**No economic effect. No legal effect.**
IX – examine the Annual Report of Internal Audit Activities – RAINT and the Annual Internal Audit Plan – PAINT;	~~IX – examine the Annual Report of Internal Audit Activities – RAINT and the Annual Internal Audit Plan – PAINT;~~	**No economic effect. No legal effect.**
X - carry out the performance evaluation of its members and the Fiscal Council as a collegiate, at least once a year, in accordance with current legislation;	~~X- carry out the performance evaluation of its members and the Fiscal Council as a collegiate, at least once a year, in accordance with current legislation;~~	**No economic effect. No legal effect.**
XI – prepare, amend and approve its Internal Regulations;	~~XI~~ **VIII** - ~~prepare, amend and~~ approve its Internal Regulations and any amendments;	**No economic effect. No legal effect.**
XII – monitor the equity, financial and budgetary execution, being able to examine books, any other documents and request information;	~~XII~~ **IX** - monitor the equity, financial and budgetary execution, being able to examine books, any other documents and request information;	**No economic effect. No legal effect.**
XIII – supervise compliance with the limit of participation of Eletrobras in the costing of health care and supplementary pension benefits; and	~~XIII – supervise compliance with the limit of participation of Eletrobras in the costing of health care and supplementary pension benefits; and~~	**No economic effect. No legal effect.**
XIV - provide, whenever requested, information on matters within its competence to the shareholder, or group of shareholders, representing at	~~XIV provide, whenever requested, information on matters within its competence to the shareholder, or group of shareholders, representing at least 1% (one percent) of the Company's capital.~~	**No economic effect. No legal effect.**

least 1% (one percent) of the Company's capital.		
§ 1 - The management bodies are obliged, through written communication, to make available to the members in office of the Fiscal Council, within ten days, copies of the minutes of their meetings and, within fifteen days of their receipt, copies of the balance sheets and other financial statements prepared periodically and the budget execution reports.	~~§ 1 - The management bodies are obliged, through written communication, to make available to the members in office of the Fiscal Council, within ten days, copies of the minutes of their meetings and, within fifteen days of their receipt, copies of the balance sheets and other financial statements prepared periodically and the budget execution reports.~~	**No economic effect. No legal effect.**
§ 2 - The members of the Fiscal Council shall attend the meetings of the Board of Directors or the Executive Board, in which they deliberate on the matters in which they must give their opinion (items II, III and VII of this article).	~~§ 2 - The members of the Fiscal Council shall attend the meetings of the Board of Directors or the Executive Board, in which they deliberate on the matters in which they must give their opinion (items II, III and VII of this article).~~	**No economic effect. No legal effect.**
	X - perform the duties of items I to VIII during any liquidation of the Company; and	**No economic effect. No legal effect.**
	XI - perform the annual self-assessment of its performance.	**No economic effect. No legal effect.**
	Sole paragraph - The members of the Fiscal Council shall participate, obligatorily, in the meetings of the Board of Directors in which the matters referred to in items II, III and VII of this Article must be considered.	**No economic effect. No legal effect.**
Art. 55 - The Fiscal Council shall meet, ordinarily, once a month, and, extraordinarily, whenever convened by the Chairman of the Board.	**Art.** ~~55~~ 46 - The Fiscal Council shall meet, ordinarily, once a month, and, extraordinarily, whenever called ~~by the Chairman of the Board~~, in accordance with its Internal Regulations.	**No economic effect. No legal effect.**
Sole paragraph - Applying to meetings held by the Fiscal Council the provisions contained in art. 29 of these Articles of Incorporation, and the minimum quorum of 3 (three) directors for the meeting and approval of matters within their competence must be observed.	**Sole paragraph** - ~~Applying to meetings held by the Fiscal Council the provisions contained in art. 29 of these Articles of Incorporation, and the minimum quorum of 3 (three) directors for the meeting and approval of matters within their competence must be observed.~~ It is incumbent upon the Fiscal Council to elect its President, under the terms of its Internal Regulations.	**No economic effect. No legal effect.**

	CHAPTER IX	No economic effect. No legal effect.
	Internal Audit, Integrity, Compliance, Internal Control,	No economic effect. No legal effect.
	Corporate Risks and Manifestation Handling	No economic effect. No legal effect.
	Art. 47 - The Company will have an Internal Audit, linked directly to the Board of Directors, whose activities are reported directly to the Board of Directors, or through the Audit and Risk Committee.	No economic effect. No legal effect.
	Paragraph 1 - The Internal Audit shall be responsible for providing an assessment of the effectiveness of the Company's processes, as well as advising the Board of Directors, the Audit and Risk Committee, the Executive Board and the Fiscal Council.	No economic effect. No legal effect.
	Paragraph 2 - The holder of the Internal Audit shall be appointed and dismissed by the Board of Directors.	No economic effect. No legal effect.
	Art. 48 - The Company will have an area with responsibility to perform Integrity, Compliance, Internal Controls, Corporate Risks and Manifestation Handling functions, observing qualifications and independence in accordance with current legislation.	No economic effect. No legal effect.
CHAPTER X	**CHAPTER X**	
Fiscal Year and Financial Statements	**Fiscal Year and Financial Statements**	
Art. 56 - The fiscal year shall coincide with the calendar year, beginning on January 1 and ending on December 31 of each year, and shall comply, as to the financial statements, the provisions of the federal legislation on electricity, those of the legislation on corporations and these Articles of Incorporation.	**Art.** ~~56~~ 49 - The fiscal year shall coincide with the calendar year, beginning on January 1 and ending on December 31 of each year, and shall comply~~, as to the financial statements, the provisions of the federal legislation on electricity, those of the legislation on corporations and these Articles of Incorporation~~ with the provisions of these Articles of Incorporation and the applicable legislation.	No economic effect. No legal effect.

§ 1 - In each fiscal year, it will be mandatory to distribute a dividend of not less than 25% (twenty-five percent) of the net income, adjusted under the terms of the Law, observing the Dividend Distribution Policy.	§Paragraph **1** - In each fiscal year, it will be mandatory to distribute a dividend of not less than 25% (twenty-five percent) of the net income, adjusted under the terms of the Law, subject to the rules of the Company's Dividend Distribution Policy.	**No economic effect. No legal effect.**
§ 2 - The amounts of dividends and interest paid or credited as remuneration on equity, due to shareholders, shall be subject to financial charges, from the end of the fiscal year until the day of actual payment, without prejudice to the incidence of default interest, when such payment does not occur on the date fixed by the Shareholders' Meeting.	§ 2 - The amounts of dividends and interest paid or credited as remuneration on equity, due to shareholders, shall be subject to financial charges, from the end of the fiscal year until the day of actual payment, without prejudice to the incidence of default interest, when such payment does not occur on the date fixed by the Shareholders' Meeting.	**No economic effect. No legal effect.**
§ 3 - The amount of interest, paid or credited, as interest on equity, pursuant to art. 9, § 7, of Law No. 9.249, of 1995, and the relevant legislation and regulations, may be imputed to the holders of common shares and the minimum annual dividend of preferred shares, integrating such amount to the amount of dividends distributed by Eletrobras for all legal purposes.	§ 3 **Paragraph 2** -The amount of interest, paid or credited, as interest on equity, pursuant to art. 9, § 7, of Law No. 9.249, of 1995, and the relevant legislation and regulations, may be imputed to the holders of common shares and the minimum annual dividend of preferred shares, integrating such amount to the amount of dividends distributed by Eletrobras for all legal purposes.	**No economic effect. No legal effect.**
Art. 57 - The Shareholders' Meeting shall allocate, in addition to the legal reserve, calculated on the net profits for the year:	**Art. 57 50** - The Shareholders' Meeting shall allocate, in addition to the legal reserve, calculated on the net profits for the year: After the legal reserve is constituted, the allocation of the remaining portion of the net income determined at the end of each fiscal year will be, upon proposal of the Management, submitted to the resolution of the Shareholders' Meeting, observing the following allocation:	**No economic effect. No legal effect.**
I– 1% (one percent) as a reserve for studies and projects, intended to meet the execution of studies and projects of technical and economic feasibility of the electricity sector, whose accumulated balance may not exceed two percent of the paid-in capital; and	**I** – 1% (one percent) as a reserve for studies and projects, intended to meet the execution of studies and projects of technical and economic feasibility of the electricity sector, whose accumulated balance may not exceed two percent of the paid-in capital; and at least 25% (twenty-five percent) of the balance of net income for the year, obtained after deducting the legal reserve referred to in the	**No economic effect. No legal effect.**

	caput of this article, will be distributed as a dividend to all shareholders of the Company, pursuant to paragraph 1 of art. 49;	
II – 50% (fifty percent) as a reserve for investments, intended for investment in investments of public electricity utility companies, whose accumulated balance may not exceed 75% (seventy-five percent) of the paid-in capital.	II – ~~50~~ up to 75% (seventy-five percent) of the net income for the year will be allocated to the investment reserve, ~~intended for investment in investments public electricity utility companies~~ in order to ensure the maintenance and development of the activities that make up the Company's corporate purpose, whose accumulated balance may not exceed 75% (seventy-five percent) of the paid-in capital.	**Economic effect: potential positive impact depending on the proposal to be presented and the company's cash. No legal effect.**
	Art. 51 - The Board of Directors, at the proposal of the Executive Board, may determine the drawing up of balance sheets in periods shorter than the annual period and declare dividends or interest on equity to the profit account calculated in these balance sheets, as well as declare them to the account of retained earnings or profit reserves existing in the last annual or intermediate balance sheet.	**No economic effect. No legal effect.**
	Art. 52 - Dividends and interest on equity will be paid at the times and places indicated by the Executive Board, reverting to Eletrobras those that are not claimed within 3 (three) years after the date of commencement of payment.	**No economic effect. No legal effect.**
Art. 58 - The Shareholders' Meeting will allocate, annually, the amount corresponding to up to 1% (one percent) calculated on the net profits for the year, observing the limit of 1% (one percent) of the paid-in capital, to meet the provision of social assistance to its employees, in accordance with plans approved by the Executive Board.	~~Art. 58 - The Shareholders' Meeting will allocate, annually, the amount corresponding to up to 1% (one percent) calculated on the net profits for the year, observing the limit of 1% (one percent) of the paid-in capital, to meet the provision of social assistance to its employees, in accordance with plans approved by the Executive Board.~~	**No economic effect. No legal effect.**
Art. 59 - Eletrobras will allocate, annually, in its budget, resources of at least 0.5% (five tenths percent) on the paid-in capital at the time of the end of the immediately preceding financial	~~Art. 59 - Eletrobras will allocate, annually, in its budget, resources of at least 0.5% (five tenths percent) on the paid-in capital at the time of the end of the immediately preceding financial year, for application in technological development programs.~~	**No economic effect. No legal effect.**

year, for application in technological development programs.		
Art. 60 - In three (3) years, the claim contained in the lawsuit that aims to judicially claim the payment of dividends, which, not claimed in due time, will revert to the benefit of Eletrobras.	~~Art. 60 - In three (3) years, the claim contained in the lawsuit that aims to judicially claim the payment of dividends, which, not claimed in due time, will revert to the benefit of Eletrobras.~~	No economic effect. No legal effect.
CHAPTER XI	~~**CHAPTER XI**~~	No economic effect. No legal effect.
Employees	~~**Employees**~~	No economic effect. No legal effect.
Art. 61 - After the end of each financial year of Eletrobras, and once the accumulated losses are deducted and the provision for income tax is made, employees will be entitled to participate in the profits or results, subject to the rules contained in the employment contracts, agreements and collective bargaining agreements signed by it.	~~Art. 61 - After the end of each financial year of Eletrobras, and once the accumulated losses are deducted and the provision for income tax is made, employees will be entitled to participate in the profits or results, subject to the rules contained in the employment contracts, agreements and collective bargaining agreements signed by it.~~	No economic effect. No legal effect.
Art. 62- Eletrobras will provide health care and offer supplementary pension plans to its employees, in the form and conditions approved by the Board of Directors.	~~Art. 62- Eletrobras will provide health care and offer supplementary pension plans to its employees, in the form and conditions approved by the Board of Directors.~~	No economic effect. No legal effect.
CHAPTER XII	~~**CHAPTER XII**~~	No economic effect. No legal effect.
General Provisions	~~**General Provisions**~~	No economic effect. No legal effect.
Art. 63 - The Internal Audit, Ombudsman and the Secretariat of Governance will be linked directly to the Board of Directors.	~~Art. 63 - The Internal Audit, Ombudsman and the Secretariat of Governance will be linked directly to the Board of Directors.~~	No economic effect. No legal effect.
Art. 64 - The organizational units linked to Eletrobras's Board of Directors and Executive Officers may act in a unified	~~Art. 64 - The organizational units linked to Eletrobras's Board of Directors and Executive Officers may act in a unified manner in all~~	No economic effect. No legal effect.

manner in all subsidiaries, in the form and extent that may be approved by Eletrobras's Board of Directors.	~~subsidiaries, in the form and extent that may be approved by Eletrobras's Board of Directors.~~	
Sole paragraph - The methodology for evaluating the performance of representatives of Eletrobras companies in investees may take into account the degree of compliance with requests for information made by Eletrobras's Ombudsman and Internal Audit.	~~Sole paragraph - The methodology for evaluating the performance of representatives of Eletrobras companies in investees may take into account the degree of compliance with requests for information made by Eletrobras's Ombudsman and Internal Audit.~~	**No economic effect. No legal effect.**

ANNEX 02 – Articles of Incorporation consolidated with the proposed amendments;

ARTICLES OF INCORPORATION OF
CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS

CHAPTER I

Name, Duration, Headquarters and Purpose of the Company

Art. 1 - Centrais Elétricas Brasileiras S.A. - Eletrobras ("Company" or "Eletrobras") is a publicly-held company, with an indefinite term and governed by these Articles of Incorporation ("Articles of Incorporation") and the applicable legal provisions.

Sole paragraph - With the entry of Eletrobras into the special listing segment called Level 1, of B3 S.A. – Brasil, Bolsa, Balcão ("B3"), Eletrobras, its shareholders, managers and members of the Fiscal Council are subject to the provisions of the B3 Level 1 Listing Regulation ("Level 1 Regulation").

Art. 2 - Eletrobras has its headquarters and venue in the city of Rio de Janeiro, State of Rio de Janeiro, and may establish, in the country and abroad, branches, agencies, affiliates and offices.

Sole paragraph - Eletrobras will exercise effective influence on the management of its subsidiaries, including through the definition of administrative, financial, technical and accounting guidelines.

Art. 3 - Eletrobras has as its corporate purpose:

I - carry out studies, projects, construction and operation of power plants and electricity transmission and distribution lines, as well as the execution of company acts resulting from these activities, such as the sale of electricity; and

II - promote and support research of its business interest in the energy sector, related to the generation, transmission and distribution of electricity, as well as studies of the use of reservoirs for multiple purposes, prospecting and development of alternative sources of energy generation, incentive to the rational and sustainable use of energy and implementation of smart energy networks.

Paragraph 1 - Eletrobras may carry out the activities contained in its corporate purpose through controlled companies ("subsidiaries"), business consortia and investee companies, being allowed the constitution of new companies, including through association with or without power of control, and the acquisition of shares or capital shares of other companies.

Paragraph 2 - The Company may develop other activities related or complementary to its corporate purpose.

Paragraph 3 - Eletrobras shall take all reasonable steps to ensure that its managers, agents, employees and any other persons acting on its behalf, as well as its subsidiaries, managers, agents, employees and any other persons acting on their behalf proceed in accordance with the provisions of the Code of Ethical Conduct and Integrity of Eletrobras Companies, the United States Foreign Corrupt Practices (United States Foreign Corrupt Practices Act of 1977, 15 U.S.C. §78-dd-1, et seq., as amended), and its subsequent amendments, hereinafter referred to as FCPA and Brazilian anti-corruption legislation.

Paragraph 4 - Eletrobras shall guide the conduct of its business, operations, investments and interactions based on the principles of transparency, corporate responsibility, accountability and sustainable development.

CHAPTER II

Capital, Shares and Shareholders

Art. 4 - The capital is R$69,813,740,002.52 (sixty-nine billion, eight hundred and thirteen million, seven hundred and forty thousand and two reais and fifty-two cents), divided into 2,021,139,464 (two billion, twenty-one million, one hundred and thirty-nine thousand, four hundred and sixty-four) common shares, 146,920 (one hundred and forty-six thousand, nine hundred and twenty) preferred shares of class "A", 279,941,393 (two hundred and seventy-nine million, nine hundred and forty-one thousand, three hundred and ninety-three) preferred shares of class "B" and 1 (one) special class preferred share exclusively held by the Federal Government, all without par value.

Paragraph 1 - The shares of Eletrobras shall be:

I – common, in nominative form, with the right to one vote per share;

II – class "A" and "B" preferred, in the nominative form, without the right to vote at the Shareholders' Meetings, except for legal cases; and

III – 1 (one) preferential special class, held exclusively by the Federal Government, without the right to vote at the Shareholders' Meetings, except for the right of veto established in paragraph 3 of art. 11 of these Articles of Incorporation.

Paragraph 2 - The shares of both types may be kept in deposit accounts in the name of the respective holders, under the book-entry regime, without issuing certificates, in a financial institution contracted for this purpose.

Paragraph 3 - Whenever there is a transfer of ownership of shares, the depositary financial institution may charge, from the selling shareholder, the cost related to the service of such transfer, subject to the maximum limits set by the Brazilian Securities and Exchange Commission - CVM.

Paragraph 4 - The voting rights of common shares at Shareholders' Meetings shall be applied in compliance with the limits set forth in these Articles of Incorporation.

Art. 5 - Eletrobras is authorized to increase its capital up to the limit of R$100,000,000,000.00 (one hundred billion reais), by resolution of the Board of Directors, regardless of statutory reform, through the issuance of common shares.

Paragraph 1 - The Board of Directors shall establish the conditions of issue, subscription, form and term of payment, price per share, form of placement (public or private) and its distribution in the country or abroad.

Paragraph 2 - At the discretion of the Board of Directors, the issuance of shares, debentures convertible into shares and subscription bonuses may be carried out, within the limit of the authorized capital, without preemptive rights or with reduction of the term referred to in article 171, paragraph 4 of Law 6.404/1976, as amended ("Brazilian Corporation Law"), whose placement is made through sale on the stock exchange or by public subscription, or in accordance with a stock option plan approved by the Shareholders' Meeting, under the terms established by law.

Art. 6 - It is forbidden for any shareholder or group of shareholders, Brazilian or foreign, public or private, to exercise the right to vote in a number greater than the equivalent to the percentage of 10% (ten percent) of the total number of shares in which the voting capital of Eletrobras is divided, regardless of its participation in the capital.

Sole paragraph – If the preferred shares issued by Eletrobras confer voting rights under the terms of art. 111, § 1, of Law No. 6.404, of 1976, the limitation contained in the *caput* of this art. 6 will cover such preferred shares, so that all shares held by the shareholder or group of shareholders that confer voting rights in relation to a particular resolution (whether common or preferred) are considered for the purpose of calculating the number of votes according to the *caput* of this article.

Art. 7 - It is forbidden to enter into shareholders' agreements aimed at regulating the exercise of the right to vote in a number greater than that corresponding to the percentage of 10% (ten percent) of the total number of shares in which the voting capital of Eletrobras is divided, including in the case described in art. 6, sole paragraph.

Paragraph 1 - The Company shall not file a shareholders' agreement on the exercise of voting rights that conflicts with the provisions of these Articles of Incorporation.

Paragraph 2 - The chairman of the Eletrobras meeting shall not count votes cast in disagreement with the rules stipulated in arts. 6 and 7 of these Articles of Incorporation, without prejudice to the exercise of the right of veto by the Federal Government, pursuant to paragraph 3 of art. 11 of these Articles of Incorporation.

Art. 8 - For the purposes of these Articles of Incorporation, two or more shareholders of the Company shall be considered as a group of shareholders:

I - That are parties to a voting agreement, either directly or through controlled companies, controlling companies or under common control;

II – If one is, directly or indirectly, a controlling shareholder or controlling company of the other or others;

III – Which are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not; or

IV – Companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality of rights or any other forms of organization or enterprise with the same managers or managers, or whose managers or managers are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not.

Paragraph 1 - In the case of investment funds with a common administrator or manager, only those whose investment policy and exercise of votes at shareholders' meetings, under the terms of the respective regulations, are the responsibility of the administrator or manager, as the case may be, on a discretionary basis, shall be considered as a group of shareholders.

Paragraph 2 - In addition to the provisions of the *caput* and preceding paragraph of this article, any shareholders represented by the same agent, administrator or representative in any capacity shall be considered parts of the same group of shareholders, except in the case of holders of securities issued under the Company's *Depositary Receipts* program, when represented by the respective depository bank, provided that they do not fall within any of the other cases provided for in the *caput* or in paragraph 1 of this article.

Paragraph 3 - In the case of shareholders' agreements that deal with the exercise of the right to vote, all its signatories will be considered, in the form of this article, as members of a group of shareholders, for the purpose of applying the limitation on the number of votes referred to in arts. 6 and 7.

Paragraph 4 - The shareholders must keep Eletrobras informed about their membership in a group of shareholders under the terms of these Articles of Incorporation, if such group of shareholders holds, in total, shares representing 10% (ten percent) or more of the voting capital of Eletrobras.

Paragraph 5 - The members of the board of shareholders' meetings may request from the shareholders documents and information, as they deem necessary to verify the eventual belonging of a shareholder to a group of shareholders that may hold 10% (ten percent) or more of the voting capital of Eletrobras.

Art. 9 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of common shares that, together, exceed 30% (thirty percent) of the voting capital of Eletrobras and that does not return to a level below such percentage within 120 (one hundred and twenty) days shall make a public offer for the acquisition of all other common shares, for an amount at least 100% (one hundred percent) higher than the highest price of the respective shares in the last 504 (five hundred and four) trading sessions, updated by the rate of the Special System for Settlement and Custody – SELIC.

Sole Paragraph. The obligation to make a public offer of acquisition, under the terms of the *caput*, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after reduction, its participation will increase and exceed the percentage of 30% (thirty percent) of the voting capital of the Company.

Art. 10 - The shareholder or group of shareholders who, directly or indirectly, becomes the holder of common shares that, together, exceed 50% (fifty percent) of the voting capital of Eletrobras and that does not return to a level below such percentage within 120 (one hundred and twenty) days shall make a public offer for the acquisition of all other common shares, for an amount at least 200% (two hundred percent) higher than the highest price of the respective shares in the last 504 (five hundred and four) trading sessions, updated by the rate of the Special System for Settlement and Custody – SELIC.

Sole paragraph – The obligation to make a public offer for acquisition, under the terms of the *caput*, will not apply to the effective participation, directly or indirectly, of the Federal Government in the voting capital of the Company on the date of entry into force of the provision, but will apply if in the future, after the Offer, its participation increases and exceeds the percentage of 50% (fifty percent) of the voting capital of the Company.

Art. 11 - Preferred shares cannot be converted into common shares and, in the case of classes "A" and "B", will have priority in the reimbursement of capital and in the distribution of dividends.

Paragraph 1 - The preferred shares of class "A", which are those subscribed until June 23, 1969, and those resulting from bonuses attributed to them will have priority in the distribution of dividends, these incidents at the rate of eight percent per year on the capital belonging to this type and class of shares, to be apportioned equally among them.

Paragraph 2 - The preferred shares of class "B", which are those subscribed as of June 23, 1969, will have priority in the distribution of dividends, these incident at the rate of 6% (six percent) per year, on the capital belonging to this type and class of shares, dividends to be apportioned equally between them.

Paragraph 3 - The special class preferred share, exclusively owned by the Federal Government, created based on art. 3, item III, subparagraph 'c', of Law No. 14.182, of 2021, with art. 17, §7, of Law no. 6.404, of 1976, gives the Federal Government the power of veto in corporate resolutions aimed at modifying the Articles of Incorporation for the purpose of removing or modifying the limitation on the exercise of the right to vote and entering into a shareholders' agreement, established in arts. 6 and 7 of these Articles of Incorporation.

Paragraph 4 - Class "A" and class "B" preferred shares will participate, on equal terms, with the common shares and the special class preferred share in the distribution of dividends, after they are guaranteed the lowest of the minimum dividends provided for in paragraphs 1 and 2, subject to the provisions of paragraph 5.

Paragraph 5 - Class "A" and class "B" preferred shares shall be entitled to receive a dividend, for each share, at least 10% (ten percent) greater than that attributed to each common share.

Art. 12 - The capital increases of Eletrobras will be carried out through public or private subscription and incorporation of reserves, capitalizing the resources through the modalities admitted by law.

Sole paragraph - In capital increases, preference will be assured to all Eletrobras shareholders, in proportion to their shareholding, except in the case of paragraph 2 of art. 5.

Art. 13 - The payment of shares shall comply with the rules and conditions established by the Board of Directors.

Sole paragraph - The shareholder who does not make the payment in accordance with the rules and conditions referred to in this article shall be in full right constituted in arrears, applying monetary restatement, interest of twelve percent per year and a fine of ten percent on the amount of the installment due.

Art. 14 - Eletrobras may issue non-convertible securities and debentures.

Art. 15 - Eletrobras, by resolution of the Board of Directors, may acquire its own shares for cancellation, or permanence in treasury and subsequent disposal, provided that up to the amount of the balance of profits and reserves, except the legal, subject to the applicable legal and regulatory provisions.

Art. 16 - The redemption of shares of one or more classes may be effected by resolution of the Extraordinary Shareholders' Meeting, regardless of approval at the Special Meeting of the shareholders of the species and classes affected, except for the preferential share of the special class, held exclusively by the Federal Government, which can only be redeemed with legal authorization.

CHAPTER III

The Shareholders' Meeting

Art. 17 - The Annual Shareholders' Meeting shall be held within the first 4 (four) months following the end of the fiscal year, on a day and time previously fixed, to:

I - take the management accounts, examine, discuss and vote on the financial statements;

II - resolve on the allocation of net income for the year and the distribution of dividends;

III - elect the members of the Board of Directors and the Fiscal Council;

IV - establish the individual amount of the remuneration of the members of the Fiscal Council, subject to the applicable legislation; and

V – establish the annual global amount of the remuneration of the managers and members of the Advisory Committees to the Board of Directors.

Art. 18 - In addition to the matters provided for in Law No. 6.404 of 1976, the Shareholders' Meeting shall deliberate on matters submitted to it by the Board of Directors and other matters within its competence.

Paragraph 1 - The Shareholders' Meeting shall meet in person or digital formats, or partially digital, according to the legislation in force, and shall only resolve on matters on the agenda, contained in the respective call notice, and the approval of matters under generic rubric is prohibited.

Paragraph 2 - The resolutions of the Meeting shall be taken by majority vote, except for those that require a qualified quorum, with the vote of each shareholder proportional to its shareholding in the Company's capital, respecting the limit corresponding to 10% (ten percent) of the voting capital for the vote of each shareholder and group of shareholders, pursuant to arts. 6 and 7 of these Articles of Incorporation.

Paragraph 3 - For the purpose of verifying the quorum for approval of a resolution, the calculation of the total number of possible votes shall consider the limitation of votes provided for in paragraph 2 of this article.

Paragraph 4 - The resolutions of the Meeting shall be recorded in the minute book, and may be drawn up in summary form.

Paragraph 5 - Explanations of vote may be recorded, if the shareholder or its representative so wishes.

Paragraph 6 - The abstention from voting, when it occurs, must be included in the minutes and the disclosure document of the Meeting.

Paragraph 7 - The board that will direct the work of the Shareholders' Meeting will be chaired by the Chairman of the Board of Directors, or by a substitute chosen by the said management body, and the chairman of the board is responsible for the appointment of the secretary.

Art. 19 - The shareholder may be represented by a proxy at the Shareholders' Meetings, pursuant to art. 126, § 1 of Law No. 6.404, of 1976.

Paragraph 1 - The documents proving the condition of shareholder and its representation must be delivered according to the call notice.

Paragraph 2 - All shareholders who comply with the requirements set forth in the call notice shall be admitted to the Shareholders' Meeting.

Paragraph 3 - The recognition of the signature of the power of attorney granted by shareholders not resident in the country and by the holder of Brazilian Depositary Receipts (BDR) is waived, and the instrument of representation must be deposited in a timely manner at the headquarters of Eletrobras.

CHAPTER IV

Management

Art. 20 - The Management of Eletrobras, in the form of these Articles of Incorporation and the governing legislation, is the responsibility of the Board of Directors and the Executive Board.

Art. 21 - The exercise of the positions of members of the Eletrobras Management, resident or not in the country, is private to individuals, and the management guarantee may be required for any position of administrator.

Sole paragraph - The minutes of the Shareholders' Meeting or meeting of the Board of Directors, which elect, respectively, directors and officers of the Company, shall contain the qualification of each of the elected members and the term of office and, when the law, these Articles of Incorporation, policies and standards of Eletrobras require certain requirements for the investiture in the position of management of Eletrobras, only those who have exhibited the necessary proof of such requirements may be elected and sworn in, of which an authentic copy shall be filed at the registered office.

Art. 22 - The investiture in the management position of Eletrobras shall comply with the requirements and impediments imposed by the legislation, by these Articles of Incorporation and, as applicable, by the internal regulations of the Company that provide for indications of managers and fiscal directors.

Paragraph 1 - Due to absolute incompatibility, the investiture of the Board of Directors and Executive Board is prohibited:

I - representative of the regulatory body to which the Company is subject, of Minister of State, Secretary of State, Municipal Secretary, holder of a position, without permanent link with the public service, of a special nature or of direction and superior advice in the public administration, of statutory leader of a political party and holder of a mandate in the Legislative Branch of any entity of the federation, even if licensed from the position;

II - of a person who has acted, in the last 36 (thirty-six) months, as a participant in the decision-making structure of a political party or in work linked to the organization, structuring and carrying out of an electoral campaign; and

III - of a person who holds a position in a union organization.

Paragraph 2 - The legal and integrity requirements shall be analyzed by the People Committee.

Paragraph 3 - The managers and members of the statutory committees will be invested in their positions by signing a term of investiture made available by the Company, within a maximum period of up to 30 (thirty) days, counted from the election, which will include the submission of the sworn-in to the Code of Ethical Conduct and Integrity of the Eletrobras Companies and other internal regulations issued by the Company.

Paragraph 4 - If the term of investiture is not signed within 30 (thirty) days after the election, it will become null and void, unless justified by the management body for which it has been elected.

Paragraph 5 - The instrument of investiture must contain, under penalty of nullity, the indication of at least one domicile in which the administrator or external member of the statutory committee will receive the summons and subpoenas in administrative and judicial proceedings related to acts of its management and/or attribution, which will be considered fulfilled upon delivery to the indicated domicile, which can only be changed by written communication to Eletrobras.

Paragraph 6 - The investiture of the Director residing or domiciled abroad is subject to the constitution of a representative residing in the Country, with powers to receive service of process in actions against him/her proposed based on corporate law, by means of a power of attorney with an expiration date that must extend for at least three (3) years after the expiration of the Director's term of office.

Paragraph 7 - When taking office, the administrator must subscribe to the Managers' Term of Consent, in accordance with the provisions of the Level 1 Regulation, and observe the other applicable legal requirements.

Art. 23 - It is forbidden for the administrator to deliberate on a matter conflicting with its interests or related to third parties under its influence, pursuant to art. 156 of Law 6.404 of 1976, and the accumulation of the positions of chairman of the board of directors and president of the Company by the same person is also prohibited.

Sole paragraph - The administrator who is conflicted in relation to the topic to be discussed must previously express his conflict of interest or private interest, withdraw from the meeting, refrain from discussing the topic and request registration in the minutes of his absence in the conclave.

Art. 24 - The term of office of the members of the Board of Directors and the Executive Board shall be extended until the effective investiture of the new members.

Art. 25 - The Board of Directors and the Executive Board shall deliberate with the presence of the majority of its members and its resolutions shall be taken, respectively, by the vote of the majority of the directors or officers present, except in the cases of qualified quorum established in art. 26 of these Articles of Incorporation.

Paragraph 1 - The minutes of the meeting of each management body shall be clearly written and record the resolutions taken, which may be drawn up in summary form, in addition to the persons present, the divergent votes and abstentions from voting, and shall be signed by all members present physically, remotely and electronically.

Paragraph 2 - The minutes of the meetings of the Board of Directors that contain a resolution intended to produce effects before third parties shall be filed in the Registry of Commerce and published.

Paragraph 3 - The Board of Directors shall meet, ordinarily, once a month, and the Executive Board, four times a month, permitting in person, digital and hybrid formats, the vote between absent and any other means that enable the authentic and reliable registration of the expression of will of its members, in the form and conditions provided for in their respective Internal Regulations.

Paragraph 4 - It is incumbent upon the respective Chairmen, or the majority of the members of each body of Eletrobras's management, to call the meetings of the Board of Directors and the Executive Board.

Paragraph 5 - In the resolutions of the Board of Directors and resolutions of the Executive Board, the respective Chairmen will have, in addition to the personal vote, the tiebreaker.

Paragraph 6 - The Board of Directors shall meet: (i) at least once a year, without the presence of the President of the Company; (ii) at least twice a year with the presence of the independent external auditors.

Paragraph 7 - The members of the Board of Directors shall have reimbursed their expenses of food, transportation and stay, whenever residents outside the city in which the meeting is held and, only of transportation and food, when resident in the city.

Art. 26 - The approval of the qualified majority of two thirds of the members of the Board of Directors is required for deliberation on:

I - constitution of new companies through the association of Eletrobras and/or subsidiaries with third parties, referred to in paragraph 1 of art. 3 of these Articles of Incorporation;

II - transactions with related parties of any nature, except for the direct or indirect subsidiaries of the Company, observing the levels established in the Regulation of Authorities of the Eletrobras companies and without prejudice to the legal competence of the meeting;

III - issuance of securities within the authorized capital;

IV - amendment of the dividend distribution policy;

V - declaration of interim dividends.

Art. 27 - The members of the Board of Directors and the Executive Board shall be liable, in accordance with the legislation in force, individually and jointly, for the acts they perform and for the losses resulting from them to the Company.

Paragraph 1 - The Company shall ensure the defense in judicial and administrative proceedings to its managers, present and past, in addition to maintaining a permanent insurance contract in favor of these managers, to protect them from liability for acts arising from the exercise of the position or function, in cases where there is no incompatibility with the interests of the Company, covering the entire term of exercise of the respective mandates.

Paragraph 2 - The guarantee provided for in the previous paragraph extends to:

I - to the members of the Fiscal Council and the members of the statutory advisory committees, present and past,

II - to the occupants of trust function, present and past; and

III – employees and agents, present and past, who legally act by delegation of the Company's managers.

Paragraph 3 - The Company may also enter into indemnity agreements with the members of the Board of Directors, Fiscal Council, Executive Board, committees, occupants of a position of trust and all other employees and agents who legally act by delegation of the Company's managers, in order to cope with certain expenses related to arbitration, judicial or administrative proceedings involving acts performed in the exercise of their duties or powers, from the date of their possession or the beginning of the contractual relationship with the Company.

Paragraph 4 - Indemnity agreements shall not cover:

I - acts performed outside the exercise of the duties or powers of its signatories;

II - acts with bad faith, intent, serious fault or fraud;

III - acts performed in their own interest or that of third parties, to the detriment of the company's social interest;

IV - indemnities arising from social action provided for in article 159 of the Brazilian Corporation Law or compensation for losses referred to in article 11, paragraph 5, item II, of Law No. 6.385/1976; or

V - other cases provided for in the indemnity contract.

Paragraph 5 - The indemnity contract shall be adequately disclosed and provide, among other issues:

I - the limit value of the coverage offered;

II - the coverage period; and

III - the decision-making procedure regarding the payment of coverage, which should guarantee the independence of decisions and ensure that they are taken in the interest of the Company.

Paragraph 6 - The beneficiary of the indemnity contract will be obliged to return to the Company the amounts advanced in cases where, after a final unappealable decision, it is proven that the act practiced by the beneficiary is not subject to indemnification, under the terms of the contract.

Paragraph 7 - It is assured to the Managers and Fiscal Directors, as well as to the former managers and former directors, the knowledge of information and documents contained in the Company's records or database, indispensable to the administrative or judicial defense, in actions proposed by third parties, of acts practiced during their term of office or mandate.

Paragraph 8 - In the event of the previous paragraph, the former managers and former directors will only have access to information and documents classified by the Company as confidential after signing a confidentiality agreement made available by the Company.

CHAPTER V

The Board of Directors

Art. 28 - The Board of Directors shall be composed of nine (9) members, elected by the Shareholders' Meeting, without alternates, with a unified management term of two (2) years, reelections being allowed, including:

I – a director elected in a separate vote at the Shareholders' Meeting, by a majority of the shareholders holding preferred shares issued by Eletrobras; and

II – a director elected as employee representative, chosen by the direct vote of his peers among the active employees and in an election organized by the Company together with the union entities that represent them.

Paragraph 1 - Only preferred shareholders who prove the uninterrupted ownership of their shares during the period of at least three months immediately prior to the Shareholders' Meeting may exercise the right to choose separately.

Paragraph 2 - The Board of Directors shall be composed of at least 5 (five) independent members.

Paragraph 3 - The characterization as an Independent Director must be resolved in the minutes of the Shareholders' Meeting that elects him, observing the Regulation of the special governance segment of Novo Mercado, of B3 S.A. – Brasil, Bolsa, Balcão ("B3"), and may be based on the statement sent by the nominee or on the manifestation of the Board of Directors on the classification of the nominee in the independence criteria, inserted in the management's proposal for the Meeting.

Paragraph 4 - The Board of Directors shall elect its Chairman and its eventual substitute, in the form of its Articles of Incorporation.

Art. 29 - The shareholder who appoints a candidate to compose the Board of Directors of Eletrobras must inform the Company if the candidate meets all the requirements for investiture, in addition to reporting the

other activities and positions, boards and committees that it integrates, especially positions of chairman of the board of directors.

Art. 30 - In addition to the cases provided for by law, vacancy of office will occur when the member of the Board of Directors fails to attend three consecutive meetings or four interspersed meetings, in the last 12 (twelve) meetings, without justified reason or license granted by the Board of Directors.

Paragraph 1 - In the event of a vacancy in the position of Chairman of the Board of Directors, its substitute will guide, at the subsequent meeting of this collegiate, the proposal to elect a new Chairman and a new eventual substitute.

Paragraph 2 - In the event of vacancy in the position of director, the substitute shall be appointed by the Board of Directors and shall serve until the first shareholders' meeting.

Art. 31 - The Board of Directors is the senior management body responsible for establishing the general orientation of the Company's business, defining its strategic direction, ensuring the proper functioning of corporate governance systems, risk management and internal controls and preserving the orderly succession of the management, aiming at the long-term interests of the Company, its continuity and the generation of sustainable value, and it is also responsible, without prejudice to the powers provided for in the legislation in force:

Strategy:

I – establish the guidelines and strategic objectives of the Company, including the definition of business identity;

II – discuss, approve, on a proposal from the Executive Board, and monitor the strategic plan, the respective multiannual plans, as well as the annual budget and investment plans and programs, the goals, as well as evaluate the results in the execution of said plans;

III - define the strategy of commercialization, business growth and investment expansion, as well as the guidelines on transactions and execution of contracts for the purchase and sale of electric energy of Eletrobras and its subsidiaries, as well as their positions in lawsuits related to the Electric Energy market;

IV - approve the investment projects of Eletrobras and its subsidiaries, to the extent defined by the internal regulations in force defined by Eletrobras that regulate the levels of approval in Eletrobras companies;

Financial statements, dividends and meetings:

V – express an opinion on the management reports, as well as on the accounts of the Executive Board;

VI - submit to the Annual Shareholders' Meeting, each fiscal year, the management report and the financial statements, as well as the proposal for distribution of dividends and application of surplus amounts, attaching its opinion and the opinion of the Fiscal Council, and the report of the independent auditors;

VII - authorize the call and submit to the Shareholders' Meeting issues related to the deliberative body of the shareholders, with prior manifestation on the proposals contained in the convening instrument, not admitting the inclusion of the item "general matters";

VIII - analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Company, without prejudice to the performance of the Fiscal Council;

IX - resolve on the declaration of interim dividends and on the payment of interest on equity, upon proposal of the Executive Board;

Securities and corporate transactions:

X - authorize the acquisition of shares issued by Eletrobras, for the purpose of cancellation or permanence in treasury and subsequent disposal, as well as resolve on the issuance of simple debentures, not convertible into shares with or without collateral, as well as promissory notes and other securities not convertible into shares;

XI - approve the issuance of common shares, debentures convertible into common shares and subscription bonuses, up to the limit of the authorized capital, establishing the conditions of issuance, including the price and term of payment;

XII - exchange of shares or other securities issued by the Company;

XIII - express a prior opinion on the vote to be cast within the scope of the subsidiaries and affiliates, in relation to the operations of incorporation, spin-off, merger and transformation;

Governance:

XIV - approve its Internal Regulations and those of its advisory committees, the Code of Ethical Conduct and Integrity of the Eletrobras companies, the main policies of the Eletrobras companies, as defined by the Board of Directors itself, including policies dealing with dividends, transactions with related parties, equity interests, compliance, risk management, hedge, personnel, remuneration, indication, succession, strategy, finances, securities trading and disclosure and use of relevant information, environmental, sustainability, social responsibility, governance, as well as regulations dealing with powers, remuneration and appointment of managers and personnel;

XV - elect and dismiss, at any time, the members of the Company's Executive Board;

XVI – appoint and dismiss the holder of the Internal Audit, the holder of the Superintendence of Governance and the holder of the Secretariat of Governance;

XVII – elect the members of the advisory committees and working groups of the Board, among its members and/or among market people of notorious experience and technical capacity in relation to the specialty of the respective Committee;

XVIII - define the variable remuneration program and establish the individual amount of monthly remuneration due to its members, the members of its advisory committees and the members of the Executive Board, taking into account the responsibilities, the time dedicated to the functions, the competence, the professional reputation and the value of its services in the market;

XIX - evaluate, annually, the individual and collective performance of the managers and the collective performance of their advisory committees, with the procedural and methodological support of the People Committee;

XX - approve indications, proposed by the Executive Board, of the persons who must integrate management, advisory and fiscal bodies of the subsidiaries and of the companies and entities in which the Company and its subsidiaries have participation, including indirect ones, and in cases where it deems appropriate, delegate such attribution to the Executive Board;

XXI – resolve on matters that, by virtue of legal provision or by determination of the Shareholders' Meeting, fall under its purview;

XXII – decide on the omitted cases of these Articles of Incorporation and delegate to the Executive Board matters within its purview not included in the list of legal attributions of the Board of Directors;

Risks, internal controls and compliance:

XXIII - implement, directly or through other bodies of the Company, and supervise the risk management systems, internal controls and compliance established for the prevention and mitigation of the main risks to which Eletrobras and its subsidiaries are exposed, including risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud;

XXIV - approve the annual work plan of the Internal Audit;

XXV - examine, at any time, the books and papers of Eletrobras, as well as request information on contracts entered into or in the process of being entered into and any other acts;

Legal acts and business:

XXVI - express an opinion on acts and approve contracts, in accordance with the levels established in the Regulation of Authorities of the Eletrobras companies;

XXVII - approve the practice of acts that imply a waiver, transaction or arbitration commitment, in accordance with the levels established in the Regulation of Authorities of the Eletrobras companies;

XXVIII - approve the transfer of ownership of the Company's assets, constitution of real liens and the provision of guarantees to obligations of third parties, in accordance with the levels established in the Regulations of the Eletrobras companies;

XXIX – choose and dismiss the independent auditors;

XXX – resolve on the Company's strategic trademarks and patents;

XXXI - resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies' Integrity Program and the Eletrobras Companies' Code of Ethical Conduct and Integrity, in accordance with the levels established in the Eletrobras Companies' Regulations, and also considering the Company's social responsibilities, as provided for in paragraph 4 of article 154 of the Brazilian Corporation Law;

XXXII – approve the models of the indemnity contracts to be signed by the Company and the procedures that guarantee the independence of the decisions;

XXXIII - approve the sponsorship of the health care and supplementary pension plan and adherence to a supplementary pension entity, as well as supervise compliance with the limit of participation of Eletrobras in the cost of these benefits;

XXXIV - approve, in accordance with the levels established in the Regulation of Authorities of the Eletrobras companies, the contracting of loans or financing and the provision of guarantees, in the country or abroad, by subsidiary companies;

Business management and efficiency:

XXXV - determine the distribution and redistribution of charges and duties among the members of the Executive Board;

XXXVI - grant leave or license to the President of the Company, including paid leave;

XXXVII - approve collective bargaining agreements, employee profit sharing program, job and salary plan, function plan and employee dismissal program;

XXXVIII – approve the maximum number of personnel of Eletrobras companies and general guidelines for hiring personnel at Eletrobras and its subsidiaries;

XXXIX - approve and supervise the fulfillment of the specific goals and results to be achieved by the members of the Executive Board;

XL - approve the business performance goals of the subsidiaries.

Associative guidelines:

XLI - authorize the incorporation of wholly-owned subsidiaries, the Company's interests in subsidiaries or affiliates, the transfer or termination of such interest, as well as the acquisition of shares or quotas of other companies;

XLII - resolve on the association referred to in paragraph 1 of art. 3 of these Articles of Incorporation;

XLIII - resolve on the shareholders' agreements to be signed by Eletrobras and its subsidiaries and, in the case of amendments, only when it involves aspects related to art. 118 of Law 6.404/1976; and

XLIV - deliberate on the organization of technical-scientific research entities of business interest to Eletrobras in the energy sector.

Paragraph 1 - The board of directors of the company must prepare and disclose a reasoned opinion on any Public Offering for Acquisition ("OPA") that has as its object the shares issued by the company, within 15 (fifteen) days of the publication of the notice of said OPA, in which it will manifest, at least:

I - on the convenience and opportunity of the takeover bid regarding the interest of the company and the set of its shareholders, including in relation to the price and the potential impacts on the liquidity of the shares;

II - regarding the strategic plans disclosed by the offeror in relation to the company; and

III - regarding alternatives to the acceptance of the takeover bid available on the market.

Paragraph 2 - The opinion of the board of directors, referred to in the previous paragraph, must cover the reasoned opinion favorable or contrary to the acceptance of the OPA, warning that it is the responsibility of each shareholder to make the final decision on said acceptance.

Paragraph 3 - The Board of Directors may determine the performance of inspections, audits or accountability in the Company, as well as the hiring of experts, experts or external auditors, to better instruct the matters subject to its deliberation.

Paragraph 4 - Without prejudice to the duties conferred upon it by the Internal Regulations, the Chairman of the Board of Directors shall:

I - convene and preside over the meetings of the body, observing compliance with the Articles of Incorporation and the Internal Regulations;

II - coordinate the work related to the succession plans of the members of the Board of Directors and the Executive Board, with the support of the People Committee; and

III - propose to the Board of Directors appointments to compose the advisory committees, including external members.

Art. 32 - The Board of Directors, for the better performance of its functions, may create transitional committees or working groups with defined objectives, being composed of members of the Board of Directors and professionals with specific knowledge.

Paragraph 1 - The Board of Directors shall have the permanent support of three (3) statutory advisory committees with specific duties of analysis and recommendation on certain matters, directly linked to the Board, namely:

I - People Committee;

II - Strategy, Governance and Sustainability Committee;

III - Audit and Risk Committee.

Paragraph 2 - The committees mentioned in the previous paragraph will have their compositions and other rules of operation disciplined in their respective internal regulations, including the duties to be exercised by the respective coordinators and any extension of their scope and performance for the subsidiaries of Eletrobras.

Paragraph 3 - The opinions of the Committees are not a necessary condition for the presentation of matters to the examination and resolution of the Board of Directors;

Art. 33 - The purpose of the Audit and Risk Committee is to advise the Company's Board of Directors in the exercise of its functions and will have attribution, without prejudice to others provided for in its articles of incorporation, approved by the Board of Directors, for analysis and manifestation on the following matters:

I - give an opinion on the hiring and dismissal of independent audit services;

II - supervise the activities: a) of the independent auditors, in order to evaluate their independence; the quality of the services provided; and the adequacy of the services provided to the needs of the company; b) the internal control area of the company; c) the internal audit area of the company; and d) the area of preparation of the company's financial statements;

III - evaluate the quarterly information, interim statements and financial statements;

IV - monitor the quality and integrity of: a) the internal control mechanisms; b) the quarterly information, interim statements and financial statements of the company; and c) the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not provided for in the structure of the usual reports of the financial statements;

V - evaluate and monitor the company's risk exposures;

VI - evaluate and monitor, together with the management and the internal audit area, the adequacy of transactions with related parties carried out by the company and their respective disclosures;

VII - prepare a summary annual report, to be presented together with the financial statements disclosed to the market, containing a description of: a) its activities, the results and conclusions reached and the recommendations made; and b) any situations in which there is a significant divergence between the company's management, the independent auditors and the CAE in relation to the company's financial statements;

VIII – have the means to receive and process information about non-compliance with legal and regulatory provisions applicable to the company, in addition to internal regulations and codes, including specific procedures to protect the provider and the confidentiality of the information;

IX - monitor compliance activities, reporting channel and manifestation handling management, including ethical infractions; and

X - evaluate, monitor, and recommend to management the correction or improvement of the company's internal policies, including the policy of transactions between related parties.

Paragraph 1 - The Statutory Fiscal Council shall be composed of at least three (3) members and at most five (5), who shall have professional experience or academic training compatible with the position, preferably in the area of accounting, auditing or in the sector of the Company, and at least one (1) member shall have recognized professional experience in corporate accounting matters, under the terms of the regulations issued by the CVM, and all its members shall be independent, among these, at least one (1) shall be an independent Board Member of the Company, also observing the conditions imposed by applicable national or foreign legislation and regulation, including the provisions of the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission ("SEC") and the New York Stock Exchange ("NYSE").

Paragraph 2 - The characteristics referred to in the paragraph above may be accumulated by the same member of the Audit and Risk Committee, and the election of external members other than directors is also allowed, provided that the independence requirements are met.

Paragraph 3 - In case of vacancy of a member of the Audit and Risk Committee, the Board of Directors shall elect its successor to start a new term of office.

Paragraph 4 - The Audit and Risk Committee must inform its activities monthly to the Company's Board of Directors, and the minutes of the meeting of the board of directors, or the corresponding certificate of minutes, must be disclosed for the purpose of indicating the performance of said report.

Paragraph 5 - The Audit and Risk Committee shall be endowed with operational autonomy and its own budget approved by the Board of Directors, intended to cover expenses with its operation.

Paragraph 6 - The participation, as members of the Audit and Risk Committee, of officers of the Company, its subsidiaries and affiliates is prohibited.

Art. 34 - The People Committee shall analyze the requirements for investiture in the position of management and fiscal councilor of the Company, in accordance with the legal and statutory provisions and also considering the rules established in internal regulations that deal with appointments of managers and fiscal directors.

Sole paragraph - It is also incumbent upon the People Committee to assist the Board of Directors in the preparation and monitoring of the management succession plan, in the strategy of remuneration of the

managers and members of the advisory committees and in the proposals and other matters related to personnel policy.

Art. 35 - The purpose of the Strategy, Governance and Sustainability Committee shall be to advise the Board of Directors on strategic matters, sustainability practices and their alignment with strategic and business plans, corporate governance practices, in addition to other duties conferred on it by the Board of Directors and contained in its Articles of Incorporation.

CHAPTER VI

The Executive Board

Art. 36 - The Executive Board, whose members will be elected and dismissed at any time by the Board of Directors, will be composed of the President and up to 15 (fifteen) Executive Vice-Presidents, of a statutory nature, residing in the country, respecting the minimum of 3 (three) members, with a unified management term of 2 (two) years, being allowed renewals.

Paragraph 1 - The Board of Directors shall observe in the choice and election of the members of the Executive Board their professional capacity, notorious knowledge and expertise in the respective areas of contact and the alignment of their professional profile to the duties of the position.

Paragraph 2 - The members of the Executive Board shall exercise their positions on a full-time basis and with exclusive dedication to the service of the Company, exceptionally allowed, after justification and approval by the Board of Directors, the concomitant exercise in management positions of subsidiaries and affiliates of the Company and in management/deliberative boards of other companies and associations.

Paragraph 3 - A person who has already completed 65 (sixty-five) years of age on the date of the election cannot be elected to occupy a position on the Executive Board, except in exceptional cases duly justified and approved by the Board of Directors.

Art. 37 - The members of the Executive Board may not depart from the position for more than thirty consecutive days or not, without leave or authorization from the Board of Directors.

Paragraph 1 - The President and the other Executive Vice-Presidents shall be entitled, annually, to thirty (30) days of paid leave, with the prior authorization of the Executive Board, which may be accumulated up to a maximum of two (2) periods, being prohibited its conversion into cash and indemnity.

Paragraph 2 - In the event of temporary leave, or enjoyment of leave, including paid leave, of any of the members of the Executive Board, the President of the Company shall designate the substitute among the other members of the collegiate, and shall also designate its eventual substitute.

Paragraph 3 - In the event of a permanent vacancy in the position of Executive Vice President, the same criterion set forth in Paragraph 2 shall be used to designate the temporary substitute, who shall act until the election and investiture of the new member, thus filling the vacant position, for the term remaining to the replaced.

Paragraph 4 - In the event of vacancy in the position of President, the Board of Directors shall appoint the temporary substitute, among the other members of the Executive Board, who shall act until the election and investiture of the new President.

Art. 38 - It is incumbent upon the Executive Board and its members to exercise the management of the Company's business, in accordance with the mission, objectives, strategies and guidelines established by the Board of Directors.

Paragraph 1 - The Board of Directors may delegate duties to the Executive Board, except for those expressly provided for by law and subject to the powers established in such delegations.

Paragraph 2 - The duties of the Executive Board may be delegated to the other hierarchical bodies of the Company, except for those expressly provided for in the applicable legislation and regulations and subject to the limits provided for in the Company's instruments

Art. 39 - The Executive Board is responsible for:

I - evaluate and submit to the Board of Directors the deliberative matters within its scope, including: (a) the bases and guidelines for the preparation of the strategic plan, as well as the annual programs and multiannual plans; (b) the strategic plan, as well as the respective multiannual plans and annual spending and investment programs of the Company with the respective projects; (c) the Company's costing and investment budgets; (d) the performance result of the Company's activities; (e) the policies and regulations and other regulations of the Board of Directors;

II - take the appropriate measures for the faithful execution of the guidelines and resolutions established by the Board of Directors and the Shareholders' Meeting and, except for the hypotheses of mandatory submission to the Board of Directors, express its opinion on acts and approve contracts in accordance with the internal regulations in force defined by Eletrobras that regulate the levels of approval in Eletrobras companies;

III - approve the other policies of Eletrobras companies and Eletrobras standards, and may extend them to subsidiaries;

IV - prepare Eletrobras's costing and investment budgets, in line with the strategic plan and with the annual programs and multiannual business and management plans, and monitor their execution;

V – approve changes in the organizational structure of the Company and its subsidiaries;

VI - approve the creation and extinction of non-statutory Committees and Commissions, linked to the Executive Board or its members, approving the respective operating rules, attributions and limits of competence for performance;

VII - define its Internal Regulations and any changes;

VIII - instruct the Company's representatives in the Shareholders' Meetings of its subsidiaries and affiliates and in the associations in which Eletrobras appears as a member, in accordance with the guidelines established by the Board of Directors, as well as with the applicable corporate guidelines;

IX - deliberate on the matters that may be submitted by the President or by any other Executive Vice President.

X - delegate competence to the Executive Vice Presidents to decide, in isolation, on issues included in the duties of the Executive Board;

XI - delegate powers to Executive Vice Presidents and employees to authorize expenses, establishing limits and conditions;

XII - define the staffing of the Company's areas;

XIII - supervise the negotiation process with union entities, as well as propose mediation and collective bargaining agreements;

XIV - Ensure the implementation of the Company's strategic plan and multi-annual plans and annual spending and investment programs with the respective projects, respecting the approved budget limits;

XV - Monitor the sustainability of the business, strategic risks and respective mitigation measures, preparing management reports with management indicators;

XVI - Monitor and control the activities of the companies in which the Company participates, or with which it is associated;

XVII - prepare, in each year, the Management Report, the financial statements, the proposal for the distribution of dividends and the payment of interest on equity and the application of surplus amounts, to be submitted to the Board of Directors, the Fiscal Council and the Audit and Risk Committee, and to the examination and resolution of the Shareholders' Meeting;

XVIII - approve the Company's quarterly financial information;

XIX - approve the commercialization of rights arising from the results of research, development and innovation of its subsidiaries, related to the energy sector;

XX - establish voting guidance for all Eletrobras subsidiary companies in Meetings of the Electric Energy Trading Chamber – CCEE;

XXI - resolve on the acquisition, sale or encumbrance of movable and immovable property, in accordance with the levels established in the Regulation of Authorities of the Eletrobras companies;

XXII - supervise and monitor business companies, including Special Purpose Entities - SPEs, in which it holds equity interest, with regard to governance practices, results presented and control, proportional to the relevance, materiality and risks of the business;

XXIII - evaluate the results of its business and monitor the sustainability of its business activities, strategic risks and respective mitigation measures, preparing management reports with management indicators;

XXIV - resolve on making and accepting donations with or without charges and other reasonable free acts, subject to the provisions of the Eletrobras Companies' Integrity Program and the Eletrobras Companies' Code of Ethical Conduct and Integrity, in accordance with the levels established in the Eletrobras Companies' Regulations, and also considering the Company's social responsibilities, as provided for in paragraph 4 of article 154 of the Brazilian Corporation Law;

XXV - approve Eletrobras's appointments to fiscal directors of subsidiaries, investees, associations and foundations, in addition to the appointments of subsidiaries to administrative and fiscal bodies of its investees, associations and foundations, in accordance with the scope defined in internal regulations prepared by Eletrobras; and

XXVI - resolve on amendments to shareholders' agreements to be signed by Eletrobras and its subsidiaries, when they do not involve aspects related to art. 118 of Law 6.404/1976.

CHAPTER VII

Duties of the President and the Executive Vice-Presidents

Art. 40 - It is incumbent upon the President of the Company, without prejudice to other activities attributed to them by the Board of Directors:

I - to call, chair and coordinate the work of the meetings of the Executive Board;

II - to propose to the Board of Directors the appointment of the Executive Vice-Presidents and, when applicable, the members of the subsidiaries' boards of directors;

III - to provide information to the Board of Directors and the Fiscal Council of the Company;

IV - to promote the formulation, management and monitoring of the strategic planning and the multiannual and annual business and management plans of Eletrobras, as well as to supervise their preparation and execution;

V - to represent Eletrobras, judicially or extrajudicially, or before other companies and the general public, and may delegate such duties to any Executive Vice President, as well as appoint representatives, attorneys-in-fact, agents or proxies, always specifying, in a specific instrument, the extent of the delegated powers;

VI - together with another Executive Vice President, move the financial resources of Eletrobras and sign acts and contracts, and this option may be delegated to the other Executive Vice Presidents and to attorneys-in-fact or employees of Eletrobras, in accordance with the scope defined by the Executive Board; and

VII - coordinate the activities of the members of the Executive Board.

Art. 41 - The duties of the other Executive Vice-Presidents are, without prejudice to other activities assigned to them by the Board of Directors:

I - manage, supervise and evaluate the performance of the activities of the areas under its direct responsibility, as well as perform management acts related to these activities, being able to set value limits for delegation of the practice of these acts, respecting the corporate rules approved by the Executive Board.

II - participate in the meetings of the Executive Board, report the proposals for resolutions under its management and report the technical and operational activities of the wholly-owned subsidiaries and companies in which the Company participates or with which it is associated;

III - comply with and enforce the general orientation of the company's business established by the Board of Directors in the management of its specific area of operation;

IV - designate employees for missions abroad; and

V - approve admissions, dismissals and promotions for leadership positions in the areas under their direct reporting.

Art. 42 - The Executive Vice President who is assigned the function of Investor Relations, is responsible for representing the Company before the CVM and other entities of the capital market and financial institutions, as well as regulatory bodies of the capital market and stock exchanges, national and foreign, in which the Company has securities admitted to trading, in addition to enforcing the regulatory rules applicable to the Company regarding the records maintained with the CVM and with the regulatory bodies and stock exchanges in which the Company has securities admitted to trading.

CHAPTER VIII

The Fiscal Council

Art. 43 - The Fiscal Council, of non-permanent operation, when installed by the shareholders' meeting, in the form of the law, shall consist of 3 (three) to 5 (five) members and their respective alternates, elected by the Shareholders' Meeting, all residing in the Country, who shall hold their positions until the first annual shareholders' meeting to be held after their election, and may be reelected, subject to the requirements and impediments set forth in the legislation, in these Articles of Incorporation and, as applicable, in the Company's internal regulations that provide for indications of managers and fiscal directors.

Paragraph 1 - The holders of preferred shares without voting rights, or with restricted vote, shall have the right to elect, in a separate vote, 1 (one) member and respective alternate.

Paragraph 2 - In case of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, or three interspersed meetings, in the last twelve (12) meetings, the member of the Fiscal Council shall be replaced, until the end of the term of action, by the respective alternate.

Paragraph 3 - The members of the Fiscal Council will be invested in their positions by signing the instrument of investiture in the book of minutes and opinions of the Fiscal Council, at which time they will express adherence and commitment to comply with the Code of Ethical Conduct and Integrity of Eletrobras Companies and other internal regulations issued by the Company.

Article 44 - The remuneration of the members of the Fiscal Council, in addition to the mandatory reimbursement of the expenses of locomotion, food and stay necessary for the performance of the function, will be fixed annually by the Shareholders' Meeting, observing the minimum limit established in the Brazilian Corporation Law.

Article 45 - It is incumbent upon the Fiscal Council, without prejudice to other duties conferred on it by virtue of legal provision or by determination of the Shareholders' Meeting:

I - supervise, by any of its members, the acts of the managers and verify the fulfillment of their legal and statutory duties;

II - give an opinion on the annual report of the administration, stating in its opinion the additional information it deems necessary or useful for the resolution of the Shareholders' Meeting;

III - give an opinion on the proposals of the managers, to be submitted to the Shareholders' Meeting, regarding the modification of the capital, issuance of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or spin-off of the Company;

IV - report, by any of its members, to the management bodies and, if they do not take the necessary measures to protect the interests of the Company, to the Shareholders' Meeting, the errors, frauds or crimes they discover, and suggest useful measures to the Company;

V - convene the Annual Shareholders' Meeting if the managers delay this call for more than one month, and the Extraordinary whenever there are serious or urgent reasons, including in the agenda of the meetings the matters that they consider necessary;

VI - analyze, at least quarterly, the balance sheet and other financial statements prepared periodically by the Executive Board;

VII - examine the financial statements for the fiscal year and give an opinion on them;

VIII - approve its Internal Regulations and any amendments;

IX - monitor the equity, financial and budgetary execution, being able to examine books, any other documents and request information;

X - perform the duties of items I to VIII during any liquidation of the Company; and

XI - perform the annual self-assessment of its performance.

Sole paragraph - The members of the Fiscal Council shall participate, obligatorily, in the meetings of the Board of Directors in which the matters referred to in items II, III and VII of this Article must be considered.

Art. 46 - The Fiscal Council shall meet, ordinarily, once a month, and, extraordinarily, whenever called, in accordance with its Internal Regulations.

Sole paragraph - It is incumbent upon the Fiscal Council to elect its President, under the terms of its Internal Regulations.

CHAPTER IX

Internal Audit, Integrity, Compliance, Internal Control, Corporate Risks and Manifestation Handling

Art. 47 - The Company will have an Internal Audit, linked directly to the Board of Directors, whose activities are reported directly to the Board of Directors, or through the Audit and Risk Committee.

Paragraph 1 - The Internal Audit shall be responsible for providing an assessment of the effectiveness of the Company's processes, as well as advising the Board of Directors, the Audit and Risk Committee, the Executive Board and the Fiscal Council.

Paragraph 2 - The holder of the Internal Audit shall be appointed and dismissed by the Board of Directors.

Art. 48 - The Company will have an area with responsibility to perform Integrity, Compliance, Internal Controls, Corporate Risks and Manifestation Handling functions, observing qualifications and independence in accordance with current legislation.

CHAPTER X

Fiscal Year and Financial Statements

Art. 49 - The fiscal year shall coincide with the calendar year, beginning on January 1st and ending on December 31st of each year, and shall comply with the provisions of these Articles of Incorporation and the applicable legislation.

Paragraph 1 - In each fiscal year, it will be mandatory to distribute a dividend of not less than 25% (twenty-five percent) of the net income, adjusted under the terms of the Law, subject to the rules of the Company's Dividend Distribution Policy.

Paragraph 2 - The amount of interest, paid or credited, as interest on equity, pursuant to art. 9, § 7, of Law No. 9249, of 1995, and the relevant legislation and regulations, may be imputed to the holders of common

shares and the minimum annual dividend of preferred shares, integrating such amount to the amount of dividends distributed by Eletrobras for all legal purposes.

Art. 50 - After the legal reserve is constituted, the allocation of the remaining portion of the net income determined at the end of each fiscal year will be, upon proposal of the Management, submitted to the resolution of the Shareholders' Meeting, observing the following allocation:

I - at least 25% (twenty-five percent) of the balance of net income for the year, obtained after deducting the legal reserve referred to in the caput of this article, will be distributed as a dividend to all shareholders of the Company, pursuant to paragraph 1 of art. 49;

II - up to 75% (seventy-five percent) of the net income for the year will be allocated to the investment reserve, in order to ensure the maintenance and development of the activities that make up the Company's corporate purpose, whose accumulated balance may not exceed 75% (seventy-five percent) of the paid-in capital.

Art. 51 - The Board of Directors, at the proposal of the Executive Board, may determine the drawing up of balance sheets in periods shorter than the annual period and declare dividends or interest on equity to the profit account calculated in these balance sheets, as well as declare them to the account of retained earnings or profit reserves existing in the last annual or intermediate balance sheet.

Art. 52 - Dividends and interest on equity will be paid at the times and places indicated by the Executive Board, reverting to Eletrobras those that are not claimed within 3 (three) years after the date of commencement of payment.

ANNEX 03 – Legal Opinion.

Eletrobras 60 anos

Date: 09/21/2022

MEMORANDUM PRJC–246/2022

From:	Cristiane Vieira de Paiva Villela
To:	Rafael Gusmão Rodrigues de Andrade
Subject:	Analysis of the Proposal for the Reform of Eletrobras's Bylaws
Reference:	Memorandum DCGE-003/2022 EMP no. 2022/0303

The Manager of the Corporate Governance Department – DCGE sent us, through the aforementioned memorandum, matter[1] related to the proposal to reform Eletrobras's Bylaws, requesting analysis by the PRJC regarding legal issues.

Having reported the facts, we will now analyze the legal aspects of the matter.

However, before entering into the subject in question, it is worth noting that in the opinion now issued, only the changes in the provisions that have a legal nature will be addressed and that specific comments will only be made in relation to the points considered relevant. Therefore, eventual modifications made due to editorial adjustments or adjustments for compatibility with current legislation will not be addressed.

It should also be noted that the comments we consider pertinent will be placed next to the respective provision in the comparative table attached to this opinion.

With regard to corporate authorizations, it is incumbent upon the Board of Directors of Eletrobras to convene a General Shareholders Meeting - GSM to resolve on the reform of its Bylaws, observing the respective legal provisions, especially that prescribed by articles 123 and 124 of Law no. 6.404/76[2].

It should be noted that this examination will be limited to the legal aspects of the matter, abstaining from technical, economic and financial aspects.[1]

[2] "Art. 123. It is incumbent upon the board of directors, or in its absence, or the officers, subject to the provisions of the bylaws, to convene the general meeting.
Sole paragraph. The general meeting may also be convened:
a) by the supervisory board, in the cases provided for in paragraph V of article 163;
b) by any shareholder, when the managers delay, for more than 60 (sixty) days, to convene in the cases provided for by law or in the bylaws;
c) by shareholders representing at least five percent of the share capital, when the managers do not attend, within eight days, to the convening request that they present, duly founded, with an indication of the matters to be addressed;
d) by shareholders representing at least five percent of the voting capital, or at least five percent of the shareholders without voting rights, when the managers do not attend, within eight days, at the request of convening a meeting to establish the audit committee.

As for the legal requirements applicable to convening the EGM that will resolve on the bylaw alterations under analysis, art. 135, *main provision,* of Law no. 6.404/76 that the extraordinary general meeting that has as its object the reform of the bylaws will only be convened, on first convocation, with the presence of shareholders representing at least 2/3 (two thirds) of the total votes conferred by the shares with voting rights, but may be convened, on second convocation, with any number.

The paragraphs of article 135[3] above provide for the filing and publication formalities that must be observed for the acts concerning the reform to be effective against third parties, and also

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Art. 124. The meeting will be convened through an announcement published at least 3 (three) times, containing, in addition to the location, date and time of the meeting, the agenda, and, in the case of reform of the bylaws, indication of the matter.
Paragraph 1 The first convocation of the general meeting must be made:
I - in the private company, at least 8 (eight) days in advance, counting the publication period of the first announcement; if the meeting is not held, a new announcement will be published, of the second convocation, at least 5 (five) days in advance;
II - in the publicly-held company, 21 (twenty-one) days in advance, and the second convocation 8 (eight) days in advance.
Paragraph 2 The general meeting must be held, preferably, in the building where the company is headquartered or, in the event of force majeure, elsewhere, provided that it is in the same Municipality as the headquarters and is clearly indicated in the announcements.
Paragraph 2-A. Without prejudice to the provisions of paragraph 2 of this article, publicly-held and private companies may hold a virtual meeting, in accordance with the regulations of the Securities and Exchange Commission of Brazil and the competent entity of the Federal Executive Branch, respectively.
Paragraph 3 In private companies, the shareholder who represents 5% (five percent) or more of the share capital will be summoned by telegram or registered letter, issued in advance provided for in paragraph 1, provided that he/she has requested it from the company in writing, indicating the full address and the validity period of the request, not exceeding 2 (two) fiscal years, and renewable; this summons does not exempt publication of the notice provided for in paragraph 1, and non-compliance will give the shareholder the right to receive, from the company's managers, compensation for the losses suffered.
Paragraph 4 Regardless of the formalities provided for in this article, the general meeting attended by all shareholders will be considered regular.
Paragraph 5 The Securities and Exchange Commission of Brazil may, at its sole discretion, by reasoned decision of its Board, at the request of any shareholder, and after hearing the company:
I - determine, in principle, postponement of the general meeting for up to 30 (thirty) days, in case of insufficient information necessary for the resolution, as of the deadline of the date on which complete information is made available to the shareholders; and
II - interrupt, for up to 15 (fifteen) days, the course of advance notice period for convening an extraordinary general meeting of a publicly-held company, in order to learn about and analyze the proposals to be submitted at the meeting and, as the case may be, inform the company, up until the end of the interruption, the reasons why it believes that the resolution proposed for the meeting violates legal or regulatory provisions.
Paragraph 6 The publicly-held companies with shares admitted for trading on a stock exchange must send, on the publication date of the announcement convening the meeting, to the stock exchange in which their shares are most traded, the documents made available to the shareholders for deliberation at the general meeting."

[3] "Art. 135. (...)
Paragraph 1 Acts relating to bylaw reforms, to be valid against third parties, are subject to filing and publication formalities, however, failure to comply with these formalities may not be opposed by the company or its shareholders to third parties in good faith.
Paragraph 2 The provisions of article 97 and its paragraphs 1 and 2 and article 98 and its paragraph 1 apply to acts of reform of the bylaws.

on the need for the documents pertinent to the matter to be discussed at the extraordinary general meeting to be made available to the shareholders, at the company's headquarters, on the publication of the first notice convening the general meeting.

Finally, with regard to the exercise of voting rights by shareholders, it should be noted that art. 8 of the Bylaws contemplates limitation in the percentage of 10% (ten percent) of the voting capital, so that the information contained in the Management Proposal on the subject should be observed in the shareholders meeting under analysis.

Having made these considerations, we conclude that there is no legal obstacle to proceeding with the matter, in the form of the Management Proposal draft and Bylaws submitted.

It should be emphasized that the legal position expressed herein is merely an opinion, and this is the position that we feel is most in line with the legal provisions applicable to the case in question.

For higher-level review,

Cristiane Vieira de Paiva Villela
Lawyer of the Legal Advisory Department - PRJC

In agreement.

To the PRJ.

Rafael Gusmão Rodrigues de Andrade
Manager of the Legal Advisory Department – PRJC

In agreement.

To the CJ.

André de Avellar Torres
Legal Superintendent – PRJ

In agreement.

Paragraph 3 The documents pertinent to the matter to be discussed at the extraordinary general meeting must be made available to the shareholders, at the company's headquarters, on the publication of the first convocation announcement of the general meeting."

ANNEX 03 – Legal Opinion.

Date: 09/21/2022

MEMORANDUM PRJC-246/2022

To the DCGE.

José Eduardo Guimarães Barros

Legal Counsel - CJ

SUBTITLE

CA - Board of Directors

CF - Fiscal Council

CAE - Audit and Risk Committee

CEGS - Strategy, Governance and Sustainability Committee

CPES - People, Eligibility, Succession and Remuneration Committee